                                                    Registration Nos. 333-
                                                                          ------
                                                                      811-09359

      As filed With the Securities and Exchange Commission on June 10, 2008

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-6

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 [X]

     Pre-effective Amendment No.  [ ]

     Post-Effective Amendment No. [ ]

                                  and/or

REGISTRATION STATEMENT UNDER THE
INVESTMENT COMPANY ACT OF 1940                          [X]

     Amendment No.                [29]

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                            SEPARATE ACCOUNT USL VL-R
                           (Exact Name of Registrant)

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                               (Name of Depositor)

                                 70 Pine Street
                            New York, New York 10270
         (Address of Depositor's Principal Executive Offices) (Zip Code)

        Depositor's Telephone Number, including Area Code (713) 831-8470

                         AMERICAN HOME ASSURANCE COMPANY
                               (Name of Guarantor)
                                 70 Pine Street
                            New York, New York 10270

                                 (212) 770-7000
               (Guarantor's Telephone Number, Including Area Code)

                              Lauren W. Jones, Esq.
                             Deputy General Counsel
                      American General Life Companies, LLC
                               2929 Allen Parkway
                            Houston, Texas 77019-2191

 (Name and Address of Agent for Service for Depositor, Registrant and Guarantor)

Approximate Date of Proposed Public Offering: Continuous.

It is proposed that this filing will become effective (check appropriate box)

     [ ] immediately upon filing pursuant to paragraph (b)

     [ ] on (date) pursuant to paragraph (b)

     [ ] 60 days after filing pursuant to paragraph (a)(1)

     [ ] on (date) pursuant to paragraph (a)(1) of Rule 485.

If appropriate, check the following box:

[ ] This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement.

Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until Registrant shall file another amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

AIG INCOME ADVANTAGE PLUS (SM)

FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICIES (the "Policies") issued by The United States Life Insurance Company in the City of New York ("USL") through its Separate Account USL VL-R

                            This Prospectus is dated
                                August    , 2008
                                       ---

This prospectus describes AIG Income Advantage Plus flexible premium variable universal life insurance Policies issued by USL. AIG Income Advantage Plus Policies provide life insurance coverage with flexibility in death benefits, premium payments and investment options. During the lifetime of the insured person you may designate or change the beneficiary to whom AIG Income Advantage Plus pays the death benefit upon the insured person's death. You choose one of three death benefit options. We guarantee a death benefit if the monthly guarantee premium is paid and your Policy has not lapsed.

For information on how to contact USL, please see "Contact Information" on page
5.

The Index of Special Words and Phrases on page 71 will refer you to pages that contain more about many of the words and phrases that we use. All of the words and phrases listed in the Index will be underlined and written in bold the first time they appear in this prospectus.

This prospectus generally describes only the variable portions of the Policy, except where the fixed account is specifically mentioned. Please read this prospectus carefully and keep it for future reference.

The USL declared fixed interest account ("Fixed Account") is the fixed investment option for these Policies. You can also use USL's Separate Account USL VL-R ("Separate Account") to invest in the AIG Income Advantage Plus variable investment options. Currently, the AIG Income Advantage Plus variable investment options each purchase shares of a corresponding Fund of:

..    AIG Retirement Company I ("AIG Retirement Co. I")

..    AIM Variable Insurance Funds ("AIM V.I.")

..    The Alger American Fund ("Alger American")

..    American Century Variable Portfolios, Inc. ("American Century VP")

..    Credit Suisse Trust ("Credit Suisse Trust")

..    Dreyfus Variable Investment Fund ("Dreyfus VIF")

..    Fidelity(R) Variable Insurance Products ("Fidelity(R) VIP")

..    Franklin Templeton Variable Insurance Products Trust ("Franklin Templeton
        VIP")

..    Janus Aspen Series ("Janus Aspen")

..    J.P. Morgan Series Trust II ("JPMorgan")

..    JPMorgan Insurance Trust ("JPMorgan Insurance Trust")

..    MFS(R) Variable Insurance Trust(SM) ("MFS(R) VIT")

..    Neuberger Berman Advisers Management Trust ("Neuberger Berman AMT")

..    Oppenheimer Variable Account Funds ("Oppenheimer")

..    PIMCO Variable Insurance Trust ("PIMCO VIT")

..    Pioneer Variable Contracts Trust ("Pioneer")

..    Putnam Variable Trust ("Putnam VT")

..    SunAmerica Series Trust ("SunAmerica ST")

..    Van Kampen Life Investment Trust ("Van Kampen LIT")

..    Vanguard(R) Variable Insurance Fund ("Vanguard VIF")

See "Variable Investment Options" on page 21 for a complete list of the variable investment options and the respective advisers and sub-advisers of the corresponding Funds. You should also read the prospectuses of the Funds underlying the variable investment options that may interest you. You can request free copies from your USL representative or from our Administrative Center shown under "Contact Information" on page 5.

There is no guaranteed cash surrender value for amounts allocated to the variable investment options.

If the cash surrender value (the cash value reduced by any loan balance) is insufficient to cover the charges due under the Policy, the Policy may terminate without value.

Buying this Policy might not be a good way of replacing your existing insurance or adding more insurance if you already own a flexible premium variable universal life insurance Policy. You may wish to consult with your insurance representative or financial adviser.

Neither the Securities and Exchange Commission ("SEC") nor any state securities commission has approved or disapproved these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The Policies are not insured by the FDIC, the Federal Reserve Board or any similar agency. They are not a deposit or other obligation of, nor are they guaranteed or endorsed by, any bank or depository institution. An investment in a variable universal life insurance policy is subject to investment risks, including possible loss of principal invested.

The Policies are not available in all states. This prospectus does not offer the Policies in any jurisdiction where they cannot be lawfully sold. You should rely only on the information contained in this prospectus, or on sales materials we have approved or that we have referred you to. We have not authorized anyone to provide you with information that is different.

                                TABLE OF CONTENTS

POLICY BENEFITS/RISKS SUMMARY...........................................................  6
POLICY BENEFITS.........................................................................  6
   Your Specified Amount................................................................  6
   Death Benefit........................................................................  6
      Death Benefit Proceeds............................................................  6
      Death Benefit Option 1, Option 2 and Option 3.....................................  6
         Death Benefit Option 1.........................................................  7
         Death Benefit Option 2.........................................................  7
         Death Benefit Option 3.........................................................  7
   Full Surrenders, Partial Surrenders, Transfers, and Policy Loans.....................  7
      Full Surrenders...................................................................  7
      Partial Surrenders................................................................  7
      Transfers.........................................................................  7
      Policy Loans......................................................................  7
   Premiums.............................................................................  7
      Flexibility of Premiums...........................................................  7
      Free Look.........................................................................  8
   The Policy...........................................................................  8
      Ownership Rights..................................................................  8
      Separate Account..................................................................  8
      Fixed Account.....................................................................  8
      Accumulation Value................................................................  8
      Payment Options...................................................................  8
      Tax Benefits......................................................................  8
   Supplemental Benefits and Riders.....................................................  8
POLICY RISKS............................................................................  9
   Investment Risk......................................................................  9
   Risk of Lapse........................................................................  9
   Tax Risks............................................................................  9
   Partial Surrender and Full Surrender Risks........................................... 10
   Policy Loan Risks.................................................................... 10
PORTFOLIO RISKS......................................................................... 10
TABLES OF CHARGES....................................................................... 11
GENERAL INFORMATION..................................................................... 19
      The United States Life Insurance Company in the City of New York.................. 19
   Separate Account VL-R................................................................ 19
   Guarantee of Insurance Obligations................................................... 19
   Additional Information............................................................... 20
   Communication with AGL............................................................... 20
      Administrative Center............................................................. 20
      E-Delivery, E-Service and written transactions.................................... 20
         E-Delivery..................................................................... 20
         E-Service...................................................................... 21
         Written transactions........................................................... 21
   Variable Investment Options.......................................................... 21
   Voting Privileges.................................................................... 24
   Fixed Account........................................................................ 25
      Our general account............................................................... 25
      How we declare interest........................................................... 25
   Preliminary Information Statement and Policy Summary................................. 26
   Illustrations........................................................................ 26
POLICY FEATURES......................................................................... 26
   Age.................................................................................. 26
   Death Benefits....................................................................... 26
      Your specified amount of insurance................................................ 26
      Your death benefit................................................................ 27

         Required minimum death benefit.................................................  28
         Base coverage and supplemental coverage........................................  29
      Premium Payments..................................................................  31
         Premium payments...............................................................  31
         Premium Payments and Transfer Requests in Good Order...........................  31
         Limits on premium payments.....................................................  31
         Checks.........................................................................  31
         Planned periodic premiums......................................................  32
         Guarantee period benefit.......................................................  32
         Free look period...............................................................  32
      Changing Your Investment Option Allocations.......................................  33
         Future premium payments........................................................  33
         Transfers of existing accumulation value.......................................  33
         Dollar cost averaging..........................................................  33
         Automatic rebalancing..........................................................  34
         Market timing..................................................................  34
         Restrictions initiated by the Funds and information sharing obligations........  35
      Changing the Specified Amount of Insurance........................................  35
         Increase in coverage...........................................................  35
         Decrease in coverage...........................................................  36
      Changing Death Benefit Options....................................................  37
         Change of death benefit option.................................................  37
         Tax consequences of changes in insurance coverage..............................  37
         Effect of changes in insurance coverage on guarantee period benefit............  37
      Account Value Enhancement.........................................................  38
      Effective Date of Policy and Related Transactions.................................  38
         Valuation dates, times, and periods............................................  38
         Fund pricing...................................................................  38
         Date of receipt................................................................  39
         Commencement of insurance coverage.............................................  39
         Date of issue; Policy months and years.........................................  39
         Monthly deduction days.........................................................  39
         Commencement of investment performance.........................................  39
         Effective date of other premium payments and requests that you make............  39
      Reports to Policy Owners..........................................................  40
ADDITIONAL BENEFIT RIDERS...............................................................  40
      Riders............................................................................  40
         Accidental Death Benefit Rider.................................................  40
         Children's Insurance Benefit Rider.............................................  40
         Enhanced Early Cash Value Term Rider...........................................  41
            Rider charges...............................................................  41
            Rider Amount................................................................  41
            Termination or Automatic Conversion.........................................  41
         Waiver of Monthly Deduction Rider..............................................  41
         Overloan Protection Rider......................................................  42
         Monthly Guarantee Premium Rider for First 20 Years.............................  43
         Guaranteed Minimum Withdrawal Benefit Rider....................................  45
            Requirements to purchase the rider..........................................  45
            Eligibility period..........................................................  45
            Withdrawal period...........................................................  45
            Guaranteed Benefit Balance..................................................  45
            Maximum guaranteed annual withdrawal........................................  46
            Guaranteed Benefit Balance and maximum annual withdrawal amount calculations during the withdrawal period.............................................  46
            Policy surrender or maturity................................................  47
            Policy lapse................................................................  47
            Rider charge................................................................  47
            Death benefit...............................................................  47
            Investment option restrictions..............................................  47
            Monthly guarantee period benefit............................................  48

            Reinstatement...............................................................  50
            Termination.................................................................  50
      Tax Consequences of Additional Rider Benefits.....................................  50
POLICY TRANSACTIONS.....................................................................  50
      E-Delivery, E-Service, Telephone Transactions and Written Transactions............  50
      Withdrawing Policy Investments....................................................  51
         Full surrender.................................................................  51
         Partial surrender..............................................................  51
         Option to exchange Policy during first 18 months...............................  51
         Option to convert to paid-up endowment insurance...............................  52
         Right to convert in the event of a material change in investment policy........  52
         Policy loans...................................................................  52
         Preferred loan interest rate...................................................  53
         Maturity of your Policy........................................................  53
         Option to extend coverage......................................................  53
         Tax considerations.............................................................  54
POLICY PAYMENTS.........................................................................  54
      Payment Options...................................................................  54
         Change of payment option.......................................................  55
         Tax impact.....................................................................  55
      The Beneficiary...................................................................  55
      Assignment of a Policy............................................................  55
      Payment of Proceeds...............................................................  56
         General........................................................................  56
         Delay of Fixed Account proceeds................................................  56
         Delay for check clearance......................................................  56
         Delay of Separate Account USL VL-R proceeds....................................  56
         Delay to challenge coverage....................................................  56
         Delay required under applicable law............................................  57
ADDITIONAL RIGHTS THAT WE HAVE..........................................................  57
         Underwriting and premium classes...............................................  57
         Policies purchased through "internal rollovers"................................  58
         Policies purchased through term life conversions...............................  58
         Variations in expenses or risks................................................  58
CHARGES UNDER THE POLICY................................................................  58
         Statutory premium tax charge...................................................  58
         Premium expense charge.........................................................  58
         Daily charge (mortality and expense risk fee)..................................  58
         Flat monthly charge............................................................  59
         Monthly charge per $1,000 of base coverage.....................................  59
         Monthly insurance charge.......................................................  59
         Monthly charges for additional benefit riders..................................  60
         Surrender charge...............................................................  60
         Partial surrender processing fee...............................................  61
         Transfer fee...................................................................  61
         Illustrations..................................................................  61
         Policy loans...................................................................  61
         Charge for taxes...............................................................  61
         Allocation of charges..........................................................  61
      More About Policy Charges.........................................................  62
         Purpose of our charges.........................................................  62
         General........................................................................  62
ACCUMULATION VALUE......................................................................  62
         Your accumulation value........................................................  62
         Your investment options........................................................  62
POLICY LAPSE AND REINSTATEMENT..........................................................  63
FEDERAL TAX CONSIDERATIONS..............................................................  63
      Tax Effects.......................................................................  64
         General........................................................................  64
         Testing for modified endowment contract status.................................  64

         Other effects of Policy changes................................................  65
         Policy changes and extending coverage..........................................  65
         Rider benefits.................................................................  65
         Taxation of pre-death distributions if your Policy is not a modified endowment contract....................................................................  65
         Taxation of pre-death distributions if your Policy is a modified endowment contract....................................................................  66
         Policy lapses and reinstatements...............................................  67
         Diversification and investor control...........................................  67
         Estate and generation skipping taxes...........................................  67
         Life insurance in split dollar arrangements....................................  68
         Pension and profit-sharing plans...............................................  68
         Other employee benefit programs................................................  69
         ERISA..........................................................................  69
         Our taxes......................................................................  69
         When we withhold income taxes..................................................  69
         Tax changes....................................................................  69
LEGAL PROCEEDINGS.......................................................................  70
FINANCIAL STATEMENTS....................................................................  70
INDEX OF SPECIAL WORDS AND PHRASES......................................................  71

                               CONTACT INFORMATION

Addresses and telephone numbers: Here is how you can contact us about the AIG Income Advantage Plus Policies.

                    ADMINISTRATIVE CENTER:                               HOME OFFICE:                   PREMIUM PAYMENTS:
--------------------------------------------------------------   -------------------------   --------------------------------
(Express Delivery)                  (U.S. Mail)                  70 Pine Street              (Express Delivery)
VUL Administration                  VUL Administration           New York, New York  10270   The United States Life Insurance
2727-A Allen Parkway                P. O. Box 4880               1-212-709-6000              Company in the City of New York
Houston, Texas 77019-2191           Houston, Texas 77210-4880                                Payment Processing Center
1-800-251-3720                                                                               8430 W. Bryn Mawr Avenue
(Hearing Impaired) 1-888-436-5256                                                            3rd Floor Lockbox 0814
Fax: 1-713-620-6653                                                                          Chicago, Illinois 60631
(Except premium payments)                                                                    (U.S. Mail)
                                                                                             The United States Life Insurance
                                                                                             Company in the City of New York
                                                                                             Payment Processing Center
                                                                                             P.O. Box 0814
                                                                                             Carol Stream, IL 60132-0814

                          POLICY BENEFITS/RISKS SUMMARY

     This summary describes the Policy's important benefits and risks. The sections in this prospectus following this summary discuss the Policy's benefits and other provisions in more detail.

                                 POLICY BENEFITS

     The insured person under a Policy must be 18 or older at the time the Policy is issued. During the insured person's lifetime, you may, within limits,
(1) change the amount of insurance, (2) borrow or withdraw amounts you have invested, (3) choose when and how much you invest, (4) choose whether your accumulation value or amount of premiums under your Policy, upon the insured person's death, will be added to the insurance proceeds we otherwise will pay to the beneficiary, and (5) add or delete certain other optional benefits that we make available by rider to your Policy. At the time of purchase, you can decide whether your Policy will be subject to certain tax rules that maximize the cash value or rules that maximize the insurance coverage.

     You may currently allocate your accumulation value among the 47 variable investment options available under the Policy, each of which invests in an underlying Fund (each available portfolio is referred to in this prospectus as a "Fund," and collectively, the "Funds"), and the Fixed Account, which credits a specified rate of interest.

     Your accumulation value will vary based on the investment performance of the variable investment options you choose and interest credited to the Fixed Account.

Your Specified Amount

     In your application to buy an AIG Income Advantage Plus Policy, you tell us how much life insurance coverage you want. We call this the "specified amount" of insurance. The Policy is available for specified amounts of $50,000 or more. The specified amount consists of what we refer to as "base coverage" plus any "supplemental coverage" you select. You decide how much base coverage and supplemental coverage you want. Base coverage must be at least 10% of the specified amount. We pay compensation to your insurance agent's broker-dealer for the sale of both base and supplemental coverages. We pay a different level of compensation based on the amounts of base and supplemental coverages you select. See "Base coverage and supplemental coverage" on page 29.

Death Benefit

..    Death Benefit Proceeds: We pay the death benefit proceeds (reduced by any outstanding Policy loans and increased by any unearned loan interest we may have already charged) to the beneficiary when the insured person dies. In your application to buy an AIG Income Advantage Plus Policy, you tell us how much life insurance coverage you want. We call this the "specified amount" of insurance. We will increase the death benefit by any additional death benefit under a rider. We also provide a guarantee of a death benefit, contingent upon payment of the required premiums, equal to the specified amount (less any indebtedness) and any benefit riders for a specified period. This guarantee is not applicable if your Policy has lapsed.

..    Death Benefit Option 1, Option 2 and Option 3:

     You can choose death benefit Option 1 or Option 2 at the time of your application or at any later time before the Policy's maturity date. You can choose death benefit Option 3 only at the time of your application. You must choose one of the three Options when you apply for your Policy.

     . Death Benefit Option 1 is the specified amount on the date of the insured person's death.

     . Death Benefit Option 2 is the sum of (a) the specified amount on the date of the insured person's death and (b) the Policy's accumulation value as of the date of death.

     . Death Benefit Option 3 is the sum of (a) the death benefit we would pay under Option 1 and (b) the cumulative amount of premiums you paid for the Policy and any riders. The death benefit payable will be reduced by any amounts waived under the Waiver of Monthly Deduction Rider. Additional premiums you pay for the Policy and any riders following a partial surrender are not considered part of the "cumulative amount of premiums you paid" until the total value of the premiums paid is equivalent to or greater than the amount surrendered.

     Federal tax law may require us to increase the death benefit under any of the above death benefit Options. See "Required minimum death benefit" on page 28.

Full Surrenders, Partial Surrenders, Transfers, and Policy Loans

..    Full Surrenders: At any time while the Policy is in force, you may surrender your Policy in full. If you do, we will pay you the accumulation value, less any Policy loans and unpaid loan interest and less any surrender charge that then applies. We call this amount your "cash surrender value." You cannot reinstate a surrendered Policy. A full surrender may have adverse tax consequences.

..    Partial Surrenders: You may, at any time after the first Policy year and before the Policy's maturity date, make a partial surrender of your Policy's cash surrender value. A partial surrender must be at least $500. We do not allow partial surrenders that would reduce the death benefit below $50,000. A partial surrender is also subject to any surrender charge that then applies. A partial surrender may have adverse tax consequences.

..    Transfers: Within certain limits, you may make transfers among the variable investment options and the Fixed Account. You may make up to twelve transfers of accumulation value among the variable investment options in each Policy year without charge. We will assess a $25 charge for each transfer after the 12th transfer in a Policy year. There are special limits on transfers involving the Fixed Account.

..    Policy Loans: You may take a loan from your Policy at any time. The maximum loan amount you may take is equal to your Policy's cash surrender value less three times the amount of the charges we assess against your accumulation value on your monthly deduction day. The minimum loan you may take is $500 or, if less, an amount equal to your Policy's cash surrender value less three times the amount of the charges we assess against your accumulation value on your monthly deduction day. We charge you interest on your loan at an annual effective rate of 3.75%, which accrues daily and is assessed at the end of each Policy year. We credit interest monthly on loaned amounts; we guarantee an annual effective interest rate of 3.00%. After the tenth Policy year, you may take a preferred loan from your Policy. You may increase your risk of lapse if you take a loan. Loans may have adverse tax consequences.

Premiums

..    Flexibility of Premiums: After you pay the initial premium, you can pay premiums at any time (prior to the Policy's maturity) and in any amount less than the maximum amount allowed under tax laws. You can select a premium payment plan to pay "planned periodic premiums" monthly, quarterly, semiannually, or annually. You are not required to pay premiums according to the plan. After payment of your initial premium, you need only invest enough to ensure your Policy's cash surrender value stays above zero or that either of the "guarantee period benefit" riders (described under "Guarantee period benefit" on page 32) remains in effect. You may also choose to have premiums automatically deducted monthly from your bank account or other source under our automatic payment plan. Under certain circumstances, we may limit the amount of a premium payment or reject a premium payment.

..    Free Look: When you receive your Policy, the free look period begins. You may return your Policy during this period and receive a refund. We will refund the greater of (i) any premium payments received by us or (ii) your accumulation value plus any charges that have been deducted prior to allocation to your specified investment options. The free look period generally expires 10 days after you receive the Policy.

The Policy

..    Ownership Rights: While the insured person is living, you, as the owner of the Policy, may exercise all of the rights and options described in the Policy. These rights include selecting and changing the beneficiary, changing the owner, and assigning the Policy.

..    Separate Account: You may direct the money in your Policy to any of the variable investment options of the Separate Account. Each variable investment option invests exclusively in one of the Funds listed in this prospectus.

..    Fixed Account: You may place amounts in the Fixed Account where it earns interest at the rate of 3% or more annually. We may declare higher rates of interest, but are not obligated to do so.

..    Accumulation Value: Your accumulation value is the sum of your amounts in the variable investment options and the Fixed Account. Accumulation value varies from day to day, depending on the investment performance of the variable investment options you choose, interest we credit to the Fixed Account, charges we deduct, and any other transactions (e.g., transfers, partial surrenders and loans).

..    Payment Options: There are several ways of receiving proceeds under the death benefit, surrender, and maturity provisions of the Policy, other than in a lump sum. More detailed information concerning these payment options is available on request from our Administrative Center shown under "Contact Information" on page 5.

..    Tax Benefits: The Policy is designed to afford the tax treatment normally accorded life insurance contracts under federal tax law. Generally, under federal tax law, the death benefit under a qualifying life insurance policy is excludable from the gross income of the beneficiary. In addition, this means that under a qualifying life insurance policy, cash value builds up on a tax deferred basis and transfers of cash value among the available investment options under the policy may be made tax free. Under a qualifying life insurance policy that is not a modified endowment contract ("MEC"), the proceeds from Policy loans would not be taxed. If the Policy is not a MEC, distributions after the 15th Policy year generally will be treated first as a return of basis or investment in the Policy and then as taxable income. Moreover, loans will generally not be treated as distributions. Finally, neither distributions nor loans from a Policy that is not a MEC are subject to the 10% penalty tax.

Supplemental Benefits and Riders

     We offer several riders that provide supplemental benefits under the Policy, such as the Accidental Death Benefit Rider, which provides an additional death benefit payable if the insured person dies from bodily injury that results from an accident. For most of the riders that you choose, a charge, which is shown on page 3 of your Policy, will be deducted from your accumulation value on each monthly deduction day. Eligibility for and changes in these benefits are subject to our rules and procedures as in effect from time to time. Not all riders are available in all states.

                                  POLICY RISKS

Investment Risk

     The Policy is not suitable as a short-term investment. We designed the Policy to meet long-term financial goals. In the Policy's early years, if the total charges exceed total premiums paid or if your investment choices perform poorly, your Policy may not have any cash surrender value. The surrender charge is large enough in the Policy's early years so that if you fully surrender your Policy you may receive no cash surrender value. If you take multiple partial surrenders, your accumulation value may not cover required charges and your Policy would lapse.

     If you invest your accumulation value in one or more variable investment options, then you will be subject to the risk that investment performance will be unfavorable. You will also be subject to the risk that the accumulation value will decrease because of the unfavorable performance and the resulting higher insurance charges. You could lose everything you invest. You will also be subject to the risk that the investment performance of the variable investment options you choose may be less favorable than that of other variable investment options, and in order to keep the Policy in force you may be required to pay more premiums than originally planned. We do not guarantee a minimum accumulation value.

     If you allocate net premiums to the Fixed Account, then we credit your accumulation value (in the Fixed Account) with a declared rate of interest, but you assume the risk that the rate may decrease, although it will never be lower than a guaranteed minimum annual effective rate of 3%.

Risk of Lapse

     If your cash surrender value is not enough to pay the charges deducted against your accumulation value each month, your Policy may enter a 61-day grace period. We will notify you that the Policy will lapse (terminate without value) at the end of the grace period unless you make a sufficient payment. Your Policy may also lapse if outstanding Policy loans plus any accrued interest payable exceeds the cash surrender value. While the guarantee period benefit rider or the guaranteed minimum withdrawal benefit rider is applicable to your Policy, if you pay the monthly guarantee premiums your Policy will not lapse and we will provide a death benefit depending on the death benefit Option you chose.

Tax Risks

     We anticipate that the Policy should generally qualify as a life insurance contract under federal tax law. However, due to limited guidance under the federal tax law, there is some uncertainty about the application of the federal tax law to the Policy, particularly if you pay the full amount of premiums permitted under the Policy. Please consult a tax adviser about these consequences.

     Depending on the total amount of premiums you pay, the Policy may be treated as a MEC under federal tax laws. If a Policy is treated as a MEC, then surrenders, partial surrenders, and loans under the Policy will be taxable as ordinary income to the extent there are earnings in the Policy. In addition, a 10% penalty tax may be imposed on surrenders, partial surrenders, and loans taken before you reach age 59 1/2.

     See "Federal Tax Considerations" on page 63. You should consult a qualified tax adviser for assistance in all Policy-related tax matters.

Partial Surrender and Full Surrender Risks

     The surrender charge under the Policy applies for a maximum of the first 14 Policy years (and for a maximum of the first 14 Policy years after any requested increase in the Policy's specified amount) in the event you surrender the Policy or decrease the specified amount. The surrender charge may be considerable. Any outstanding loan balance reduces the amount available to you upon a partial or full surrender. It is possible that you will receive no cash surrender value if you surrender your Policy in the first few Policy years. Under death benefit Option 3, partial surrenders reduce the Policy's death benefit until the total value of the premiums you pay after the partial surrender is equivalent to or greater than the amount surrendered. You should purchase the Policy only if you have the financial ability to keep it in force for a substantial period of time. You should not purchase the Policy if you intend to surrender all or part of the accumulation value in the near future. We designed the Policy to meet long-term financial goals.

     A partial surrender or full surrender may have adverse tax consequences.

Policy Loan Risks

     A Policy loan, whether or not repaid, will affect accumulation value over time because we subtract the amount of the loan and any accrued interest from the variable investment options and/or Fixed Account as collateral, and this loan collateral does not participate in the investment performance of the variable investment options or receive any excess interest credited to the Fixed Account.

     We reduce the amount we pay on the insured person's death by the amount of any Policy loan and any accrued interest. Your Policy may lapse (terminate without value) if outstanding Policy loans plus any accrued interest payable reduce the cash surrender value to zero.

     If you surrender the Policy or allow it to lapse while a Policy loan remains outstanding, the amount of the loan, to the extent it has not been previously taxed, is treated as a distribution from the Policy and may be subject to federal income taxation.

                                 PORTFOLIO RISKS

     A discussion of the risks of each Fund may be found in its prospectus. Please refer to the Funds' prospectuses for more information. You may request a copy of any or all of the Fund prospectuses by contacting your USL representative or the Administrative Center shown under "Contact Information" on page 5.

     There is no assurance that any of the Funds will achieve its stated investment objective.

                                TABLES OF CHARGES

     The following tables describe the fees and expenses that are payable, when buying, owning and surrendering a Policy. No Policy owner will be charged more than the amount we show under the "Maximum Guaranteed Charge" columns.

     USL may also make available to Policy owners other variable universal life insurance policies with different features and different charges. Please ask your USL representative about our other policies.

     The first table describes the fees and expenses that are payable at the time that you (1) buy a Policy, (2) change a Policy's specified amount, (3) surrender a Policy during the first 14 Policy years and the first 14 Policy years following an increase in the Policy's specified amount, or (4) transfer accumulation value between investment options.

                                Transaction Fees

Charge              When Charge is Deducted                  Maximum Guaranteed Charge        Current Charge
------------------  ---------------------------------------  -------------------------------  -----------------------------------
Statutory Premium   Upon receipt of each premium payment     3.5% of each premium payment     2.0%/1/ of each premium payment
Tax Charge

Premium Expense     Upon receipt of each premium payment     7.5% of the premium payment      5% of the premium payment remaining
Charge                                                       remaining after deduction of     after deduction of the premium tax
                                                             the premium tax charge           charge

Partial Surrender   Upon a partial surrender of your Policy  The lesser of $25 or 2% of the   $10
Processing Fee                                               amount of the partial surrender

Transfer Fee        Upon a transfer of accumulation value    $25 for each transfer/2/         $25 for each transfer/2/

Policy Owner        Upon each request for a Policy           $25                              $0
Additional          illustration after the first in a
Illustration        Policy year
Charge

----------
/1/ The state of New York charges a statutory premium tax of 0.7%; however, there is a 2.0% effective premium tax rate charged in New York. This effective premium tax rate is based upon the statutory premium tax, franchise taxes and the Metropolitan Commuter Transportation District or "MCTD" tax assessed in New York. In states where a statutory premium tax is assessed, the statutory premium tax rates vary state by state. For example, the highest statutory premium tax rate, 3.5%, is in the state of Nevada, while the lowest statutory premium tax rate, 0.5%, is in the state of Illinois. Certain local jurisdictions may assess additional premium taxes.

/2/  The first 12 transfers in a Policy year are free of charge.

                                Transaction Fees

Charge                      When Charge is Deducted              Maximum Guaranteed Charge        Current Charge
--------------------------  -----------------------------------  -------------------------------  -------------------------------
Surrender Charge

   Maximum Charge - for     Upon a partial surrender or a full   $49 per $1,000 of base coverage  $49 per $1,000 of base coverage
   the first Policy year    surrender of your Policy during the
   - for a 60 year old      first 14 Policy years and during
   male, with a             the first 14 Policy years following
   Specified Amount of      an increase in the Policy's base
   $360,000, of which       coverage/1/
   $360,000 is base
   coverage/1/

   Minimum Charge - for     Upon a partial surrender or a full   $3 per $1,000 of base coverage   $3 per $1,000 of base coverage
   the first Policy year    surrender of your Policy during the
   - for an 18 year old     first 14 Policy years and during
   female, with a           the first 14 Policy years following
   Specified Amount of      an increase in the Policy's base
   $360,000, of which       coverage/1/
   $36,000 is base
   coverage/1/

   Example Charge - for     Upon a partial surrender or a full   $17 per $1,000 of base coverage  $17 per $1,000 of base coverage
   the first Policy year    surrender of your Policy during the
   - for a 38 year old      first 14 Policy years and during
   male, with a             the first 14 Policy years following
   Specified Amount of      an increase in the Policy's base
   $360,000, of which       coverage/1/
   $306,000 is base
   coverage/1/

Overloan Protection Rider

     One-Time Charge        At time rider is exercised           5.0% of Policy's accumulation    3.5% of Policy's accumulation
                                                                 value at time rider is           value at time rider is
                                                                 exercised                        exercised

----------
     /1/ The Surrender Charge will vary based on the insured person's sex, age, Policy year and base coverage. The surrender charge attributable to an increase in the Policy's base coverage applies only to the increase in base coverage. See "Base coverage and supplemental coverage" on page
          29. The Surrender Charges shown in the table may not be typical of the charges you will pay. Pages 28 and 29 of your Policy will indicate the maximum guaranteed Surrender Charges applicable to your Policy. More detailed information concerning your Surrender Charge is available free of charge on request from our Administrative Center shown under "Contact Information" on page 5 of this prospectus.

     The next table describes the fees and expenses that you will pay periodically during the time that you own the Policy, not including Fund fees and expenses.

                                Periodic Charges
                       (other than Fund fees and expenses)

Charge                        When Charge is Deducted          Maximum Guaranteed Charge          Current Charge
---------------------------   ------------------------------   --------------------------------   --------------------------------
Flat Monthly Charge           Monthly, at the beginning of     $10                                $10
                              each Policy month

Cost of Insurance Charge/1/

   Maximum Charge/2/ (at      Monthly, at the beginning of     $83.33 per $1,000 of net amount    $30.29 per $1,000 of net amount
   insured person's           each Policy month                at risk/3/ attributable to base    at risk attributable to base
   hypothetical age 120)                                       coverage; and                      coverage; and


                                                               $83.33 per $1,000 of net amount    $30.29 per $1,000 of net amount
                                                               at risk attributable to            at risk attributable to
                                                               supplemental coverage              supplemental coverage

   Minimum Charge/4/          Monthly, at the beginning of     $0.04 per $1,000 of net amount     $0.04 per $1,000 of net amount
                              each Policy month                at risk attributable to base       at risk attributable to base
                                                               coverage; and                      coverage; and


                                                               $0.04 per $1,000 of net amount     $0.04 per $1,000 of net amount
                                                               at risk attributable to            at risk attributable to
                                                               supplemental coverage              supplemental coverage


   Example Charge for the     Monthly, at the beginning of     $0.12 per $1,000 of net amount     $0.12 per $1,000 of net amount
   first Policy year - for    each Policy month                at risk attributable to base       at risk attributable to base
   a 38 year old male,                                         coverage; and                      coverage; and
   preferred non-tobacco,
   with a Specified Amount                                     $0.12 per $1,000 of net amount     $0.12 per $1,000 of net amount
   of $360,000, of which                                       at risk attributable to            at risk attributable to
   $252,000 is base                                            supplemental coverage              supplemental coverage
   coverage and $108,000 is
   supplemental coverage

----------
     /1/ The Cost of Insurance Charge will vary based on the insured person's sex, age, premium class, Policy year and base and supplemental coverage amounts. See "Base coverage and supplemental coverage" on page 29. The Cost of Insurance Charges shown in the table may not be typical of the charges you will pay. Page 28 of your Policy will indicate the maximum guaranteed Cost of Insurance Charge applicable to your Policy. More detailed information concerning your Cost of Insurance Charge is available on request from our Administrative Center shown under "Contact Information" on page 5 of this prospectus. Also see "Illustrations" on page 26 of this prospectus.

     /2/ The Maximum Charge for both the maximum guaranteed charge and the current charge occurs during the 12 months following the policy anniversary nearest the insured person's 120th birthday. The policy anniversary nearest the insured person's 121st birthday is the Policy's maximum maturity date. The Maximum Charge is for a male, standard tobacco, age 75 at the Policy's date of issue, with a Specified Amount of $50,000, all of which is base coverage.

     /3/ The net amount at risk is the difference between the current death benefit under your Policy and your accumulation value under the Policy.

     /4/ The Minimum Charge for both the maximum guaranteed charge and the current charge occurs in Policy year 1. The Minimum Charge is for a female, preferred plus non-tobacco, age 18 at the Policy's date of issue, with a Specified Amount of 1,000,000, of which $100,000 is base coverage and $900,000 is supplemental coverage.

                                Periodic Charges
                       (other than Fund fees and expenses)

Charge                        When Charge is Deducted          Maximum Guaranteed Charge          Current Charge
---------------------------   ------------------------------   --------------------------------   --------------------------------
Monthly Charge per $1,000
of base coverage/1/

   Maximum Charge - for a     Monthly, at the beginning of     $1.67 per $1000 of base coverage   $1.67 per $1000 of base coverage
   75 year old male,          each Policy month. This Charge
   standard tobacco, with a   is assessed during the first 3
   Specified Amount of        Policy years and the first 3
   $360,000, of which         Policy years following an
   $360,000 is base           increase in base coverage/2/
   coverage

   Minimum Charge - for an    Monthly, at the beginning of     $0.06 per $1000 of base coverage   $0.06 per $1000 of base coverage
   18 year old female,        each Policy month. This Charge
   preferred plus,            is assessed during the first 3
   non-tobacco, with a        Policy years and the first 3
   Specified Amount of        Policy years following an
   $360,000, of which         increase in base coverage/2/
   $36,000 is base coverage

   Example Charge - for a     Monthly, at the beginning of     $0.25 per $1000 of base coverage   $0.25 per $1000 of base coverage
   38 year old male,          each Policy month. This Charge
   preferred non-tobacco,     is assessed during the first 3
   with a Specified Amount    Policy years and the first 3
   of $360,000, of which      Policy years following an
   $306,000 is base           increase in base coverage/2/
   coverage

Daily Charge (mortality and   Daily                            annual effective rate of 0.70%     annual effective rate of 0.20%
expense risk fee)                                              of accumulation value invested     of accumulation value invested
                                                               in the variable investment         in the variable investment
   Policy years 1-10/3/                                        options                            options

Policy Loan Interest Charge   Annually, at the end of the      Accrues daily at annual            Accrues daily at annual
                              Policy year                      effective rate of 3.75% of the     effective rate of 3.75% of the
                                                               loan balance                       loan balance

----------
     /1/ The Monthly Charge per $1,000 of base coverage will vary based on the amount of base coverage and the insured person's sex, age and premium class. See "Base coverage and supplemental coverage" on page 29. The Monthly Charge per $1,000 of base coverage shown in the table may not be typical of the charges you will pay. Page 3A of your Policy will indicate the initial Monthly Charge per $1,000 of base coverage applicable to your Policy. Your Policy refers to this charge as the "Monthly Expense Charge for the First Three Years." More detailed information covering your Monthly Charge per $1,000 of base coverage is available on request from our Administrative Center, shown under "Contact Information" on page 5 of this prospectus, or your USL representative. There is no additional charge for any illustrations which may show various amounts of coverage.

     /2/ The charge assessed during the first 3 Policy years following an increase in base coverage is only upon the amount of the increase in base coverage.

     /3/ After the 10th Policy year, the maximum daily charge will be as follows:


                   Policy years 11-20   annual effective rate of 0.35%
                   Policy years 21+     annual effective rate of 0.15%

          These reductions in the maximum amount of the daily charge are guaranteed.

     The next table describes the fees and expenses that you will pay periodically, if you choose an optional benefit rider during the time that you own the Policy.

                                Periodic Charges
                         (optional benefit riders only)

Optional Benefit Rider         When Charge is Deducted         Maximum Guaranteed Charge     Current Charge
----------------------------   -----------------------------   ---------------------------   ---------------------------
Accidental Death Benefit/1/

   Maximum Charge - for a      Monthly, at the beginning of    $0.15 per $1,000 of rider     $0.15 per $1,000 of rider
   65 year old                 each Policy month               coverage                      coverage

   Minimum Charge - for a      Monthly, at the beginning of    $0.07 per $1,000 of rider     $0.07 per $1,000 of rider
   29 year old                 each Policy month               coverage                      coverage

   Example Charge - for a      Monthly, at the beginning of    $0.09 per $1,000 of rider     $0.09 per $1,000 of rider
   38 year old                 each Policy month               coverage                      coverage

Children's Insurance Benefit   Monthly, at the beginning of    $0.48 per $1,000 of rider     $0.48 per $1,000 of rider
                               each Policy month               coverage                      coverage

----------
     /1/ The charge for the Accidental Death Benefit Rider will vary based on the insured person's age.

                                Periodic Charges
                         (optional benefit riders only)

                                                                    Maximum Guaranteed
Charge                      When Charge is Deducted                 Charge                Current Charge
-------------------------   -------------------------------------   -------------------   -------------------
Enhanced Early Cash Value
Term Rider

   Rider Monthly Expense    Monthly, at the beginning of each       $1.30 per $1,000 of   $1.30 per $1,000 of
   Maximum Charge/1/ -      Policy month. This charge is assessed   rider amount          rider amount
   for a 75 year old        during the first 10 Policy years.
   male, standard tobacco

   Rider Monthly Expense    Monthly, at the beginning of each       $0.05 per $1,000 of   $0.05 per $1,000 of
   Minimum Charge/1/ -      Policy month. This charge is assessed   rider amount          rider amount
   for an 18 year old       during the first 10 Policy years.
   female, preferred
   plus, non-tobacco

   Rider Monthly Expense    Monthly, at the beginning of each       $0.04 per $1,000 of   $0.04 per $1,000 of
   Example Charge/1/ -      Policy month. This charge is assessed   rider amount          rider amount
   for a 38 year old        during the first 10 Policy years.
   male, preferred
   non-tobacco

   Rider Monthly            Monthly, at the beginning of each       $5.54 per $1,000 of   $0.70 per $1,000 of
   Insurance Maximum        Policy month                            net amount at risk    net amount at risk
   Charge/2/ for the                                                attributable to the   attributable to the
   first Policy year -                                              rider                 rider
   for a 75 year old
   male, standard
   tobacco, with a rider
   amount of $100,000

   Rider Monthly            Monthly, at the beginning of each       $0.06 per $1,000 of   $0.01 per $1,000 of
   Insurance Minimum        Policy month                            net amount at risk    net amount at risk
   Charge/2/ - for the                                              attributable to the   attributable to the
   first Policy year -                                              rider                 rider
   for an 18 year old
   female, preferred
   plus, non-tobacco,
   with a rider amount of
   $100,000

   Rider Monthly            Monthly, at the beginning of each       $0.22 per $1,000 of   $0.01 per $1,000 of
   Insurance Example        Policy month                            net amount at risk    net amount at risk
   Charge/2/ - for the                                              attributable to the   attributable to the
   first Policy year -                                              rider                 rider
   for a 38 year old
   male, preferred,
   non-tobacco with a
   rider amount of
   $100,000

-------------
     /1/ The Rider Monthly Expense Charge will vary based on the insured person's sex, age, premium class and the rider amount.

     /2/ The Rider Monthly Insurance Charge will vary based on the insured person's sex, age, premium class and the net amount at risk attributable to the rider.

                                               Periodic Charges
                                        (optional benefit riders only)

                                                                    Maximum Guaranteed
Optional Benefit Rider      When Charge is Deducted                 Charge                Current Charge
-------------------------   -------------------------------------   -------------------   -------------------
Waiver of Monthly
Deduction/1/

   Maximum Charge - for a   Monthly, at the beginning of each       $0.40 per $1,000 of   $0.40 per $1,000 of
   59 year old              Policy month                            net amount at risk    net amount at risk
                                                                    attributable to the   attributable to the
                                                                    Policy                Policy

   Minimum Charge - for     Monthly, at the beginning of each       $0.02 per $1,000 of   $0.02 per $1,000 of
   an 18 year old           Policy month                            net amount at risk    net amount at risk
                                                                    attributable to the   attributable to the
                                                                    Policy                Policy

   Example Charge - for a   Monthly, at the beginning of each       $0.03 per $1,000 of   $0.03 per $1,000 of
   38 year old              Policy month                            net amount at risk    net amount at risk
                                                                    attributable to the   attributable to the
                                                                    Policy                Policy

Guaranteed Minimum
Withdrawal Benefit

   Rider Charge             Daily                                   Annual effective      Annual effective
                                                                    rate of 1.50%/2/      rate of 0.75%/2/

-------------
     /1/ The charge for the Waiver of Monthly Deduction Rider will vary based on the insured person's age when we assess the charge.

     /2/ Percentages are calculated as a percent of accumulation value invested in the variable investment options.

          The next table describes the Fund fees and expenses that you will pay periodically during the time that you own the Policy. The table shows the maximum and minimum Total Annual Fund Operating Expenses before contractual waiver or reimbursement for any of the Funds for the fiscal year ended December 31, 2007. Current and future expenses for the Funds may be higher or lower than those shown.

                          Annual Fund Fees and Expenses
                (expenses that are deducted from the Fund assets)

                   Charge                      Maximum   Minimum
--------------------------------------------   -------   -------
Total Annual Fund Operating Expenses for all
of the Funds (expenses that are deducted
from portfolio assets include management        1.20%     0.24%
fees, distribution (12b-1) fees, and other expenses)/1/

     Details concerning each Fund's specific fees and expenses are contained in the Funds' prospectuses.

-------------
     /1/ Currently 10 of the Funds have contractual reimbursements or fee waivers. These reimbursements or waivers expire on April 30, 2009. The impact of contractual reimbursements or fee waivers is as follows:

                   Charge                      Maximum   Minimum
--------------------------------------------   -------   -------
Total Annual Fund Operating Expenses for all
of the Funds After Contractual Reimbursement    1.20%     0.24%
or Fee Waiver

                               GENERAL INFORMATION

The United States Life Insurance Company in the City of New York

     We are The United States Life Insurance Company ("USL") in the City of New York. USL is a stock life insurance company organized under the laws of the State of New York on February 25, 1850. USL's home office is 70 Pine Street, New York, New York 10270. USL is a successor in interest to a company originally organized under the laws of Delaware on January 10, 1917. USL is an indirect, wholly-owned subsidiary of American International Group, Inc. ("AIG"). AIG, a Delaware corporation, is a holding company which through its subsidiaries is engaged in a broad range of insurance and insurance-related activities, financial services and asset management in the United States and internationally. AIG American General is a marketing name for USL and its affiliates. The commitments under the Policies are USL's, and AIG has no legal obligation to back those commitments.

     USL is a member of the Insurance Marketplace Standards Association ("IMSA"). IMSA is a voluntary membership organization created by the life insurance industry to promote ethical market conduct for life insurance and annuity products. USL's membership in IMSA applies only to USL and not its products.

Separate Account USL VL-R

     We hold the Fund shares in which any of your accumulation value is invested in the Separate Account. The Separate Account is registered as a unit investment trust with the SEC under the Investment Company Act of 1940. We created the Separate Account on August 8, 1997 under New York law.

     For record keeping and financial reporting purposes, the Separate Account is divided into 65 separate "divisions," 47 of which correspond to the 47 variable "investment options" under the Policy. The remaining 18 divisions, and all of these 47 divisions, represent investment options available under other variable universal life policies we offer. We hold the Fund shares in which we invest your accumulation value for an investment option in the division that corresponds to that investment option. One or more of the Funds may sell its shares to other funds. Income, gains and losses credited to, or charged against, the Separate Account reflect the Separate Account's own investment experience and not the investment experience of the Separate Account's other assets.

     The assets in the Separate Account are our property. The assets in the Separate Account may not be used to pay any liabilities of USL other than those arising from the Policies. USL is obligated to pay all amounts under the Policies due the Policy owners.

Guarantee of Insurance Obligations

     Insurance obligations under the Policies are guaranteed by American Home Assurance Company ("American Home"), an affiliate of USL. Insurance obligations include, without limitation, Policy values invested in the Fixed Account, death benefits and Policy features that provide return of premium or protection against Policy lapse. The guarantee does not guarantee Policy value or the investment performance of the variable investment options available under the Policies. The guarantee provides that Policy owners can enforce the guarantee directly.

     USL expects that the American Home guarantee will be terminated in the near future. However, the insurance obligations on Policies issued prior to termination of the American Home guarantee would continue to be covered, including obligations arising from premium payments or other payments received after termination, until satisfied in full.

     American Home is a stock property-casualty insurance company incorporated under the laws of the State of New York on February 7, 1899. American Home's principal executive office is located at 70 Pine Street, New York, New York 10270. American Home is licensed in all 50 states of the United States and the District of Columbia, as well as certain foreign jurisdictions, and engages in a broad range of insurance and reinsurance activities. American Home is an indirect wholly-owned subsidiary of AIG and an affiliate of USL.

Additional Information

     We have filed a Statement of Additional Information (the "SAI") with the SEC which includes more information about your Policy. The back cover page to this prospectus describes how you can obtain a copy of the SAI.

Communication with USL

     When we refer to "you," we mean the person who is authorized to take any action with respect to a Policy. Generally, this is the owner named in the Policy. Where a Policy has more than one owner, each owner generally must join in any requested action, except for transfers and changes in the allocation of future premiums or changes among the investment options.

     Administrative Center. The Administrative Center provides service to all Policy owners. See "Contact Information" on page 5 of this prospectus. For applicants, your USL representative will tell you if you should use an address other than the Administrative Center address. All premium payments, requests, directions and other communications should be directed to the appropriate location. You should mail or express premium payments and loan repayments directly to the appropriate address shown on your billing statement. If you do not receive a billing statement, send your premium directly to the address for premium payments shown under "Contact Information" on page 5. You should communicate notice of the insured person's death, including any related documentation, to our Administrative Center address.

     E-Delivery, E-Service and written transactions. There are several different ways to request and receive Policy services.

          E-Delivery. Instead of receiving paper copies by mail of certain documents we are required to provide to you, including annual Policy and Fund prospectuses, you may select E-Delivery. E-Delivery allows you to receive notification by E-mail when new or updated documents are available that pertain to your Policy. You may then follow the link contained within the E-mail to view these documents on-line. Alternatively, you may choose to receive these documents via CD ROM. You may find electronically received documents easier to review and retain than paper documents. To enroll for E-Delivery, you can complete certain information at the time of your Policy application (with one required extra signature). If you prefer, you can go to www.aigag.com and at the same time you enroll for E-Service, enroll for E-Delivery. You do not have to enroll for E-Service to enroll for E-Delivery unless you enroll on-line. You may select or cancel E-Delivery at any time. There is no charge for E-Delivery.

          E-Service. You may enroll for E-Service to have access to on-line services for your Policy. These services include transferring values among investment options and changing allocations for future premiums. You can also view Policy statements. If you have elected E-Service, you may choose to handle certain Policy requests by E-Service or in writing. We expect to expand the list of available E-Service transactions in the future. To enroll for E-Service, go to www.aigag.com and complete the information on the introductory page under "Not an E-Service Member?" You may select or cancel the use of E-Service at any time. There is no charge for E-Service.

          Written transactions. Certain transaction requests currently must be made in writing. You must make the following requests in writing (unless you are permitted to make the requests by E-Service).

..    transfer of accumulation value;*

..    change of allocation percentages for premium payments;*

..    change of allocation percentages for Policy deductions;*

..    loan;*

..    full surrender;

..    partial surrender;*

..    change of beneficiary or contingent beneficiary;

..    loan repayments or loan interest payments;

..    change of death benefit option or manner of death benefit payment;

..    change in specified amount;

..    addition or cancellation of, or other action with respect to any benefit riders;

..    election of a payment option for Policy proceeds; and

..    tax withholding elections.

----------
*    These transactions are permitted by E-Service or in writing.

     We have special forms which should be used for loans, assignments, partial and full surrenders, changes of owner or beneficiary, and all other contractual changes. You will be asked to return your Policy when you request a full surrender. You may obtain these forms from our Administrative Center, shown under "Contact Information" on page 5, or from your USL representative. Each communication must include your name, Policy number and, if you are not the insured person, that person's name. We cannot process any requested action that does not include all required information.

Variable Investment Options

     We divided the Separate Account into variable investment options, each of which invests in shares of a corresponding Fund. Currently, you may invest premium payments in variable investment options investing in the Funds listed in the following table. The name of each Fund or a footnote for the Fund describes its type (for example, money market fund, growth fund, equity fund, etc.). The text of the footnotes follows the table. Fund sub-advisers are shown in parentheses.

                   Variable Investment Options                              Investment Adviser (sub-adviser, if applicable)
-----------------------------------------------------------------  -----------------------------------------------------------------
AIG Retirement Co. I International Equities Fund                   VALIC* (AIG Global Investment Corp.)

AIG Retirement Co. I Mid Cap Index Fund                            VALIC* (AIG Global Investment Corp.)

AIG Retirement Co. I Money Market I Fund                           VALIC* (AIG SunAmerica Asset Management Corp.)

AIG Retirement Co. I Nasdaq - 100(R) Index Fund                    VALIC* (AIG Global Investment Corp.)

AIG Retirement Co. I Science & Technology Fund/1/                  VALIC* (RCM Capital Management, LLC)
                                                                   (T. Rowe Price Associates, Inc.)
                                                                   (Wellington Management Company, LLP)

AIG Retirement Co. I Small Cap Index Fund                          VALIC* (AIG Global Investment Corp.)

AIG Retirement Co. I Stock Index Fund                              VALIC* (AIG Global Investment Corp.)

AIM V.I. Global Real Estate Fund - Series I Shares                 Invesco Aim Advisors, Inc.
                                                                   (AIM Funds Management Inc.)
                                                                   (Invesco Asset Management Deutschland, GmbH)

                   Variable Investment Options                              Investment Adviser (sub-adviser, if applicable)
-----------------------------------------------------------------  -----------------------------------------------------------------
                                                                   (Invesco Asset Management (Japan) Limited)
                                                                   (Invesco Asset Management Limited)
                                                                   (Invesco Australia Limited)
                                                                   (Invesco Global Asset Management (N.A.), Inc.)
                                                                   (Invesco Hong Kong Limited)
                                                                   (Invesco Institutional (N.A.), Inc.)
                                                                   (Invesco Senior Secured Management, Inc.)

AIM V.I. International Growth Fund - Series I Shares               Invesco Aim Advisors, Inc.
                                                                   (AIM Funds Management Inc.)
                                                                   (Invesco Asset Management Deutschland, GmbH)
                                                                   (Invesco Asset Management (Japan) Limited)
                                                                   (Invesco Asset Management Limited)
                                                                   (Invesco Australia Limited)
                                                                   (Invesco Global Asset Management (N.A.), Inc.)
                                                                   (Invesco Hong Kong Limited)
                                                                   (Invesco Institutional (N.A.), Inc.)
                                                                   (Invesco Senior Secured Management, Inc.)

Alger American Capital Appreciation Portfolio - Class O Shares     Fred Alger Management, Inc.

Alger American MidCap Growth Portfolio - Class O Shares            Fred Alger Management, Inc.

American Century VP Value Fund                                     American Century Investment Management, Inc.

Credit Suisse Trust Small Cap Core I Portfolio                     Credit Suisse Asset Management, LLC

Dreyfus VIF International Value Portfolio - Initial Shares         The Dreyfus Corporation (The Boston Company Asset Management LLC)

Fidelity(R) VIP Asset Manager(SM) Portfolio - Service Class 2/2/   Fidelity Management & Research Company
                                                                   (FMR Co., Inc.)
                                                                   (Fidelity International Investment Advisors)
                                                                   (Fidelity International Investment Advisors (U.K.) Limited)
                                                                   (Fidelity Investments Japan Limited)
                                                                   (Fidelity Investments Money Management, Inc.)
                                                                   (Fidelity Management & Research (U.K.) Inc.)
                                                                   (Fidelity Research & Analysis Company)

Fidelity(R) VIP Contrafund(R) Portfolio - Service Class 2/3/       Fidelity Management & Research Company
                                                                   (FMR Co., Inc.)
                                                                   (Fidelity International Investment Advisors)
                                                                   (Fidelity International Investment Advisors (U.K.) Limited)
                                                                   (Fidelity Investments Japan Limited)
                                                                   (Fidelity Management & Research (U.K.) Inc.)
                                                                   (Fidelity Research & Analysis Company)

Fidelity(R) VIP Equity-Income Portfolio - Service Class 2          Fidelity Management & Research Company
                                                                   (FMR Co., Inc.)
                                                                   (Fidelity International Investment Advisors)
                                                                   (Fidelity International Investment Advisors (U.K.) Limited)
                                                                   (Fidelity Investments Japan Limited)
                                                                   (Fidelity Management & Research (U.K.) Inc.)
                                                                   (Fidelity Research & Analysis Company)

Fidelity(R) VIP Freedom 2020 Portfolio - Service Class 2/4/        Strategic Advisers(R), Inc.
                                                                   Fidelity Management & Research Company

Fidelity(R) VIP Freedom 2025 Portfolio - Service Class 2/5/        Strategic Advisers(R), Inc.
                                                                   Fidelity Management & Research Company

Fidelity(R) VIP Freedom 2030 Portfolio - Service Class 2/6/        Strategic Advisers(R), Inc.
                                                                   Fidelity Management & Research Company

                   Variable Investment Options                              Investment Adviser (sub-adviser, if applicable)
-----------------------------------------------------------------  -----------------------------------------------------------------
Fidelity(R) VIP Growth Portfolio - Service Class 2                 Fidelity Management & Research Company
                                                                   (FMR Co., Inc.)
                                                                   (Fidelity International Investment Advisors)
                                                                   (Fidelity International Investment Advisors (U.K.) Limited)
                                                                   (Fidelity Investments Japan Limited)
                                                                   (Fidelity Management & Research (U.K.) Inc.)
                                                                   (Fidelity Research & Analysis Company)

Fidelity(R) VIP Mid Cap Portfolio - Service Class 2                Fidelity Management & Research Company
                                                                   (FMR Co., Inc.)
                                                                   (Fidelity International Investment Advisors)
                                                                   (Fidelity International Investment Advisors (U.K.) Limited)
                                                                   (Fidelity Investments Japan Limited)
                                                                   (Fidelity Management & Research (U.K.) Inc.)
                                                                   (Fidelity Research & Analysis Company)

Franklin Templeton VIP Franklin Small Cap Value Securities Fund -
Class 2                                                            Franklin Advisory Services, LLC

Franklin Templeton VIP Mutual Shares Securities Fund - Class 2/7/  Franklin Mutual Advisers, LLC

Janus Aspen Forty Portfolio - Services Shares/8/                   Janus Capital Management LLC

Janus Aspen Mid Cap Growth Portfolio - Service Shares              Janus Capital Management LLC

JPMorgan Insurance Trust Government Bond Portfolio                 JPMorgan Investment Advisors Inc.

JPMorgan International Equity Portfolio                            J.P. Morgan Investment Management Inc.

MFS(R) VIT New Discovery Series - Initial Class/9/                 Massachusetts Financial Services Company

MFS(R) VIT Research Series - Initial Class/10/                     Massachusetts Financial Services Company

Neuberger Berman AMT Mid-Cap Growth Portfolio - Class I            Neuberger Berman Management Inc. (Neuberger Berman, LLC)

Neuberger Berman AMT Socially Responsive Portfolio - Class I/11/   Neuberger Berman Management Inc. (Neuberger Berman, LLC)

Oppenheimer Balanced Fund/VA - Non-Service Shares/12/              OppenheimerFunds, Inc.

Oppenheimer Global Securities Fund/VA - Non-Service Shares         OppenheimerFunds, Inc.

PIMCO VIT CommodityRealReturn(TM) Strategy Portfolio -
Administrative Class/13/                                           Pacific Investment Management Company LLC

PIMCO VIT Global Bond Portfolio (Unhedged) - Administrative Class  Pacific Investment Management Company LLC

PIMCO VIT Real Return Portfolio - Administrative Class/14/         Pacific Investment Management Company LLC

PIMCO VIT Short-Term Portfolio - Administrative Class              Pacific Investment Management Company LLC

PIMCO VIT Total Return Portfolio - Administrative Class            Pacific Investment Management Company LLC

Pioneer Mid Cap Value VCT Portfolio - Class I Shares               Pioneer Investment Management, Inc.

Putnam VT Diversified Income Fund - Class IB                       Putnam Investment Management, LLC (Putnam Investment Limited)

Putnam VT Small Cap Value Fund - Class IB                          Putnam Investment Management, LLC

SunAmerica ST Aggressive Growth Portfolio - Class 1 Shares         AIG SunAmerica Asset Management Corp.

SunAmerica ST Balanced Portfolio - Class 1 Shares/15/              AIG SunAmerica Asset Management Corp.
                                                                   (J.P. Morgan Investment Management Inc.)

Van Kampen LIT Growth and Income Portfolio - Class I Shares        Van Kampen Asset Management

Vanguard** VIF High Yield Bond Portfolio                           Wellington Management Company, LLP

Vanguard** VIF REIT Index Portfolio                                The Vanguard Group, Inc.

----------
     /1/ The Fund type for AIG Retirement Co. I Science & Technology Fund is long-term capital appreciation. This Fund is a sector fund.

     /2/ The Fund type for Fidelity(R) VIP Asset Manager (SM) Portfolio - Service Class 2 is high total return.

     /3/ The Fund type for Fidelity(R) VIP Contrafund(R) Portfolio - Service Class 2 is long-term capital appreciation.

     /4/ The Fund type for Fidelity(R) VIP Freedom 2020 Portfolio - Service Class 2 is high total return.

     /5/ The Fund type for Fidelity(R) VIP Freedom 2025 Portfolio - Service Class 2 is high total return.

     /6/ The Fund type for Fidelity(R) VIP Freedom 2030 Portfolio - Service Class 2 is high total return.

     /7/  The Fund type for Franklin Templeton VIP Mutual Shares Securities Fund
          - Class 2 is capital appreciation.

     /8/ The Fund type for Janus Aspen Forty Portfolio - Service Shares is long-term growth of capital.

     /9/ The Fund type for MFS(R) VIT New Discovery Series - Initial Class is capital appreciation.

     /10/ The Fund type for MFS(R) VIT Research Series - Initial Class is capital appreciation.

     /11/ The Fund type for Neuberger Berman AMT Socially Responsive Portfolio -
          Class I Shares is long-term growth of capital by investing primarily in securities of companies that meet the Fund's financial criteria and social policy.

     /12/ The Fund type for Oppenheimer Balanced Fund/VA - Non-Service Shares is total return.

     /13/ The Fund type for PIMCO VIT CommodityRealReturn(TM) Strategy Portfolio
          - Administrative Class is maximum real return.

     /14/ The Fund type for PIMCO VIT Real Return Portfolio - Administrative
          Class is maximum real return.

     /15/ The Fund type for SunAmerica ST Balanced Portfolio - Class 1 Shares is conservation of principal and capital appreciation.

     *    "VALIC" means The Variable Annuity Life Insurance Company.

     **   "Vanguard" is a trademark of the Vanguard Group, Inc.

     From time to time, certain Fund names are changed. When we are notified of a name change, we will make changes so that the new name is properly shown. However, until we complete the changes, we may provide you with various forms, reports and confirmations that reflect a Fund's prior name.

     You can learn more about the Funds, their investment policies, risks, expenses and all other aspects of their operations by reading their prospectuses. You should carefully read the Funds' prospectuses before you select any variable investment option. We do not guarantee that any Fund will achieve its objective. In addition, no single Fund or investment option, by itself, constitutes a balanced investment plan.

     We have entered into various services agreements with most of the advisers or administrators for the Funds. We receive payments for the administrative services we perform such as proxy mailing and tabulation, mailing of Fund related information and responding to Policy owners' inquiries about the Funds. Currently, these payments range from 0.15% to 0.35% of the daily market value of the assets invested in the underlying Fund as of a certain date, usually paid at the end of each calendar quarter.

     We have entered into a services agreement with PIMCO Variable Insurance Trust ("PIMCO VIT") under which we receive fees of up to 0.15% of the daily market value of the assets invested in the underlying Fund, paid directly by PIMCO VIT for services we perform.

     We also receive what are referred to as "12b-1 fees" from some of the Funds themselves. These fees are designed to help pay for our direct and indirect distribution costs for the Policies. These fees are generally equal to 0.25% of the daily market value of the assets invested in the underlying Fund.

     From time to time some of these arrangements, except for 12b-1 arrangements, may be renegotiated so that we receive a greater payment than previously paid depending on our determination that the expenses we incur are greater than we anticipated. If the expenses we incur are less than we anticipated, we may make a profit from some of these arrangements. These payments do not result in any additional charges under the Policies that are not described under "Charges Under the Policy" on page 58.

Voting Privileges

     We are the legal owner of the Funds' shares held in the Separate Account. However, you may be asked to instruct us how to vote the Fund shares held in the various Funds that are attributable to your Policy at meetings of shareholders of the Funds. The number of votes for which you may give directions will be determined as of the record date for the meeting. The number of votes that you may direct related to a particular Fund is equal to (a) your accumulation value invested in that Fund divided by (b) the net asset value of one share of that Fund. Fractional votes will be recognized.

     We will vote all shares of each Fund that we hold of record, including any shares we own on our own behalf, in the same proportions as those shares for which we have received instructions from owners participating in that Fund through the Separate Account. Even if Policy owners participating in that Fund choose not to provide voting instructions, we will vote the Fund's shares in the same proportions as the voting instructions which we actually receive. As a result, the instructions of a small number of Policy owners could determine the outcome of matters subject to shareholder vote.

     If you are asked to give us voting instructions, we will send you the proxy material and a form for providing such instructions. Should we determine that we are no longer required to send the owner such materials, we will vote the shares as we determine in our sole discretion.

     In certain cases, we may disregard instructions relating to changes in a Fund's investment manager or its investment policies. We will advise you if we do and explain the reasons in our next report to Policy owners. USL reserves the right to modify these procedures in any manner that the laws in effect from time to time allow.

Fixed Account

     We invest any accumulation value you have allocated to the Fixed Account as part of our general assets. We credit interest on that accumulation value at a rate which we declare from time to time. We guarantee that the interest will be credited at an annual effective rate of at least 3%. Although this interest increases the amount of any accumulation value that you have in the Fixed Account, such accumulation value will also be reduced by any charges that are allocated to this option under the procedures described under "Allocation of charges" on page 61. The "daily charge" described on page 58 and the fees and expenses of the Funds discussed on page 18 do not apply to the Fixed Account.

     Our general account. Our general account assets are all of our assets that we do not hold in legally segregated separate accounts. Our general account supports our obligations to you under your Policy's Fixed Account. Because of applicable exemptions, no interest in this option has been registered under the Securities Act of 1933, as amended. Neither our general account nor our Fixed Account is an investment company under the Investment Company Act of 1940. We have been advised that the staff of the SEC has not reviewed the disclosures that are included in this prospectus for your information about our general account or our Fixed Account. Those disclosures, however, may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

     How we declare interest. Except for amounts held as collateral for loans, we can at any time change the rate of interest we are paying on any accumulation value allocated to our Fixed Account, but it will always be at an annual effective rate of at least 3%.

     Under these procedures, it is likely that at any time different interest rates will apply to different portions of your accumulation value, depending on when each portion was allocated to our Fixed Account. Any charges, partial surrenders, or loans that we take from any accumulation value that you have in our Fixed Account will be taken from each portion in reverse chronological order based on the date that accumulation value was allocated to this option.

Preliminary Information Statement and Policy Summary

     Before you purchase the Policy, we will provide you with a Buyer's Guide and a preliminary information statement illustrating some of the values and benefits of your Policy. If you request us to do so when you apply for your Policy, we will furnish you with additional preliminary information statements based on other characteristics. These characteristics could include different annual investment returns, your choice of investment options which show your premium payment invested in percentages of your choice, the weighted average of Fund expenses, and other differences you request. We will also provide you with a policy summary at the time that your Policy is delivered demonstrating the values and benefits contained in your Policy as issued. Copies of the Buyer's Guide and preliminary information statement are provided free of charge.

Illustrations

     After you purchase your Policy and upon your request, we will provide you with what we refer to as a personalized illustration. A personalized illustration shows future benefits under the Policy based upon (1) the insured person's age and premium class and (2) your selection of a death benefit Option, specified amount, planned periodic premiums, riders, and proposed investment options. A personalized illustration takes into account your Policy's actual values and features as of the date the illustration is prepared. We reserve the right to charge a maximum fee of $25 for personalized illustrations prepared after the Policy is issued if you request us to do so more than once each year. We do not currently charge for additional personalized illustrations.

     A personalized illustration is illustrative only and should not be considered a representation of actual future performance. Your actual rates of return and actual charges may be higher or lower than an illustration. The actual return on your accumulation value will depend on factors such as the amounts you allocate to particular investment options, the amounts deducted for the Policy's fees and charges, the variable investment options' fees and charges, and your Policy loan and partial surrender history.

                                 POLICY FEATURES

Age

     Generally, our use of age in your Policy and this prospectus refers to a person who is between six months younger and six months older than the stated age. Sometimes we refer to this as the "attained" age.

     We currently require that the insured person under a Policy be at least age 18 when we issue the Policy.

Death Benefits

     Your specified amount of insurance. In your application to buy an AIG Income Advantage Plus Policy, you tell us how much life insurance coverage you want. We call this the "specified amount" of insurance.

     The specified amount consists of what we refer to as "base coverage" plus any "supplemental coverage" you select. Base coverage must be at least 10% of the specified amount. (See "Enhanced

Early Cash Value Term Rider" on page 41 for an exception to the 10% requirement.) We pay a different level of compensation based on the amounts of base and supplemental coverages you select. See "Base coverage and supplemental coverage" on page 29.

     We also guarantee a death benefit for a specified period, provided you have paid the required monthly guarantee premiums. The guaranteed death benefit is equal to the specified amount (less any indebtedness) and any benefit riders. We refer to this guarantee in both your Policy and this prospectus as the "guarantee period benefit." We offer one guarantee period benefit rider, as well as a guaranteed minimum withdrawal benefit rider that includes a guarantee period benefit. We provide more information about the specified amount and the guarantee period benefit under "Guarantee period benefit," on page 32 and a discussion of the two riders under "Additional Benefit Riders" on page 40. You should read these other discussions carefully because they contain important information about how the choices you make can affect your benefits and the amount of premiums and charges you may have to pay.

     Investment performance affects the amount of your Policy's accumulation value. We deduct all charges from your accumulation value. The amount of the monthly charges may differ from month to month. However, as long as all applicable charges are paid timely each month, the specified amount of insurance payable under your Policy is unaffected by investment performance. (See "Monthly insurance charge" on page 59.)

     Your death benefit. You must choose one of three death benefit Options under your Policy at the time it is issued.

     You can choose Option 1 or Option 2 at the time of your application or at any later time before the Policy's maturity date. You can choose death benefit Option 3 only at the time of your application. The death benefit we will pay is reduced by any outstanding Policy loans and increased by any unearned loan interest we may have already charged. Depending on the Option you choose, the death benefit we will pay is:

     . Option 1--The specified amount on the date of the insured person's death.

     . Option 2--The sum of (a) the specified amount on the date of the insured person's death and (b) the Policy's accumulation value as of the date of death.

     . Option 3--The sum of (a) the death benefit we would pay under Option 1 and (b) the cumulative amount of premiums you paid for the Policy and any riders. The death benefit payable will be reduced by any amounts waived under the Waiver of Monthly Deduction Rider. Additional premiums you pay for the Policy and any riders following a partial surrender are not considered part of the "cumulative amount of premiums you paid" until the total value of the premiums paid is equivalent to or greater than the amount surrendered.

          There is a maximum net amount at risk associated with death benefit Option 3. If You have selected Option 3, the maximum net amount at risk on the date of issue is shown on page 3 of your Policy. If at any time the net amount at risk exceeds the maximum net amount at risk, USL may automatically effect a partial surrender or reduce the death benefit, both of which may have federal tax consequences, to keep the net amount at risk below the maximum then in effect. In no event, however, will we effect such partial surrender or reduce the death benefit if the change would result in adverse tax consequences under the Internal Revenue Code of 1986, as amended (the "Code") section

          7702. Future underwritten increases in specified amount will increase the maximum net amount at risk.

     See "Partial surrender" on page 51 for more information about the effect of partial surrenders on the amount of the death benefit.

     Under either Option 2 or Option 3, your death benefit will be higher than under Option 1. However, the monthly insurance charge we deduct will also be higher to compensate us for our additional risk. Because of this, your accumulation value for the same amount of premium will be higher under Option 1 than under either Option 2 or Option 3.

     Any premiums we receive after the insured person's death will be returned and not included in your accumulation value.

     Required minimum death benefit. We may be required under federal tax law to pay a larger death benefit than what would be paid under your chosen death benefit Option. We refer to this larger benefit as the "required minimum death benefit" as explained below.

     Federal tax law requires a minimum death benefit (the required minimum death benefit) in relation to the accumulation value for a Policy to qualify as life insurance. We will automatically increase the death benefit of a Policy if necessary to ensure that the Policy will continue to qualify as life insurance. One of two tests under current federal tax law can be used: the "guideline premium test" or the "cash value accumulation test." You must elect one of these tests when you apply for a Policy. After we issue your Policy, the choice may not be changed.

     There is an exception to your electing one of the tests. If you purchase the guaranteed minimum withdrawal benefit rider, we will automatically provide you with the guideline premium test.

     If you choose the guideline premium test, total premium payments paid in a Policy year may not exceed the guideline premium payment limitations for life insurance set forth under federal tax law. If you choose the cash value accumulation test, there are no limits on the amount of premium you can pay in a Policy year, as long as the death benefit is large enough compared to the accumulation value to meet the test requirements.

     The other major difference between the two tax tests involves the Policy's required minimum death benefit. The required minimum death benefit is calculated as shown in the tables that follow.

     If you selected death benefit Option 1, Option 2 or Option 3 at any time when the required minimum death benefit is more than the death benefit payable under the Option you selected, the death benefit payable would be the required minimum death benefit.

     Under federal tax law rules, if you selected either death benefit Option 1 or Option 3 and elected the cash value accumulation test, rather than the guideline premium test, the payment of additional premiums may cause your accumulation value to increase to the required minimum death benefit. Therefore, choosing the cash value accumulation test may make it more likely that the required minimum death benefit will apply if you select death benefit Option 1 or Option 3.

     If you anticipate that your Policy may have a substantial accumulation value in relation to its death benefit, you should be aware that the cash value accumulation test may cause your Policy's death benefit to be higher than if you had chosen the guideline premium test. To the extent that the cash value accumulation test does result in a higher death benefit, the cost of insurance charges deducted from your Policy will also be higher. This compensates us for the additional risk that we might have to pay the required minimum death benefit.

     If you have selected the cash value accumulation test, we calculate the required minimum death benefit by multiplying your Policy's accumulation value by a required minimum death benefit percentage that will be set forth on page 27 of your Policy. The required minimum death benefit percentage varies based on the age and sex of the insured person. Below is an example of applicable required minimum death benefit percentages for the cash value accumulation test. The percentages shown are for a male, non-tobacco, ages 40 to 120.

                          APPLICABLE PERCENTAGES UNDER
                          CASH VALUE ACCUMULATION TEST

Insured
Person's
Attained Age    40    45    50    55    60    65    70    75    99   100+
%              407%  343%  292%  249%  214%  187%  165%  148%  104%  100%

     If you have selected the guideline premium test, we calculate the required minimum death benefit by multiplying your Policy's accumulation value by an applicable required minimum death benefit percentage. The applicable required minimum death benefit percentage is 250% when the insured person's age is 40 or less, and decreases each year thereafter to 100% when the insured person's age is 95 or older. The applicable required minimum death benefit percentages under the guideline premium test for certain ages from 40 to 95 are set forth in the following table.

                          APPLICABLE PERCENTAGES UNDER
                             GUIDELINE PREMIUM TEST

Insured
Person's
Attained Age    40    45    50    55    60    65    70    75    95+
%              250%  215%  185%  150%  130%  120%  115%  105%  100%

     Your Policy calls the multipliers used for each test the "Death Benefit Corridor Rate."

     Base coverage and supplemental coverage. The amount of insurance coverage you select at the time you apply to purchase a Policy is called the specified amount. The specified amount is the total of two types of coverage: your "base coverage" and "supplemental coverage," if any, that you select. The total of the two coverages cannot be less than the minimum of $50,000 and at least 10% of the total must be base coverage when you purchase the Policy.

     There is an exception to the requirement that 10% of the total specified amount must be base coverage. If we issue the enhanced early cash value term rider, your Policy must have an initial specified amount that is all base coverage. Rider coverage must be in an amount equal to 99% of your Policy's initial specified amount. Thereafter, following the first increase in your specified amount,

     . base coverage must be at least 10% of the sum of your base coverage and rider coverage; and

     . your Policy's specified amount cannot at any time include any supplemental coverage.

See "Enhanced Early Cash Value Term Rider" on page 41.

     Generally, if we assess less than the maximum guaranteed charges under your Policy and if you choose supplemental coverage instead of base coverage, then in the early Policy years you will reduce your total charges and increase your accumulation value and cash surrender value.

     You should have an understanding of the significant differences between base coverage and supplemental coverage before you complete your application. Here are the features about supplemental coverage that differ from base coverage:

     . We pay a higher level of compensation for the sale of base coverage than for supplemental coverage;

     .    Supplemental coverage has no surrender charges;

     . The cost of insurance rate for supplemental coverage is always equal to or less than the cost of insurance rate for an equivalent amount of base coverage;

     . We calculate the monthly guarantee premiums at a higher rate for supplemental coverage than for base coverage (see "Guarantee period benefit" on page 32); and

     . We do not collect the monthly charge for each $1,000 of specified amount that is attributable to supplemental coverage.

     You can change the percentage of base coverage when you increase the specified amount, but at least 10% of the total specified amount after the increase must remain as base coverage. There is no charge when you change the percentages of base and supplemental coverages. However, if you increase your Policy's base coverage, we will impose a new surrender charge only upon the amount of the increase in base coverage. The new surrender charge applies for a maximum of the first 14 Policy years following the increase. The percentage that your base and supplemental coverages represent of your specified amount will not change whenever you decrease the specified amount. A partial surrender will reduce the specified amount. In this case, we will deduct any surrender charge that applies to the decrease in base coverage, but not to the decrease in supplemental coverage since supplemental coverage has no surrender charge. (See "Enhanced Early Cash Value Term Rider" on page 41 for an exception to the requirements described in this paragraph.)

     You should use the mix of base and supplemental coverage to emphasize your own objectives. For instance, our guarantee of a minimum death benefit (through the guarantee period benefit) may be essential to your planning. If this is the case, you may wish to maximize the percentage amount of base coverage you purchase. Policy owner objectives differ. Therefore, before deciding how much, if any, supplemental coverage you should have, you should discuss with your USL representative what you believe to be your own objectives. Your representative can provide you with further information and Policy illustrations showing how your selection of base and supplemental coverage can affect your Policy values under different assumptions.

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


Premium Payments

     Premium payments. We call the payments you make "premiums" or "premium payments." The amount we require as your initial premium varies depending on the specifics of your Policy and the insured person. If mandated under applicable law, we may be required to reject a premium payment. Otherwise, with a few exceptions mentioned below, you can make premium payments at any time and in any amount. Premium payments we receive after your free look period, as discussed on page 32, will be allocated upon receipt to the available investment options you have chosen.

     Premium Payments and Transfer Requests in Good Order. We will accept the Policy owner's instructions to allocate premium payments to investment options, to make redemptions (including loans) or to transfer values among the Policy owner's investment options, contingent upon the Policy owner's providing us with instructions in good order. This means that the Policy owner's request must be accompanied by sufficient detail to enable us to allocate, redeem or transfer assets properly.

     When we receive a premium payment in good order, it will be treated as described under "Effective date of other premium payments and requests that you make" on page 39 of this prospectus. If we receive an instruction that is not in good order, the requested action will not be completed, and any premium payments that cannot be allocated will be held in a non-interest bearing account until we receive all necessary information.

     We will attempt to obtain Policy owner guidance on requests not received in good order for up to five business days following receipt. For instance, one of our representatives may telephone the Policy owner to determine the intent of a request. If a Policy owner's request is still not in good order after five business days, we will cancel the request, and return any unallocated premiums to the Policy owner along with the date the request was canceled.

     Limits on premium payments. Federal tax law may limit the amount of premium payments you can make (relative to the amount of your Policy's insurance coverage) and may impose penalties on amounts you take out of your Policy if you do not observe certain additional requirements. These tax law requirements and a discussion of modified endowment contracts are summarized further under "Federal Tax Considerations" beginning on page 63. We will monitor your premium payments, however, to be sure that you do not exceed permitted amounts or inadvertently incur any tax penalties. The tax law limits can vary as a result of changes you make to your Policy. For example, a reduction in the specified amount of your Policy can reduce the amount of premiums you can pay.

     Also, in certain limited circumstances, additional premiums may cause the death benefit to increase by more than they increase your accumulation value. In such case, we may refuse to accept an additional premium if the insured person does not provide us with satisfactory evidence that our requirements for issuing insurance are still met. This increase in death benefit is on the same terms (including additional charges) as any other specified amount increase you request (as described under "Increase in coverage" on page 35).

     Checks. You may pay premiums by check drawn on a U.S. bank in U.S. dollars and made payable to "The United States Life Insurance Company in the City of New York," or "USL." Premiums after the initial premium should be sent directly to the appropriate address shown on your billing statement. If you do not receive a billing statement, send your premium directly to the address for premium payments shown on page 5 of this prospectus. We also accept premium payments by bank draft, wire or by exchange from another insurance company. Premium payments from salary deduction plans may be made only if we agree. You may obtain further information about how to make premium payments by any of these methods from your USL representative or from our Administrative Center shown under "Contact Information" on page 5.

     Planned periodic premiums. Page 3 of your Policy will specify a "Planned Periodic Premium." This is the amount that you (within limits) choose to pay. Our current practice is to bill monthly, quarterly, semi-annually or annually. However, payment of these or any other specific amounts of premiums is not mandatory. After payment of your initial premium, you need only invest enough to ensure that your Policy's cash surrender value stays above zero or that the guarantee period benefit (described under "Guarantee period benefit" on page 32) remains in effect ("Cash surrender value" is explained under "Full Surrenders" on page 7). The less you invest, the more likely it is that your Policy's cash surrender value could fall to zero as a result of the deductions we periodically make from your accumulation value.

     Guarantee period benefit. Your Policy makes two benefit riders available to you that provide a "guarantee period benefit." This means that if you have one of these guarantee period benefit riders, your Policy and any other benefit riders you have selected will not lapse during the rider's guarantee period as long as you have paid the required monthly guarantee premiums associated with that rider. The required monthly guarantee premiums for the guarantee period benefit rider you have selected are shown on page 3 of your Policy. The more supplemental coverage you select, the lower your overall Policy charges; however, selecting more supplemental coverage will result in higher monthly guarantee premiums. If you pay the monthly guarantee premiums while the rider is in force, your Policy will not lapse even if your Policy's cash surrender value has declined to zero. You cannot select either of these riders if you also select death benefit Option 3. There is no death benefit guarantee available with Option 3.

     One of these riders, called the "monthly guarantee premium rider for the first 20 years," is a benefit provided to any Policy owner who selects either death benefit Option 1 or 2 and who does not select the "guaranteed minimum withdrawal benefit rider." We issue the rider only when the Policy is issued. There is no charge associated with the rider. You may select the guaranteed minimum withdrawal benefit rider only at the time we issue your Policy and you select either death benefit Option 1 or Option 2 and certain other Policy features. There is a charge for this rider. We will not issue the monthly guarantee premium rider for first 20 years if you select the guaranteed minimum withdrawal benefit rider.

     There is no difference in the calculation of Policy values and the death benefit between a Policy that has a guarantee period benefit under the monthly guarantee premium rider for first 20 years and one that does not, because the rider is free of charge. However, because there is a charge for the guaranteed minimum withdrawal benefit rider, Policy values are lower for a Policy that has this of these rider as opposed to one that does not.

     Some states require variations in the terms of one or more of the riders or prohibit their availability.

     The conditions and benefits of each rider are described under "Additional Benefit Riders" on page 40. Be sure to review their descriptions.

     Free look period. If for any reason you are not satisfied with your Policy, you may return it to us and we will refund the greater of (i) any premium payments received by us or (ii) your accumulation value plus any charges that have been deducted. To exercise your right to return your Policy, you must mail it directly to the Administrative Center address shown under "Contact Information" on page 5 or return it to the USL representative through whom you purchased the Policy within 10 days after you receive it. Because you have this right, we will invest your initial net premium payment in the money market investment option from the date your investment performance begins until the first business day that is at least 15 days later. Then we will automatically allocate your investment among the available investment options in the ratios you have chosen. This reallocation will not count against the 12 free transfers that you are permitted to make each year. Any additional premium we receive during the 15-day period will also be invested in the money market investment option and allocated to the investment options at the same time as your initial net premium.

Changing Your Investment Option Allocations

     Future premium payments. You may at any time change the investment options in which future premiums you pay will be invested. Your allocation must, however, be in whole percentages that total 100%.

     Transfers of existing accumulation value. You may also transfer your existing accumulation value from one investment option under the Policy to another. The first 12 transfers in a Policy year are free of charge. We consider your instruction to transfer from or to more than one investment option at the same time to be one transfer. We will charge you $25 for each additional transfer. You may make transfers from the Fixed Account only during the 60-day period following each Policy anniversary. The total amount that you can transfer each year from the Fixed Account is limited to the greater of:

     . 25% of the unloaned accumulation value you have in the Fixed Account as of the Policy anniversary; or

     . the total amount you transferred or surrendered from the Fixed Account during the previous Policy year.

     Unless you are transferring the entire amount you have in an investment option, including the Fixed Account, each transfer must be at least $500. See "Additional Rights That We Have" on page 57.

     Dollar cost averaging. Dollar cost averaging is an investment strategy designed to reduce the risks that result from market fluctuations. The strategy spreads the allocation of your accumulation value among your chosen variable investment options over a period of time. This allows you to reduce the risk of investing most of your funds at a time when prices are high. The success of this strategy depends on market trends and is not guaranteed. You should carefully consider your financial ability to continue the program over a long enough period of time to allocate accumulation value to the variable investment options when their value is low as well as when it is high.

     Under dollar cost averaging, we automatically make transfers of your accumulation value from the investment option of your choice to one or more of the other variable investment options that you choose. You tell us what day of the month you want these transfers to be made (other than the 29th, 30th or 31st of a month) and whether the transfers on that day should occur monthly, quarterly, semi-annually or annually. We make the transfers at the end of the valuation period containing the day of the month you select. (The term "valuation period" is described on page 38.) You must have at least $5,000 of accumulation value to start dollar cost averaging and each transfer under the program must be at least $100. Dollar cost averaging ceases upon your request, or if your accumulation value in the investment option from which you are making transfers becomes exhausted. You may maintain only one dollar cost averaging instruction with us at a time. You cannot use dollar cost averaging at the same time you are using automatic rebalancing. Dollar cost averaging transfers do not count against the 12 free transfers that you are permitted to make each year. We do not charge you for using this service.

     Automatic rebalancing. This feature automatically rebalances the proportion of your accumulation value in each variable investment option under your Policy to correspond to your then current premium allocation designation. Automatic rebalancing does not guarantee gains, nor does it assure that you will not have losses. You tell us whether you want us to do the rebalancing quarterly, semi-annually or annually. Automatic rebalancing will occur as of the end of the valuation period that contains the date of the month your Policy was issued. For example, if your Policy is dated January 17, and you have requested automatic rebalancing on a quarterly basis, automatic rebalancing will start on April 17, and will occur quarterly thereafter. You must have a total accumulation value of at least $5,000 to begin automatic rebalancing. Rebalancing ends upon your request. You may maintain only one automatic rebalancing instruction with us at a time. You cannot use automatic rebalancing at the same time you are using dollar cost averaging. Automatic rebalancing transfers do not count against the 12 free transfers that you are permitted to make each year. We do not charge you for using this service.

     Market timing. The Policies are not designed for professional market timing organizations or other entities or individuals using programmed and frequent transfers involving large amounts. Market timing carries risks with it, including:

     . dilution in the value of Fund shares underlying investment options of other Policy owners;

     .    interference with the efficient management of the Fund's portfolio;
          and

     .    increased administrative costs.

     We have policies and procedures affecting your ability to make exchanges within your Policy. We use the term "exchange" to mean two things in this discussion about market timing. An exchange can be your allocation of all or a portion of a new premium payment to an investment option. An exchange can also be a transfer of your accumulation value in one investment option (all or a portion of the value) to another investment option. We are not referring to the exchange of one life insurance policy for another policy or contract.

     We are required to monitor the Policies to determine if a Policy owner requests:

     . an exchange out of a variable investment option within two calendar weeks of an earlier exchange into that same variable investment option; or

     . an exchange into a variable investment option within two calendar weeks of an earlier exchange out of that same variable investment option; or

     . an exchange out of a variable investment option followed by an exchange into that same variable investment option, more than twice in any one calendar quarter; or

     . an exchange into a variable investment option followed by an exchange out of that same variable investment option, more than twice in any one calendar quarter.

     If any of the above transactions occurs, we will suspend such Policy owner's same day or overnight delivery transfer privileges (including website, e-mail and facsimile communications) with notice to prevent market timing efforts that could be harmful to other Policy owners or beneficiaries. Such notice of suspension will take the form of either a letter mailed to your last known address, or a telephone call from our Administrative Center to inform you that effective immediately, your same day or overnight delivery transfer privileges have been suspended. A Policy owner's first violation of this policy will result in the suspension of Policy transfer privileges for ninety days. A Policy owner's subsequent violation of this policy will result in the suspension of Policy transfer privileges for six months.

     Exchanges into and out of the money market investment option are not considered market timing. We examine all of the above transactions without regard to any exchange into or out of the money market investment option. We treat such transactions as if they are exchanges directly into and out of the same variable investment option. For instance, if a Policy owner requests:

     . an exchange out of any variable investment option into the money market investment option, followed within two calendar weeks by

     . an exchange out of the money market investment option into that same variable investment option, then this transaction is considered market timing.

          Transfers under dollar cost averaging, automatic rebalancing or any other automatic transfer arrangements to which we have agreed are not affected by these procedures.

     The procedures above will be followed in all circumstances, and we will treat all Policy owners the same.

     In addition, Policy owners incur a $25 charge for each transfer in excess of 12 each Policy year.

     Restrictions initiated by the Funds and information sharing obligations. The Funds have policies and procedures restricting transfers into the Fund. For this reason or for any other reason the Fund deems necessary, a Fund may instruct us to reject a Policy owner's transfer request. Additionally, a Fund may instruct us to restrict all purchases or transfers into the Fund by a particular Policy owner. We will follow the Fund's instructions. The availability of transfers from any investment option offered under the Policy is unaffected by the Fund's policies and procedures.

     Please read the Funds' prospectuses and supplements for information about restrictions that may be initiated by the Funds.

     In order to prevent market timing, the Funds have the right to request information regarding Policy owner transaction activity. If a Fund requests, we will provide mutually agreed upon information regarding Policy owner transactions in the Fund.

Changing the Specified Amount of Insurance

     Increase in coverage. At any time before the Policy's maturity date while the insured person is living, you may request an increase in the specified amount of coverage under your Policy. You must, however, provide us with satisfactory evidence that the insured person continues to meet our requirements for issuing insurance coverage.

     We treat an increase in specified amount in many respects as if it were the issuance of a new Policy. For example, the monthly insurance charge for the increase will be based on the age, gender and premium class of the insured person at the time of the increase. Also, a new amount of surrender charge

     . applies to any amount of the increase that you request as base (rather than supplemental) coverage;

     . applies as if we were instead issuing the same amount of base coverage as a new AIG Income Advantage Plus Policy; and

     . applies to the amount of the increase for the 14 Policy years following the increase.

     Whenever you decide to increase your specified amount, you will be subject to a new monthly charge per $1,000 of base coverage. The additional charge will be applied to the increase in your base coverage portion of the increase in the specified amount for the first three Policy years following the increase. Increasing the specified amount may increase the amount of premium you would need to pay to avoid a lapse of your Policy.

     You are not required to increase your specified amount in any specific percentage or ratio that your base and supplemental coverage bear to your specified amount before the increase, with one exception. Base coverage must be at least 10% of the total specified amount after the increase. See "Enhanced Early Cash Value Term Rider" on page 41 for an exception to the 10% requirement.

     Decrease in coverage. After the first Policy year and before the Policy's maturity date, you may request a reduction in the specified amount of coverage, but not below certain minimums. After any decrease, the death benefit cannot be less than the greater of:

     .    $50,000; and

     . any minimum amount which, in view of the amount of premiums you have paid, is necessary for the Policy to continue to meet the federal tax law definition of life insurance.

     We will apply any decrease in coverage as of the monthly deduction day (see "Monthly deduction days" on page 39) following the valuation date we receive the request.

     The decrease in coverage is applied in the following order:

     . Against the specified amount provided by the most recent increase, applied first to the supplemental coverage portion of the increase, followed by the base coverage portion of the increase;

     . Against the next most recent increases successively, with supplemental coverage portion of each increase reduced first, followed by the base coverage portion of the same increase;

     . Against the specified amount provided under your original application, with supplemental coverage reduced first, followed by base coverage.

     We will deduct from your accumulation value any surrender charge that is due on account of the decrease. If there is not sufficient accumulation value to pay the surrender charge at the time you request a reduction, the decrease will not be allowed. A reduction in specified amount will not reduce the monthly charge per $1,000 of base coverage, or the amount of time for which we assess the charges. For instance, if you increase your base coverage and follow it by a decrease in base coverage within five years of the increase, we will assess the monthly charge per $1,000 of base coverage against the increase in base coverage for the full five years even though you have reduced the amount of base coverage.

Changing Death Benefit Options

     Change of death benefit option. You may at any time before the Policy's maturity date while the insured is living request us to change your death benefit Option from:

     Option 1 to Option 2;
     Option 2 to Option 1; or
     Option 3 to Option 1.

     No other changes are permitted. A change from Option 3 to Option 1 may be subject to regulatory approval in your state.

     . If you change from Option 1 to Option 2, we automatically reduce your Policy's specified amount of insurance by the amount of your Policy's accumulation value (but not below zero) at the time of the change. The change will go into effect on the monthly deduction day following the date we receive your request for change. Any such reduction in specified amount will be subject to the same guidelines and restrictions described in "Decrease in coverage" on page 36. We will take the reduction proportionately from each component of the Policy's specified amount. We will not charge a surrender charge for this reduction in specified amount. The surrender charge schedule will not be reduced on account of the reduction in specified amount. The monthly charge per $1,000 of base coverage will not change. At the time of the change of death benefit Option, your Policy's monthly insurance charge and surrender value will not change.

     . If you change from Option 2 to Option 1, then as of the date of the change we automatically increase your Policy's specified amount by the amount of your Policy's accumulation value. We will apply the entire increase in your specified amount to the last coverage added (either base or supplemental) to your Policy, and which has not been removed. For the purpose of this calculation, if base and supplemental coverages were issued on the same date, we will consider the supplemental coverage to have been issued later. The monthly charge per $1000 of base coverage will not change. At the time of the change of death benefit Option, your Policy's monthly insurance charge and surrender value will not change.

     . If you change from Option 3 to Option 1, your Policy's specified amount will not change. The monthly charge per $1000 of base coverage and the cost of insurance rates will not change. Your Policy's monthly insurance charge will decrease and the surrender value will increase.

     Tax consequences of changes in insurance coverage. Please read "Tax Effects" starting on page 64 of this prospectus to learn about possible tax consequences of changing your insurance coverage under your Policy.

     Effect of changes in insurance coverage on guarantee period benefit. A change in coverage does not result in termination of either of the guarantee period benefit riders, so that if you pay certain prescribed amounts of premiums, we will pay a death benefit even if your Policy's cash surrender value declines to zero. The details of this guarantee are discussed under "Monthly Guarantee Premium Rider for First 20 Years" on page 43 and "Guaranteed Minimum Withdrawal Benefit Rider" on page 45.

Account Value Enhancement

     Your Policy will be eligible for an Account Value Enhancement at the end of the 21st Policy year, and at the end of each Policy year thereafter. (The Account Value Enhancement and the Enhanced Early Cash Value Term Rider are different features. See "Enhanced Early Cash Value Term Rider" on page 41.) An Account Value Enhancement is a credit we may provide to your accumulation value. At our complete discretion, the credit for any Policy year can be zero or greater, except in Florida and Oregon where the annual credit must be no less than 0.01%. All other Policies issued in the same calendar year, however, will be treated the same.

     Here are the additional terms of the Account Value Enhancement:

     . Each Account Value Enhancement will be calculated using your unloaned accumulation value at the end of the last day of the Policy year.

     . The amount of each Account Value Enhancement will be calculated by applying a percentage to the unloaned accumulation value. The percentage, if any, will be reset annually (the annual credit will be no less than 0.01% in Florida and Oregon).

     . Each Account Value Enhancement will be allocated to your Policy's investment options using the premium allocation percentages you have in effect at that time.

     . All eligible Policies issued in the same calendar year will receive the same enhancement percentage credited as of the end of each Policy year.

     . There is no Policy charge for any Account Value Enhancement, although some of the Policy charges may be higher because of an increase in your accumulation value.

     Enhancements credited to your variable investment options result in an increase in your accumulation value. Each enhancement is fully vested when credited. You will be subject to the risk that investment performance will be unfavorable and your accumulation value will decrease because of the unfavorable performance and the resulting higher insurance charges. As a result you may not receive any benefit from an Account Value Enhancement. See "Investment Risk" on page 9.

Effective Date of Policy and Related Transactions

     Valuation dates, times, and periods. We compute values under a Policy on each day that the New York Stock Exchange ("NYSE") is open for business. We call each such day a "valuation date" or a "business day."

     We compute Policy values as of the time the NYSE closes on each valuation date, which usually is 3:00 p.m. Central time. We call this our "close of business." We call the time from the close of business on one valuation date to the close of business of the next valuation date a "valuation period." We are closed only on those holidays the NYSE is closed.

     Fund pricing. Each Fund produces a price per Fund share following each close of the NYSE and provides that price to us. We then determine the Fund value at which you may invest in the particular investment option, which reflects the change in value of each Fund reduced by the daily charge and any other charges that are applicable to your Policy.

     Date of receipt. Generally we consider that we have received a premium payment or another communication from you on the day we actually receive it in good order at any of the addresses shown on page 5 of this prospectus. If we receive it after the close of business on any valuation date, however, we consider that we have received it on the following valuation date. Any premium payments we receive after our close of business are held in our general account until the next business day.

     If we receive your premiums through payroll allotment, such as salary deduction or salary reduction programs, we consider that we receive your premium on the day we actually receive it, rather than the day the deduction from your payroll occurs. This is important for you to know because your premium receives no interest or earnings for the time between the deduction from your payroll and our receipt of the payment. We currently do not accept military allotment programs.

     Commencement of insurance coverage. After you apply for a Policy, it can sometimes take up to several weeks for us to gather and evaluate all the information we need to decide whether to issue a Policy to you and, if so, what the insured person's premium class should be. We will not pay a death benefit under a Policy unless (a) it has been delivered to and accepted by the owner and at least the initial premium has been paid, and (b) at the time of such delivery and payment, there have been no adverse developments in the insured person's health or risk of death. However, if you pay at least the minimum first premium payment with your application for a Policy, we will provide temporary coverage of up to $500,000 provided the insured person meets certain medical and risk requirements. The terms and conditions of this coverage are described in our "Limited Temporary Life Insurance Agreement," available to you when you apply for a Policy.

     Date of issue; Policy months and years. We prepare the Policy only after we approve an application for a Policy and assign the appropriate premium class. The day we begin to deduct charges will appear on page 3 of your Policy and is called the "Date of Issue." Policy months and years are measured from the date of issue. To preserve a younger age at issue for the insured person, we may assign a date of issue to a Policy that is up to 6 months earlier than otherwise would apply.

     Monthly deduction days. Each charge that we deduct monthly is assessed against your accumulation value at the close of business on the date of issue and at the end of each subsequent valuation period that includes the first day of a Policy month. We call these "monthly deduction days."

     Commencement of investment performance. We begin to credit an investment return to the accumulation value resulting from your initial premium payment on the later of (a) the date of issue, or (b) the date all requirements needed to place the Policy in force have been satisfied, including underwriting approval and receipt of the necessary premium. In the case of a back-dated Policy, we do not credit an investment return to the accumulation value resulting from your initial premium payment until the date stated in (b) above.

     Effective date of other premium payments and requests that you make. Premium payments (after the first) and transactions made in response to your requests and elections are generally effected at the end of the valuation period in which we receive the payment, request or election and based on prices and values computed as of that same time. Exceptions to this general rule are as follows:

     . Increases or decreases you request in the specified amount of insurance, reinstatement of a Policy that has lapsed, and changes in death benefit Option take effect on the Policy's monthly deduction day if your request is approved on that day or on the next monthly deduction day following our approval if we approve your request on any other day of the month;

     . We may return premium payments, make a partial surrender or reduce the death benefit if we determine that such premiums would cause your Policy to become a modified endowment contract or to cease to qualify as life insurance under federal income tax law or exceed the maximum net amount at risk;

     . If you exercise your right to return your Policy described under "Free look period" on page 32 of this prospectus, your coverage will end when you deliver it to your USL representative, or if you mail it to us, the date it is postmarked; and

     . If you pay a premium at the same time that you make a Policy request which requires our approval, your payment will be applied when received rather than following the effective date of the requested change, but only if your Policy is in force and the amount paid will not cause you to exceed premium limitations under the Code. If we do not approve your Policy request, your premium payment will still be accepted in full or in part (we will return to you the portion of your premium payment that would be in violation of the maximum premium limitations under the Code). We will not apply this procedure to premiums you pay in connection with reinstatement requests.

Reports to Policy Owners

     Shortly after the end of each Policy year, we will mail you a report that includes information about your Policy's current death benefit, accumulation value, cash surrender value and Policy loans. We will send you notices to confirm premium payments, transfers and certain other Policy transactions. We will mail to you at your last known address of record, these and any other reports and communications required by law. You should give us prompt written notice of any address change.

                            ADDITIONAL BENEFIT RIDERS

Riders

     You can request that your Policy include the additional rider benefits described below. For most of the riders that you choose, a charge, which will be shown on page 3 of your Policy, will be deducted from your accumulation value on each monthly deduction day. Eligibility for and changes in these benefits are subject to our rules and procedures as in effect from time to time. Not all riders are available in all states. More details are included in the form of each rider, which we suggest that you review if you choose any of these benefits.

     Accidental Death Benefit Rider. This rider pays an additional death benefit if the insured person dies from certain accidental causes. There is a charge for this rider. You can purchase this rider only at the time we issue your Policy. You may later elect to terminate this rider. If you do so, the charge will cease.

     Children's Insurance Benefit Rider. This rider provides term life insurance coverage on the eligible children of the person insured under the Policy. There is a charge for this rider. This rider is convertible into any other insurance (except for term coverage) available for conversions, under our published rules at the time of conversion. You may purchase this rider at the time we issue your Policy or at any time thereafter. This rider terminates at the earlier of the Policy anniversary nearest the insured person's 65th birthday or the "Maturity Date" shown on page 3 of your Policy; however, you may elect to terminate it at any time before then. When the rider terminates, the charge will cease.

     Enhanced Early Cash Value Term Rider. This rider provides term life insurance on the life of the Policy's insured person. The rider's death benefit (or "rider amount") must be 99% of the total amount of coverage (the sum of coverage of the Policy and this rider) when the Policy is issued. You must apply for this rider when you apply for the Policy. If you choose this rider your Policy's specified amount cannot have supplemental coverage at any time. The insured person can be no older than attained age 75 at application.

     Rider charges. The rider has two charges:

     . a monthly expense charge per $1,000 of the rider amount which will be deducted for the first ten Policy years (decreases in the rider amount do not reduce this charge); and

     . a monthly insurance charge based on the insured person's gender, attained age at each Policy anniversary, premium class and net amount at risk attributable to the rider.

     Both charges are illustrated in the Tables of Charges that begin on page
11.

     Rider Amount. Increases in the rider coverage are not permitted. You may decrease the total amount of coverage after the first Policy year. Your requested decrease may not result in a decrease in the rider amount. See the rider for more information.

     If the insured person dies, we will pay the rider amount to the Policy's beneficiary, or to another beneficiary if the Policy owner has designated a different beneficiary under the rider.

     Termination or Automatic Conversion. You may elect to terminate this rider at any time. If you do so, the rider charges will cease. If the rider has not previously terminated, then on the Policy anniversary nearest the insured person's age 121:

     .    this rider will terminate; and

     . we will increase the specified amount under the Policy by the rider amount at the time of rider termination.

     This rider is primarily designed to meet certain small business needs and may not be an appropriate alternative for individuals who are considering applying for a specified amount that is a blend of base coverage and supplemental coverage. This rider may provide a higher cash surrender value in the early Policy years than a Policy would accrue with only base coverage, or with a blend of base coverage and supplemental coverage. However, in later Policy years, base coverage alone or a blend of base coverage and supplemental coverage may provide higher cash surrender values. The potential differences in cash surrender values are because of the current charges for the rider and the current charges for base coverage and supplemental coverage.

     You should carefully review the illustrations for this Policy to help you decide if this rider is appropriate for you. The illustrations will show potential Policy values with base coverage and this rider, and with base coverage and supplemental coverage.

     Waiver of Monthly Deduction Rider. This rider provides for a waiver of all monthly charges assessed for both your Policy and riders that we otherwise would deduct from your accumulation value, so long as the insured person is totally disabled (as defined in the rider). This rider is not available for

Policies with an initial specified amount greater than $5,000,000. There is a charge for this rider. While we are paying benefits under this rider we will not permit you to request any increase in the specified amount of your Policy's coverage. When we "pay benefits" under this rider, we pay all monthly charges (except for loan interest) for your Policy when they become due, and then deduct the same charges from your Policy. Therefore, your Policy's accumulation value does not change because of monthly charges. We perform these two transactions at the same time. However, loan interest will not be paid for you under this rider, and the Policy could, under certain circumstances, lapse for nonpayment of loan interest. You can purchase this rider on the life of an insured person who is younger than age 56. You can purchase this rider only at the time we issue your Policy. You may later elect to terminate this rider. If you do so, the charge will cease.

     Overloan Protection Rider. This rider guarantees that your Policy will not lapse due to interest charges on outstanding Policy loans. This rider allows you to retain the death benefit coverage under your Policy and discontinue paying premiums. We issue this rider automatically when your Policy is issued.

     There is a one- time charge for this rider, currently equal to 3.5% of your Policy's accumulation value when the rider is exercised. This charge will never be greater than 5% of the accumulation value. There is no charge if the rider is never exercised.

     You can request to exercise the rider when:

     . The sum of outstanding Policy loans equals or exceeds 94% of the cash value; and

     .    The Policy has been in force at least until the later of:

          (a)  the Policy anniversary nearest the insured person's age 75; or

          (b)  the 15th Policy anniversary.

     The exercise date of the rider is the monthly deduction day on or next following the date we receive your written request and all requirements for exercising the rider are satisfied. Here are the requirements:

     . There must be sufficient cash surrender value to cover the one-time charge;

     . Death benefit Option 1 must be in force (death benefit Option 1 is equal to the specified amount on the date of the insured person's death);

     .    The Policy must not be a modified endowment contract;

     . The sum of all partial surrenders taken to date must equal or exceed the sum of all premiums paid;

     . The sum of all outstanding policy loans must equal or exceed the sum of the specified amount plus the death benefit amount of any term insurance rider issued on the life of the Policy's insured person; and

     . There can be no riders in force that require charges after the exercise date, other than term riders (a term rider cannot require a change in its death benefit amount that is scheduled to take effect after the exercise date).

     On the exercise date the portion of your accumulation value not offset by your outstanding Policy loans will be transferred to, or will remain in, the Fixed Account.

     The following conditions apply beginning with the exercise date:

     . Interest will continue to be credited to your accumulation value and charged against outstanding loans;

     . All future monthly deductions will be waived, including those for any term rider;

     .    No additional premiums will be accepted;

     .    The Policy cannot become a modified endowment contract;

     .    No new policy loans or partial surrenders will be allowed;

     .    Policy loans can be repaid;

     . No changes will be allowed in the specified amount or choice of death benefit Option;

     . No transfers or allocations of accumulation value from the Fixed Account will be allowed; and

     . The Policy's death benefit will be the applicable Death Benefit Corridor Rate times the greater of the accumulation value and the outstanding total Policy loan amount.

     The rider will terminate on the earlier of the following dates:

     .    Upon your written request to terminate the rider; or

     .    Upon termination of the Policy.

     Monthly Guarantee Premium Rider for First 20 Years. This rider is a benefit available to any Policy owner who selects either death benefit Option 1 or 2 and who does not select the guaranteed minimum withdrawal benefit rider. We issue the rider only when the Policy is issued. There is no charge associated with the rider. The more supplemental coverage you select, however, the higher are the monthly guarantee premiums. The rider provides a guarantee, explained below, until the earlier of:

     .    The 20th Policy anniversary; or

     .    The Policy anniversary nearest the insured person's 95th birthday.

     Page 3 of your Policy will specify a "Monthly Guarantee Premium." You must pay the monthly guarantee premiums to keep the rider in force.

     Policy months are measured from the "Date of Issue" that will be shown on page 3 of your Policy. On the first day of each Policy month that you are covered by the rider, we determine if the monthly guarantee premium requirement has been met, as follows:

     . if the sum of all premiums paid to date, minus withdrawals and minus any outstanding Policy loan amount, equals or exceeds

     . the sum of all monthly guarantee premiums, beginning with the date of issue and including the monthly guarantee premium for the then-current month, then you have met the monthly guarantee premium requirement.

     As long as you have met the monthly guarantee premium requirement, your Policy will not enter a grace period, or terminate (i.e., lapse) because of insufficient cash surrender value. See "Policy Lapse and Reinstatement" on page 63.

     If you do not meet the monthly guarantee premium requirement, we will notify you in writing within 30 days. The monthly guarantee premium rider for first 20 years will remain in force during the 61-day period that follows failure to meet the monthly guarantee premium requirement. The notice will advise you of the amount of premium you must pay to keep the rider from terminating. If you do not pay the amount required to keep the rider in force by the end of the 61-day period, the rider will terminate and cannot be reinstated.

     If the monthly guarantee premium rider for first 20 years terminates and the cash surrender value is insufficient, the Policy will then lapse unless you pay an amount of premium sufficient to keep the Policy from lapsing. However, the monthly guarantee premium rider for first 20 years will not be reactivated even if you pay enough premium to keep your Policy from lapsing.

     Whenever you increase or decrease your specified amount, change the percentage of base and supplemental coverages, change death benefit Options, add or delete another benefit rider or change premium class, we calculate a new monthly guarantee premium. These changes will not affect the terms or the duration of the rider. The amount you must pay to keep the rider in force will increase or decrease. We can calculate your new monthly guarantee premium as the result of a Policy change, before you make the change. Please contact either your agent or the Administrative Center shown under "Contact Information" on page 5 for this purpose.

     . For increases in the specified amount, the new monthly guarantee premium is calculated based on the insured person's age on the effective date of the increase, and the amount of the increase.

     . For decreases in the specified amount, the new monthly guarantee premium is adjusted on a pro-rata basis. For instance, if the specified amount is reduced by one-half, the monthly guarantee premium is reduced by one-half.

     . For the addition or deletion of any other benefit rider, the monthly guarantee premium will be increased or decreased by the amount of the charge for the rider.

     . For a change in premium class, the new monthly guarantee premium is calculated based on the insured person's attained age and the new premium class.

     The monthly guarantee premium requirement must be met each Policy month for the duration of the monthly guarantee premium rider for first 20 years, or the rider will be subject to termination. There is no additional charge for this rider.

     Guaranteed Minimum Withdrawal Benefit Rider. This rider provides for a guaranteed minimum withdrawal benefit. The benefit is available upon your written request while the Policy and this rider are in force. Your request must be made during the eligibility period. The rider also provides a guarantee that your Policy will not lapse for a specified period. The rider will terminate before the end of the eligibility period only upon the occurrence of any one of the events described in "Termination" on page 50.

     Requirements to purchase the rider - Here are the requirements you must meet in order to purchase this rider:

     .    you must purchase the rider when applying for the Policy;

     . you may not select the monthly guarantee premium rider for first 20 years;

     . the Policy's insured person can be no younger than attained age 20 or no older than attained age 60 when we issue the Policy;

     .    you must elect either death benefit Option 1 or 2;

     .    you must elect the guideline premium test; and

     . you must elect automatic rebalancing and maintain it as long as the rider is in effect.

     See "Required minimum death benefit" on page 28 and "Automatic rebalancing" on page 34.

     Eligibility period - The eligibility period:

     . starts on the tenth Policy anniversary, or the Policy anniversary nearest the insured person's 65th birthday, if earlier; and

     .    ends on the Policy anniversary nearest the insured person's age 70.

     Withdrawal period - The withdrawal period is the length of time for which we will make guaranteed minimum withdrawal benefit payments. Currently the length of the initial withdrawal period for each rider we issue is 10 years. We reserve the right to increase or decrease the length of the initial withdrawal period for each rider we issue in the future.

     The actual withdrawal period starts on the date of the first withdrawal on or after the date the eligibility period begins, but no later than on the date the eligibility period ends. The actual withdrawal period for each rider can be longer or shorter than the initial withdrawal period due to loans, partial surrenders and any applicable surrender charges.

     Guaranteed Benefit Balance - Before the withdrawal period begins and during the eligibility period, we guarantee that an amount equal to what we refer to as the Guaranteed Benefit Balance may be withdrawn over the withdrawal period. Before the first withdrawal during the eligibility period, the Guaranteed Benefit Balance will be calculated as follows:

     . we will add all premiums paid (limited in each Policy year after the first, to the amount of premium paid during the first Policy year);

          .    less all partial withdrawals;

          . plus interest at the Accumulation Rate shown on page 3 of your Policy; and

          .    we will subtract the Policy loan balance; and

     . we will subtract an amount equal to the sum of the monthly guarantee premiums (described in the "Monthly guarantee period benefit" section of this rider description) from the date of issue until the current month, (but not beyond the end of the monthly guarantee period) plus interest at the Accumulation Rate shown on page 3 of your Policy.

     The monthly guarantee premium for each month in the monthly guarantee period will be added to obtain the sum described in the last bullet above, even if the monthly guarantee premium requirement has not been met. Termination of the monthly guarantee period benefit does not change the length of the monthly guarantee period in effect.

     We guarantee that an amount equal to the Guaranteed Benefit Balance immediately prior to the first withdrawal during the eligibility period may be withdrawn. The amount of each payment and the actual withdrawal period will vary, subject to:

     .    any subsequent Policy loan activity;

     .    any subsequent full or partial surrenders; and

     . any applicable surrender charges and additional charges due to partial surrenders.

     If the Guaranteed Benefit Balance is less than $500, we reserve the right to make payment over a reduced period. There is no benefit payable if the Guaranteed Benefit Balance is less than or equal to zero.

     Maximum guaranteed annual withdrawal - After the eligibility period begins, the first withdrawal results in calculation of the initial maximum annual withdrawal amount, which is:

     . the Guaranteed Benefit Balance immediately prior to the first withdrawal;

     . divided by the number of years in the initial withdrawal period (currently 10).

     Guaranteed Benefit Balance and maximum annual withdrawal amount calculations during the withdrawal period - The Guaranteed Benefit Balance will be reduced by the amount of any new loans (including loan interest), and any new withdrawals. The Guaranteed Benefit Balance will be increased by any loan repayments and any unearned loan interest. At the end of each 12-month period from the time of the first withdrawal, the maximum annual withdrawal amount for the next 12-month period will be recalculated. If the number of years remaining in the initial withdrawal period is one or more, the recalculation will be the lesser of:

     . the Guaranteed Benefit Balance at the beginning of the previous 12-month period; less withdrawals and loans made during the previous 12-month period; plus any loan repayments made during the previous 12-month period (including any unearned loan interest); divided by the number of years remaining in the initial withdrawal period;

     or

     . the annual withdrawal amount in effect for the previous 12-month period.

     If the number of years remaining in the initial withdrawal period is less than one, the maximum annual withdrawal amount will be the amount in effect for the previous 12-month period until the Guaranteed Benefit Balance is zero. After the actual withdrawal period has started, premium payments will not be included in the benefit balance calculation.

     Policy surrender or maturity - If you surrender your Policy or if it matures and the Policy has a cash surrender value, you will receive:

     . The cash surrender value, at the time of surrender or maturity, in a single sum or under a payment option (see "Payment Options" on page
          54); plus

     . The excess of the Guaranteed Benefit Balance over the cash surrender value paid in equal amounts over the number of years remaining in the initial withdrawal period.

     If you surrender your Policy or if it matures after the initial withdrawal period, the equal payments will not exceed the maximum annual withdrawal amount in effect at the time you surrender your Policy or it matures.

     Policy lapse - If your Policy lapses without any cash surrender value during the eligibility Period, you will receive the Guaranteed Benefit Balance in equal amounts over the initial withdrawal period.

     If the Policy lapses without any cash surrender value during the actual withdrawal period, you will receive the remaining Guaranteed Benefit Balance in equal amounts over the number of years remaining in the initial withdrawal period. If the Policy lapses after the initial withdrawal period, the equal payments will not exceed the maximum annual withdrawal amount in effect at the time of lapse.

     Rider charge - We will deduct a daily charge at a current annual effective rate of 0.75% of your accumulation value that is then invested in any of the variable investment options. We reserve the right to increase this charge to no more than 1.50%. We will charge you for the rider until the Policy or the rider terminates.

     Death benefit - This rider does not provide a death benefit payable in addition to the amount payable under the Policy. However, if the Policy has lapsed and at the time of death the Policy owner was receiving payments under any provision of this rider, the present value of any remaining payments will be paid to the Policy owner's beneficiary in a single sum.

     Investment option restrictions - If you purchased this rider, certain investment options are identified on page 3 of your Policy as "Restricted Funds." This means that we will limit the total amount of your accumulation value less Policy loans that may be invested in Restricted Funds to 30% of your Policy's total accumulation value less Policy loans. Here is an example:

     Let us say your total accumulation value is $1,000 and you have an outstanding loan of $300.

     We will limit the total amount of accumulation value less Policy loans ($1,000 minus $300 = $700) that may be invested in Restricted Funds to 30% of your total accumulation value less Policy loans, which is $210 (30% of $700 = $210). If, because of performance, the total amount invested in Restricted Funds increases to greater than 30% of your total accumulation value less Policy loans (greater than $210), you will not be in compliance with the 30% requirement. However your rights under the rider are unaffected even though you are not in compliance. In addition you will be brought into compliance through "automatic rebalancing" as explained in the rest of this section.

     Your Policy identifies the initial list of Restricted Funds. We reserve the right under the Policy to add or remove Restricted Funds, in the following manner:

     . If we add an investment option to the Policy, it is possible that it will be a Restricted Fund; and

     . We may decide (or in some cases, we may be required) to remove a Restricted Fund from the Policy.

     If you purchased this rider, you are required to use our automatic rebalancing program. This program assures that you adhere to the 30% requirement for Restricted Funds. Under automatic rebalancing, your accumulation value is automatically reallocated to the investment options in percentages to correspond to your then current premium allocation designation. See "Automatic rebalancing" on page 34. Currently we require that you maintain automatic rebalancing on an annual basis. We reserve the right, however, to require that you rebalance more often than annually.

     You may choose to rebalance more frequently than annually. You may give us new automatic rebalancing instructions at any time.

     The Restricted Funds currently are:

     .    AIG Retirement Company I International Equities Fund

     .    AIG Retirement Company I Small Cap Index Fund

     .    AIM V.I. Global Real Estate Fund

     .    AIM V.I. International Growth Fund

     .    Credit Suisse Trust Small Cap Core I Portfolio

     .    Dreyfus VIF International Value Fund

     .    Franklin Templeton VIP Franklin Small Cap Value Securities Fund

     .    JPMorgan International Equity Portfolio

     .    MFS (R) VIT New Discovery Series

     .    Oppenheimer Global Securities Fund/VA

     .    PIMCO VIT CommodityRealReturn(TM) Strategy Portfolio

     .    Putnam VT Small Cap Value Fund

     Monthly guarantee period benefit - As indicated above in "Requirements to purchase the Rider," if you purchase this rider we will not issue either of the guarantee period benefit riders. This rider, however, provides a monthly guarantee period benefit based on your payment of monthly guarantee premiums. The monthly guarantee premium for the initial specified amount and any benefit riders in force on the date of issue is shown on page 3 of your Policy. If you have purchased this rider, the "monthly guarantee premium" in your Policy refers to the monthly guarantee period benefit under this rider. There is no additional charge for this rider's monthly guarantee period benefit. The more supplemental coverage you select, however, the higher are the monthly guarantee premiums. The guarantee period begins on the date of issue and ends on:

     .    the Policy anniversary nearest the insured person's attained age 65;
          or

     .    the 10th Policy anniversary, if later.

     Policy months are measured from the date of issue. On the first day of each Policy month that you are covered by this rider we determine if the monthly guarantee premium requirement has been met, as follows:

     . if the sum of all premiums paid to date, minus withdrawals and minus any outstanding Policy loan amount, equals or exceeds

     . the sum of all monthly guarantee premiums, beginning with the date of issue and including the monthly guarantee premium for the then-current month, then

     .    you have met the monthly guarantee premium requirement.

     The Policy will not terminate (i.e., lapse) during the guarantee period if, on the first day of each Policy month during that period you have met the monthly guarantee premium requirement. See "Policy Lapse and Reinstatement" on page 63.

     If you do not meet the monthly guarantee premium requirement, we will notify you in writing within 30 days. The guarantee period benefit will remain in force during the 61-day period that follows the failure to meet the monthly guarantee premium requirement. The notice will advise you of the amount of premium you must pay to keep the guarantee period benefit from terminating. If you do not pay the amount required to keep the benefit in force by the end of the 61-day period, the guarantee period benefit will terminate and cannot be reactivated.

     If the monthly guarantee period benefit terminates and the cash surrender value is insufficient, the Policy will then lapse unless you pay an amount of premium sufficient to keep the Policy from lapsing. However, the monthly guarantee period benefit will not be reactivated even if you pay enough premium to keep your Policy from lapsing.

     Whenever you increase or decrease your specified amount, change the percentage of base and supplemental coverages, change death benefit Options, add or delete another benefit rider, increase or decrease another benefit rider, or change premium class, we calculate a new monthly guarantee premium. Except as described in "Termination," below, these changes will not affect the terms or the duration of the monthly guarantee period benefit or the rider. The amount you must pay to keep the guarantee period benefit in force will increase or decrease. We can calculate your new monthly guarantee premium as the result of a Policy change, before you make the change. Please contact either your agent or the Administrative Center, shown under "Contact Information" on page 5 for this purpose.

     . For increases in the specified amount, the new monthly guarantee premium is calculated based on the insured person's attained age on the effective date of the increase, and the amount of the increase.

     . For decreases in the specified amount, the new monthly guarantee premium is adjusted on a pro-rata basis. For instance, if the specified amount is reduced by one-half the monthly guarantee premium is reduced by one-half.

     . For the addition or deletion of any other benefit rider, the monthly guarantee premium will be increased or decreased by the amount of the charge for the rider.

     . For a change in premium class, the new monthly guarantee premium is calculated based on the insured person's attained age and the new premium class.

     Reinstatement - If the Policy lapses, this rider may be reinstated with the Policy if benefits are not being paid under this rider at the time of lapse, subject to:

     .    evidence of insurability; and

     .    payment of the necessary premium to reinstate the Policy.

     Termination - This rider will terminate if:

     .    the Policy terminates or matures;

     . withdrawals have been taken during the eligibility period and the Guaranteed Benefit Balance has been reduced to zero;

     .    automatic rebalancing has been discontinued;

     . automatic rebalancing percentages are changed allowing for more than 30% of the Policy's total accumulation value less Policy loans to be invested in Restricted Funds;

     . the insured person reaches attained age 70 and no withdrawals were taken during the eligibility period; or

     .    any of the following occurs after the eligibility period begins:

               .    the Policy's specified amount is increased; or

               .    the Policy's death benefit Option is changed; or

               . any other rider is added prior to its scheduled termination date; or

               . the Policy's premium class is changed (including a change in rating); or

               . the Policy's specified amount is decreased for any reason other than due to a partial surrender. (This includes changing the death benefit Option from Option 1 to Option 2.)

Tax Consequences of Additional Rider Benefits

     Adding or deleting riders, or increasing or decreasing coverage under existing riders can have tax consequences. See "Tax Effects" starting on page
64. You should consult a qualified tax adviser.

                               POLICY TRANSACTIONS

     The following transactions may have different effects on the accumulation value, death benefit, specified amount or cost of insurance. You should consider the net effects before requesting a Policy transaction. See "Policy Features" on page 26. Certain transactions also entail charges. For information regarding other charges, see "Charges Under the Policy" on page 58.

E-Delivery, E-Service and Written Transactions

     See page 20 for information regarding E-Delivery, E-Service and written transactions.

Withdrawing Policy Investments

     Full surrender. You may at any time surrender your Policy in full. If you do, we will pay you the accumulation value, less any Policy loans and unpaid loan interest and less any surrender charge that then applies. We call this amount your "cash surrender value." Because of the surrender charge, it is unlikely that an AIG Income Advantage Plus Policy will have any cash surrender value during at least the first year.

     Partial surrender. You may, at any time after the first Policy year, make a partial surrender of your Policy's cash surrender value. A partial surrender must be at least $500. We will automatically reduce your Policy's accumulation value by the amount of your withdrawal and any related charges. We do not allow partial surrenders that would reduce the death benefit below $50,000.

     If the Option 1 or Option 3 death benefit is then in effect, we also will reduce your Policy's specified amount by the amount of such withdrawal and charges, but not below $0. We will take any such reduction in specified amount in accordance with the description found under "Changing the Specified Amount of Insurance" on page 35. We also deduct any remaining surrender charge that is associated with any portion of your Policy's base coverage.

     You may choose the investment option or options from which money that you withdraw will be taken. Otherwise, we will allocate the partial surrender in the same proportions as then apply for deducting monthly charges under your Policy or, if that is not possible, in proportion to the amount of accumulation value you then have in each investment option.

     There is a maximum partial surrender processing fee equal to the lesser of 2% of the amount withdrawn or $25 for each partial surrender you make. This charge currently is $10.

     Option to exchange Policy during first 18 months. Under New York law, at any time during the first 18 months from the Date of Issue of your Policy, and while the Policy is in force on a premium paying basis, it may be exchanged for any general account fixed benefit plan of life insurance offered by us, subject to the following conditions:

     . the new policy will be issued with the same Date of Issue, insurance age, and risk classification as your Policy;

     . the amount of insurance of the new policy will be the same as the initial amount of insurance under your original Policy, even if you have increased or decreased the amount of insurance of your original Policy during its first 18 months;

     . the new policy may include any additional benefit rider included in this Policy if such rider is available for issue with the new policy;

     . the exchange will be subject to an equitable premium or cash value adjustment that takes appropriate account of the premiums and cash values under the original and new policies; and

     .    evidence of insurability will not be required for the exchange.

     Option to convert to paid-up endowment insurance. At least once each year, you have the option to transfer all of your Policy's cash surrender value to our general account to purchase a non-participating non-variable paid-up endowment life insurance policy. Your Policy and any riders you have elected terminate when you exercise this option. Here is the information you should know about this option:

     . we use your original Policy's cash surrender value as a single premium for the new policy;

     . we use the insured person's age at the time you exercise this option to determine how much coverage you will receive (this amount is the new policy's death benefit);

     . you will owe no additional premiums or other charges during the entire time the new policy is in force;

     . the new policy is "non-participating" which means you will not be entitled to any dividends from USL;

     . we will pay the amount of coverage to the beneficiary when the insured person dies and the new policy will terminate; and

     . we will pay the amount of coverage to the owner if the insured person is living at the new policy's maturity date and the new policy will terminate.

     Right to convert in the event of a material change in investment policy. Under New York law, if there is a material change in the investment policy of Separate Account USL VL-R which has been approved by the Superintendent of the New York Department of Insurance, and you object to such change, you shall have the option to convert, without evidence of insurability, to a general account fixed benefit life insurance policy within 60 days after the later of: (1) the effective date of such change in investment policy; or (2) the receipt of the notice of the options available.

     If you convert your Policy, your Accumulation Value will be transferred to your new policy and any remaining surrender charge on your old Policy will be waived. However, there may be a surrender charge on your new policy. This conversion is similar to an internal exchange under Section 1035 of the Code.

     Policy loans. You may at any time borrow from us an amount up to your Policy's cash surrender value less three times the amount of the charges we assess against your accumulation value on your monthly deduction day. The minimum amount you can borrow is $500 or, if less, your Policy's cash surrender value less three times the amount of the charges we assess against your accumulation value on your monthly deduction day.

     We reserve the right at any time to limit the maximum loan amount to 90% of you accumulation value less any applicable surrender charges. The 90% limit will apply to

     .    all policies regardless of the date of issue; and

     .    any loans taken after the new limit is declared.

     Any loans outstanding when the new limit is declared will be administered under the rules for loans that were in place at the time the loan was taken.

     We remove from your investment options an amount equal to your loan and hold that part of your accumulation value in the Fixed Account as collateral for the loan. We will credit your Policy with interest on this collateral amount on a monthly basis and at a guaranteed annual effective rate of 3.00% (rather than any amount you could otherwise earn in one of our investment options), and we will charge you interest on your loan at the end of each Policy year at a guaranteed annual effective rate of 3.75%. Loan interest accrues daily. Any amount not paid by its due date will automatically be added to the loan balance as an additional loan. Interest you pay on Policy loans will not, in most cases, be deductible on your tax returns.

     You may choose which of your investment options the loan will be taken from. If you do not so specify, we will allocate the loan in the same way that charges under your Policy are being allocated. If this is not possible, we will make the loan pro-rata from each investment option that you then are using.

     You may repay all or part (but not less than $100 unless it is the final payment) of your loan at any time before the death of the insured person while the Policy is in force. You must designate any loan repayment as such. Otherwise, we will treat it as a premium payment instead. Any loan repayments go first to repay all loans that were taken from the Fixed Account. We will invest any additional loan repayments you make in the investment options you request. In the absence of such a request we will invest the repayment in the same proportion as you then have selected for premium payments that we receive from you. Any unpaid loan (increased by any unearned loan interest we may have already charged) will be deducted from the proceeds we pay following the insured person's death.

     Preferred loan interest rate. We will charge a lower interest rate on loans available after the first 10 Policy years. We call these "preferred loans." The maximum amount eligible for preferred loans for any year is:

     . 10% of your Policy's accumulation value (which includes any loan collateral we are holding for your Policy loans) at the Policy anniversary; or

     . if less, your Policy's maximum remaining loan value at that Policy anniversary.

     We will always credit your preferred loan collateral amount at a guaranteed annual effective rate of 3.00%. We intend to set the rate of interest you are paying to the same 3.00% rate we credit to your preferred loan collateral amount, resulting in a zero net cost (0.00%) of borrowing for that amount. We have full discretion to vary the rate we charge you, provided that the rate:

     . will always be greater than or equal to the guaranteed preferred loan collateral rate of 3.00%, and

     .    will never exceed an annual effective rate of 3.25%.

     Maturity of your Policy. If the insured person is living on the "Maturity Date" shown on page 3 of your Policy, we will pay you the cash surrender value of the Policy, and the Policy will end. The maturity date can be no later than the Policy anniversary nearest the insured person's 121st birthday, unless you have elected to extend coverage. See "Options to extend coverage," on page 53.

     Option to extend coverage. You may elect to extend your original maturity date. If you do so, and if the insured person is living on the maturity date, coverage will be continued until the date of death of the insured person.

     To elect this option, you must submit a written request on a form acceptable to us, at least 30 days prior to the original maturity date. You will incur no charge for exercising this option.

     The option provides for a death benefit after your original maturity date equal to the death benefit in effect on the day prior to your original maturity date. If the death benefit is based fully, or in part, on the accumulation value, we will adjust the death benefit to reflect future changes in your accumulation value. The death benefit will never be less than the accumulation value. The death benefit will be reduced by any outstanding Policy loan amount. Here are the option's additional features:

     .    You may not revoke your exercising this option;

     . No riders attached to this policy will be extended unless otherwise stated in the rider;

     .    No further charges will be assessed on the monthly deduction day;

     .    You may not pay any new premiums;

     .    Interest on policy loans will continue to accrue;

     .    You may repay all or part of a loan at any time; and

     . Your accumulation value in the variable investment options will be transferred to the Fixed Account on your original maturity date.

     Tax considerations. Please refer to "Federal Tax Considerations" on page 63 for information about the possible tax consequences to you when you receive any loan, surrender or other funds from your Policy. A Policy loan may cause the Policy to lapse which may result in adverse tax consequences.

                                 POLICY PAYMENTS

Payment Options

     The beneficiary will receive the full death benefit proceeds from the Policy as a single sum, unless the beneficiary elects another method of payment within 60 days after we receive notification of the insured person's death. Likewise, the Policy owner will receive the full proceeds that become payable upon full surrender or the maturity date, unless the Policy owner elects another method of payment within 60 days after we receive notification of full surrender or the maturity date.

     The payee can elect that all or part of such proceeds be applied to one or more of the following payment options. If the payee dies before all guaranteed payments are paid, the payee's heirs or estate will be paid the remaining payments.

     The payee can elect that all or part of such proceeds be applied to one or more of the following payment options:

     .    Option 1--Equal monthly payments for a specified period of time.

     . Option 2--Equal monthly payments of a selected amount of at least $60 per year for each $1,000 of proceeds until all amounts are paid out.

     . Option 3--Equal monthly payments for the payee's life, but with payments guaranteed for a specified number of years. These payments are based on annuity rates that are set forth in the Policy or, at the payee's request, the annuity rates that we then are using.

     . Option 4--Proceeds left to accumulate at an interest rate of 2% compounded annually for any period up to 30 years. At the payee's request we will make payments to the payee monthly, quarterly, semiannually, or annually. The payee can also request a partial withdrawal of any amount of $500 or more. There is no charge for partial withdrawals.

     Additional payment options may also be available with our consent. We have the right to reject any payment option if the payee is a corporation or other entity. You can read more about each of these options in the Policy and in the separate form of payment contract that we issue when any such option takes effect.

     Interest rates that we credit under each option will be at least 2%.

     Change of payment option. The owner may give us written instructions to change any payment option previously elected at any time while the Policy is in force and before the start date of the payment option.

     Tax impact. If a payment option is chosen, you or your beneficiary may have adverse tax consequences. You should consult with a qualified tax adviser before deciding whether to elect one or more payment options.

The Beneficiary

     You name your beneficiary when you apply for a Policy. The beneficiary is entitled to the insurance benefits of the Policy. You may change the beneficiary during the lifetime of the insured person unless your previous designation of beneficiary provides otherwise. In this case the previous beneficiary must give us permission to change the beneficiary and then we will accept your instructions. We also require the consent of any irrevocably named beneficiary. A new beneficiary designation is effective as of the date you sign it, but will not affect any payments we may make before we receive it. If no beneficiary is living when the insured person dies, we will pay the insurance proceeds to the owner or the owner's estate.

Assignment of a Policy

     You may assign (transfer) your rights in a Policy to someone else as collateral for a loan or for some other reason. We will not be bound by an assignment unless it is received in writing. You must provide us with two copies of the assignment. We are not responsible for any payment we make or any action we take before we receive a complete notice of the assignment in good order. We are also not responsible for the validity of the assignment. An absolute assignment is a change of ownership. Because there may be unfavorable tax consequences, including recognition of taxable income and the loss of income tax-free treatment for any death benefit payable to the beneficiary, you should consult a qualified tax adviser before making an assignment.

Payment of Proceeds

     General. We will pay any death benefit, maturity benefit, cash surrender value or loan proceeds within seven days after we receive the last required form or request (and any other documents that may be required for payment of a death benefit). If we do not have information about the desired manner of payment within 60 days after the date we receive notification of the insured person's death, we will pay the proceeds as a single sum, normally within seven days thereafter.

     Delay of Fixed Account proceeds. We have the right, however, to defer payment or transfers of amounts out of the Fixed Account for up to six months. If we delay more than 30 days in paying you such amounts, we will pay interest of at least 3% a year from the date we receive all items we require to make the payment.

     Delay for check clearance. We reserve the right to defer payment of that portion of your accumulation value that is attributable to a payment made by check for a reasonable period of time (not to exceed 15 days) to allow the check to clear the banking system.

     Delay of Separate Account USL VL-R proceeds. We reserve the right to defer computation of values and payment of any death benefit, loan or other distribution that comes from that portion of your accumulation value that is allocated to Separate Account USL VL-R, if:

     .    the NYSE is closed other than weekend and holiday closings;

     .    trading on the NYSE is restricted;

     . an emergency exists as determined by the SEC or other appropriate regulatory authority, such that disposal of securities or determination of the accumulation value is not reasonably practicable; or

     .    the SEC by order so permits for the protection of Policy owners.

     Transfers and allocations of accumulation value among the investment options may also be postponed under these circumstances. If we need to defer calculation of Separate Account USL VL-R values for any of the foregoing reasons, all delayed transactions will be processed at the next values that we do compute.

     Delay to challenge coverage. We may challenge the validity of your insurance Policy based on any material misstatements in your application or any application for a change in coverage. However,

     . We cannot challenge the Policy after it has been in effect, during the insured person's lifetime, for two years from the date the Policy was issued or restored after termination. (Some states may require that we measure this time in another way. Some states may also require that we calculate the amount we are required to pay in another way.)

     . We cannot challenge any Policy change that requires evidence of insurability (such as an increase in specified amount) after the change has been in effect for two years during the insured person's lifetime.

     . We cannot challenge an additional benefit rider that provides benefits if the insured person becomes totally disabled, after two years from the later of the Policy's date of issue or the date the additional benefit rider becomes effective.

     Delay required under applicable law. We may be required under applicable law to block a request for transfer or payment, including a Policy loan request, under a Policy until we receive instructions from the appropriate regulator.

                         ADDITIONAL RIGHTS THAT WE HAVE

     We have the right at any time to:

     . transfer the entire balance in an investment option in accordance with any transfer request you make that would reduce your accumulation value for that option to below $500;

     . transfer the entire balance in proportion to any other investment options you then are using, if the accumulation value in an investment option is below $500 for any other reason;

     . end the automatic rebalancing feature if your accumulation value falls below $5,000;

     . replace the underlying Fund that any investment option uses with another Fund, subject to SEC and other required regulatory approvals;

     . add, delete or limit investment options, combine two or more investment options, or withdraw assets relating to the Policies from one investment option and put them into another, subject to SEC and other required regulatory approvals;

     . operate Separate Account USL VL-R under the direction of a committee or discharge such a committee at any time;

     . operate Separate Account USL VL-R, or one or more investment options, in any other form the law allows, including a form that allows us to make direct investments. Separate Account USL VL-R may be charged an advisory fee if its investments are made directly rather than through another investment company. In that case, we may make any legal investments we wish; or

     . make other changes in the Policy that in our judgment are necessary or appropriate to ensure that the Policy continues to qualify for tax treatment as life insurance, or that do not reduce any cash surrender value, death benefit, accumulation value, or other accrued rights or benefits.

     We also have the right to make some variations in the terms and conditions of a Policy. Any variations will be made only in accordance with uniform rules that we establish. Here are the potential variations:

     Underwriting and premium classes. We currently have eight premium classes we use to decide how much the monthly insurance charges under any particular Policy will be:

     . Five Non-Tobacco classes: preferred plus, preferred, standard plus, standard and special; and

     .    Three Tobacco classes: preferred, standard and special.

     Various factors such as the insured person's age, health history, occupation and history of tobacco use, are used in considering the appropriate premium class for the insured. "Tobacco use" refers to not only smoking, but also the use of other products that contain nicotine. Tobacco use includes the use of nicotine patches and nicotine gum. Premium classes are described in your Policy.

     Policies purchased through "internal rollovers". We maintain published rules that describe the procedures necessary to replace life insurance policies we have issued. Not all types of other insurance are eligible to be replaced with a Policy. Our published rules may be changed from time to time, but are evenly applied to all our customers.

     Policies purchased through term life conversions. We maintain rules about how to convert term insurance to AIG Income Advantage Plus. This is referred to as a term conversion. Term conversions are available to owners of term life insurance we have issued. Any right to a term conversion is stated in the term life insurance policy. Again, our published rules about term conversions may be changed from time to time, but are evenly applied to all our customers.

     Variations in expenses or risks. USL may vary the charges and other terms within the limits of the Policy where special circumstances result in sales, administrative or other expenses, mortality risks or other risks that are different from those normally associated with the Policy. The New York Department of Insurance may require that we seek its prior approval before we make some of these changes.

     You will be notified as required by law if there are any material changes in the underlying investments of an investment option that you are using. We intend to comply with all applicable laws in making any changes and, if necessary, we will seek Policy owner approval and SEC and other regulatory approvals.

                            CHARGES UNDER THE POLICY

     Statutory premium tax charge. We deduct from each premium a charge for the tax that is then applicable to us in your state or other jurisdiction. These taxes, if any, currently range in the United States from 0.5% to 3.5%. Please let us know if you move to another jurisdiction, so we can adjust this charge if required. You are not permitted to deduct the amount of these taxes on your income tax return. We use this charge to offset our obligation to pay premium tax on the Policies.

     Premium expense charge. After we deduct premium tax from each premium payment, we currently deduct 5.0% from the remaining amount. We may increase this charge for all years, but it will never exceed 7.5% of all premium payments. USL receives this charge to cover sales expenses, including commissions.

     Daily charge (mortality and expense risk fee). We will deduct a daily charge at a maximum annual effective rate of 0.70% (7/10 of 1%) of your accumulation value that is then being invested in any of the variable investment options. The current daily charge is at an annual effective rate of 0.20%. After a Policy has been in effect for 10 years, we will reduce the daily charge to a maximum annual effective rate of 0.35%, and after 20 years, to a maximum annual effective rate of 0.15%. USL receives this charge to pay for our mortality and expense risks.

     Flat monthly charge. We will deduct $10 from your accumulation value each month. We may lower this charge but it is guaranteed to never exceed $10. The flat monthly charge is the "Monthly Administration Fee" shown on page 3A of your Policy. USL receives this charge to pay for the cost of administrative services we provide under the Policies, such as regulatory mailings and responding to Policy owners' requests.

     Monthly charge per $1,000 of base coverage. The Policies have a monthly expense per $1,000 of base coverage which will be deducted during the first three Policy years and during the first three years following any increase in base coverage. This charge varies according to the age, gender and premium class of the insured person, as well as the amount of coverage. The dollar amount of this charge changes with each increase in your Policy's base coverage. (We discuss base coverage under "Your specified amount of insurance" on page 26.) This charge can range from a maximum of $1.67 for each $1000 of base coverage to a minimum of $0.06 for each $1000 of base coverage. The representative charge (referred to as "Example" in the Tables of Charges on page 14) is $0.25 for each $1000 of base coverage. The initial amount of this charge is shown on page 3A of your Policy and is called "Monthly Expense Charge for the First Three Years." USL receives this charge to pay for underwriting costs and other costs of issuing the Policies, and also to help pay for the administrative services we provide under the Policies.

     Monthly insurance charge. Every month we will deduct from your accumulation value a charge based on the cost of insurance rates applicable to your Policy on the date of the deduction and our "net amount at risk" on that date. Our net amount at risk is the difference between (a) the death benefit that would be payable before reduction by policy loans if the insured person died on that date and (b) the then total accumulation value under the Policy. For otherwise identical Policies:

     .    greater amounts at risk result in a higher monthly insurance charge;
          and

     . higher cost of insurance rates also result in a higher monthly insurance charge.

     Keep in mind that investment performance of the investment options in which you have accumulation value will affect the total amount of your accumulation value. Therefore your monthly insurance charge can be greater or less, depending on investment performance.

     Our cost of insurance rates are guaranteed not to exceed those that will be specified in your Policy. Our current rates are lower than the guaranteed maximum rates for insured persons in most age, gender and premium classes, although we have the right at any time to raise these rates to not more than the guaranteed maximum.

     In general the longer you own your Policy, the higher the cost of insurance rate will be as the insured person grows older. Also our cost of insurance rates will generally be lower if the insured person is a female than if a male. Similarly, our current cost of insurance rates are generally lower for non-tobacco users (insured persons who do not use tobacco or other products that contain nicotine) than tobacco users, and for persons considered to be in excellent health. On the other hand, insured persons who present particular health, occupational or non-work related risks may require higher cost of insurance rates and other additional charges based on the specified amount of insurance coverage under their Policies.

     Finally, our current cost of insurance rates for the same insured person differ depending on the specified amount in force on the day the charge is deducted. We have different rates we apply for specified amounts. The highest rates begin with the minimum specified amount. The rates decline on a graduated schedule as the specified amount increases. Your agent can discuss the schedule with you. Our cost of insurance rates are generally higher under a Policy that has been in force for some period of time than they would be under an otherwise identical Policy purchased more recently on the same insured person.

     Under New York law, any changes in the cost of insurance rates, interest rates, mortality and expense charges, percentage of premium charges or the monthly administration fee will be based on our expectations as to investment earnings, mortality, persistency and expenses (including, reinsurance costs and applicable tax charges). Such changes in Policy cost factors will be determined in accordance with procedures and standards on file with the New York Department of Insurance and will be determined at least every five years.

     Under New York law, a portion of our cost of insurance rates is used to recover acquisition costs associated with issuing your Policy. Such charges are higher in the early Policy years. USL receives this charge to fund the death benefits we pay under the Policies.

     USL receives this charge to fund the death benefits we pay under the Policies.

     Monthly charges for additional benefit riders. We will deduct charges monthly from your accumulation value, if you select additional benefit riders. The charge for the guaranteed minimum withdrawal benefit rider, however, will be assessed daily. The charges for any rider you select will vary by Policy within a range based on either the personal characteristics of the insured person or the specific coverage you choose under the rider. The riders we currently offer, subject to approval by the New York Department of Insurance, are accidental death benefit rider, children's insurance benefit rider, enhanced early cash value term rider, waiver of monthly deduction rider, overloan protection rider, monthly guarantee premium rider for first 20 years and guaranteed minimum withdrawal benefit rider. The riders are described beginning on page 40, under "Additional Benefit Riders." The specific charges for any riders you choose are shown on page 3 of your Policy. USL receives these charges to pay for the benefits under the riders and to help offset the risks we assume.

     Surrender charge. The Policies have a surrender charge that applies for a maximum of the first 14 Policy years (and for a maximum of the first 14 Policy years after any increase in the Policy's base coverage). We will apply the surrender charge only to the base coverage portion of the specified amount.

     The amount of the surrender charge depends on the age and other insurance characteristics of the insured person. Your Policy's surrender charge will be found in the table beginning on page 28 of the Policy. As shown in the Tables of Charges beginning on page 11 the maximum surrender charge is $49 per $1,000 of the base coverage portion of the specified amount (or any increase in the base coverage portion of the specified amount). The minimum surrender charge is $3 per $1,000 of the base coverage (or any increase in the base coverage). The representative surrender charge (referred to as "Example" in the Tables of Charges) is $17 per $1,000 of base coverage (or any increase in the base coverage).

     The surrender charge decreases on an annual basis until, in the fifteenth Policy year, it is zero. These decreases are also based on the age and other insurance characteristics of the insured person.

     The following chart illustrates how the surrender charge declines over the first 14 Policy years. The chart is for a 38 year old male, who is the same person to whom we refer in the Tables of Charges beginning on page 11 under "Example Charge." Surrender charges may differ for other insured persons because the amount of the annual reduction in the surrender charge may differ.

                                             Surrender Charge for a 38 Year Old Male
                             -------------------------------------------------------------------------
Policy Year                   1    2    3    4    5    6    7    8    9    10   11   12   13   14   15
---------------------------  ---  ---  ---  ---  ---  ---  ---  ---  ---  ---  ---  ---  ---  ---  ---
Surrender Charge             $17  $17  $17  $17  $17  $16  $15  $14  $13  $12  $11   $9   $6   $3   $0
Per $1,000 of Base Coverage

     We will deduct the entire amount of any then applicable surrender charge from the accumulation value at the time of a full surrender. Upon a requested decrease in a Policy's base coverage portion of the specified amount, we will deduct any remaining amount of the surrender charge that was associated with the base coverage that is canceled. This includes any decrease that results from any requested partial surrender. See "Partial surrender" on page 51 and "Change of death benefit option" on page 37.

     For those Policies that lapse in the first 14 Policy years, USL receives surrender charges to help recover sales expenses, which are higher for base coverage than for supplemental coverage. Higher amounts of base coverage result in higher charges, including higher surrender charges. The older and the greater health risk the insured person is when the Policy is issued, the more premium we need to pay for all Policy charges. As a result, we use the insured person's age, sex and premium class to help determine the appropriate rate of surrender charge per $1,000 of base coverage to help us offset these higher sales charges.

     Partial surrender processing fee. We will charge a maximum fee equal to the lesser of 2% of the amount withdrawn or $25 for each partial surrender you make. This charge is currently $10. USL receives this charge to help pay for the expense of making a partial surrender.

     Transfer fee. We will charge a $25 transfer fee for each transfer between investment options that exceeds 12 each Policy Year. This charge will be deducted from the investment options in the same ratio as the requested transfer. USL receives this charge to help pay for the expense of making the requested transfer.

     Illustrations. If you request illustrations more than once in any Policy year, we may charge a maximum fee of $25 for the illustration. USL receives this charge to help pay for the expenses of providing additional illustrations.

     Policy loans. We will charge you interest on any loan at an annual effective rate of 3.75%. The loan interest charged on a preferred loan (available after the first 10 Policy years) will never exceed an annual effective rate of 3.25%. USL receives these charges to help pay for the expenses of administering and providing for Policy loans. See "Policy loans" on page 52.

     Charge for taxes. We can adjust charges in the future on account of taxes we incur or reserves we set aside for taxes in connection with the Policies. This would reduce the investment experience of your accumulation value. In no event will any adjusted charge exceed the maximum guaranteed charge shown in the Tables of Charges on pages 11 - 18. All maximum guaranteed charges also appear in your Policy.

     For a further discussion regarding these charges we will deduct from your investment in a Policy, see "More About Policy Charges" on page 62.

     Allocation of charges. You may choose the investment options from which we deduct all monthly charges and any applicable surrender charges. If you do not have enough accumulation value in those investment options, we will deduct these charges in the same ratio the charges bear to the unloaned accumulation value you then have in each investment option.

More About Policy Charges

     Purpose of our charges. The charges under the Policy are designed to cover, in total, our direct and indirect costs of selling, administering and providing benefits under the Policy. They are also designed, in total, to compensate us for the risks we assume and services that we provide under the Policy. These include:

     . mortality risks (such as the risk that insured persons will, on average, die before we expect, thereby increasing the amount of claims we must pay);

     . sales risks (such as the risk that the number of Policies we sell and the premiums we receive net of withdrawals, are less than we expect, thereby depriving us of expected economies of scale);

     . regulatory risks (such as the risk that tax or other regulations may be changed in ways adverse to issuers of variable universal life insurance policies); and

     . expense risks (such as the risk that the costs of administrative services that the Policy requires us to provide will exceed what we currently project).

     The current monthly insurance charge has been designed primarily to provide funds out of which we can make payments of death benefits under the Policy as the insured person dies.

     General. If the charges that we collect from the Policies exceed our total costs in connection with the Policies, we will earn a profit. Otherwise we will incur a loss. We reserve the right to increase the charges to the maximum amounts on Policies issued in the future.

     Although the paragraphs above describe the primary purposes for which charges under the Policies have been designed, these purposes are subject to considerable change over the life of a Policy. We can retain or use the revenues from any charge for any purpose.

     USL may also make available to Policy owners other variable universal life insurance policies with different features and different charges. Please ask your USL representative about our other policies.

                               ACCUMULATION VALUE

     Your accumulation value. From each premium payment you make, we deduct the charges that we describe on page 58 under "Statutory premium tax charge" and "Premium expense charge." We invest the rest in one or more of the investment options listed in the chart on page 21 of this prospectus, as well as the Fixed Account. We call the amount that is at any time invested under your Policy (including any loan collateral we are holding for your Policy loans) your "accumulation value."

     Your investment options. We invest the accumulation value that you have allocated to any variable investment option in shares of a corresponding Fund. Over time, your accumulation value in any such investment option will increase or decrease in accordance with the investment experience of the Fund. Your accumulation value will also be reduced by Fund charges and certain other charges that we deduct from your Policy. We describe these charges beginning on page 58 under "Charges Under the Policy."

     You can review other important information about the Funds that you can choose in the separate prospectuses for those Funds. You can request additional free copies of these prospectuses from your USL representative or from the Administrative Center. See "Contact Information" on page 5.

     We invest any accumulation value you have allocated to the Fixed Account as part of our general assets. We credit interest on that accumulation value at a rate which we declare from time to time. We guarantee that the interest will be credited at an annual effective rate of at least 3%. Although this interest increases the amount of any accumulation value that you have in the Fixed Account, such accumulation value will also be reduced by any charges that are allocated to this option under the procedures described under "Allocation of charges" on page 61. The "daily charge" described on page 58 and the fees and expenses of the Funds discussed on page 18 do not apply to the Fixed Account.

     Policies are "non-participating." You will not be entitled to any dividends from USL.

                         POLICY LAPSE AND REINSTATEMENT

     While the guarantee period benefit rider (discussed on page 43 under "Monthly Guarantee Premium Rider for First 20 Years") or the guarantee period benefit of the guaranteed minimum withdrawal benefit rider (discussed on page 45 under "Guaranteed Minimum Withdrawal Benefit Rider") is in force, your Policy will not enter a grace period or terminate. You must, however, pay the monthly guarantee premiums. You cannot reinstate the monthly guarantee premium rider for first 20 years or the guarantee period benefit of the guaranteed minimum withdrawal benefit rider once coverage expires or terminates for any reason. After these riders expire or terminate, if your Policy's cash surrender value (the Policy's accumulation value less Policy loans and unpaid loan interest and any surrender charge that then applies) falls to an amount insufficient to cover the monthly charges, you must pay additional premium in order to keep your Policy in force. We will notify you by letter that you have 61 days from the due date of the premium to pay the necessary charges to avoid lapse of the Policy. You are not required to repay any outstanding Policy loan in order to reinstate your Policy. If the insured person dies during the grace period we will pay the death benefit reduced by the charges that are owed at the time of death. The grace period begins with the first day of the Policy month for which all charges could not be paid. If we do not receive your payment by the end of the grace period, your Policy and all riders will end without value and all coverage under your Policy will cease. Although you can apply to have your Policy "reinstated," you must do this within five years (or, if earlier, before the Policy's maturity date), and you must present evidence that the insured person still meets our requirements for issuing coverage. You will find additional information in the Policy about the values and terms of the Policy after it is reinstated.

                           FEDERAL TAX CONSIDERATIONS

     Generally, the death benefit paid under a Policy is not subject to income tax, and earnings on your accumulation value are not subject to income tax as long as we do not pay them out to you. If we do pay any amount of your Policy's accumulation value upon surrender, partial surrender, or maturity of your Policy, all or part of that distribution may be treated as a return of the premiums you paid, which is not subject to income tax.

     Amounts you receive as Policy loans are not taxable to you, unless you have paid such a large amount of premiums that your Policy becomes what the tax law calls a "modified endowment contract." In that case, the loan will be taxed as if it were a partial surrender. Furthermore, loans, partial surrenders and other distributions from a modified endowment contract may require you to pay additional taxes and penalties that otherwise would not apply. If your Policy lapses, you may have to pay income tax on a portion of any outstanding loan.

Tax Effects

     This discussion is based on current federal income tax law and interpretations. It assumes that the policy owner is a natural person who is a U.S. citizen and resident. The consequences for corporate taxpayers, non-U.S. residents or non-U.S. citizens, may be different. The following discussion of federal income tax treatment is general in nature and is not intended as tax advice. You should consult with a competent tax adviser to determine the specific federal tax treatment of your Policy based on your individual factual situation.

     General. The Policy will be treated as "life insurance" for federal income tax purposes (a) if it meets the definition of life insurance under Section 7702 of the Code and (b) for as long as the investments made by the underlying Funds satisfy certain investment diversification requirements under Section 817(h) of the Code. We believe that the Policy will meet these requirements at issue and that:

     . the death benefit received by the beneficiary under your Policy will generally not be subject to federal income tax; and

     . increases in your Policy's accumulation value as a result of interest or investment experience will not be subject to federal income tax unless and until there is a distribution from your Policy, such as a surrender or a partial surrender.

     The federal income tax consequences of a distribution from your Policy can be affected by whether your Policy is determined to be a "modified endowment contract," explained in the following discussion. In all cases, however, the character of all income that is described as taxable to the payee will be ordinary income (as opposed to capital gain).

     Testing for modified endowment contract status. The Code provides for a "seven-pay test." This test determines if your Policy will be a "modified endowment contract."

     If, at any time during the first seven Policy years:

     .    you have paid a cumulative amount of premiums;

     . the cumulative amount exceeds the premiums you would have paid by the same time under a similar fixed-benefit life insurance policy; and

     . the fixed benefit policy was designed (based on certain assumptions mandated under the Code) to provide for paid-up future benefits ("paid-up" means no future premium payments are required) after the payment of seven level annual premiums;

     then your Policy will be a modified endowment contract.

     Whenever there is a "material change" under a policy, the policy will generally be (a) treated as a new contract for purposes of determining whether the policy is a modified endowment contract and (b) subjected to a new seven-pay period and a new seven-pay limit. The new seven-pay limit would be determined taking into account, under a prescribed formula, the accumulation value of the policy at the time of such change. A materially changed policy would be considered a modified endowment contract if it failed to satisfy the new seven-pay limit at any time during the new seven-pay period. A "material change" for these purposes could occur as a result of a change in death benefit option. A material change will occur as a result of an increase in your Policy's specified amount, and certain other changes.

     If your Policy's benefits are reduced during the first seven Policy years (or within seven years after a material change), the calculated seven-pay premium limit will be redetermined based on the reduced level of benefits and applied retroactively for purposes of the seven-pay test. (Such a reduction in benefits could include, for example, a decrease in the specified amount that you request or that results from a partial surrender). If the premiums previously paid are greater than the recalculated seven-payment premium level limit, the Policy will become a modified endowment contract.

     We will monitor your Policy and attempt to notify you on a timely basis to prevent additional premium payments from causing your Policy to become a modified endowment contract.

     A life insurance policy that is received in a tax free I.R.C. Section 1035 exchange for a modified endowment contract will also be considered a modified endowment contract.

     Other effects of Policy changes. Changes made to your Policy (for example, a decrease in specified amount that you request or that results from a partial surrender that you request) may also have other effects on your Policy. Such effects may include impacting the maximum amount of premiums that can be paid under your Policy, as well as the maximum amount of accumulation value that may be maintained under your Policy.

     Policy changes and extending coverage. We will not permit a change to your Policy that would result in the Policy not meeting the definition of life insurance under Section 7702 of the Internal Revenue Code. The 2001 CSO Mortality Tables provide a stated termination date of age 121. The "Option to extend coverage" described on page 47 allows you to continue your Policy beyond the insured person's age 121. The tax consequences of extending the maturity date beyond the age 121 termination date of the 2001 CSO Mortality Tables are unclear. You should consult your personal tax advisor about the effect of any change to your policy as it relates to Section 7702 and the termination date of the Mortality Tables.

     Rider benefits. We believe that premium payments and any benefits or other benefits to be paid under any rider you may purchase under your Policy will not disqualify your Policy as life insurance for tax purposes. However, the tax law related to rider benefits is complex and some uncertainty exists. You should consult a qualified tax adviser regarding any rider you may purchase.

     Taxation of pre-death distributions if your Policy is not a modified endowment contract. As long as your Policy remains in force during the insured person's lifetime and not as a modified endowment contract, a Policy loan will be treated as indebtedness, and no part of the loan proceeds will be subject to current federal income tax. Interest on the Policy loan generally will not be tax deductible.

     After the first 15 Policy years, the proceeds from a partial surrender will not be subject to federal income tax except to the extent such proceeds exceed your "basis" in your Policy. (Your basis generally will equal the premiums you have paid, less the amount of any previous distributions from your Policy that were not taxable.) During the first 15 Policy years, however, the proceeds from a partial surrender could be subject to federal income tax, under a complex formula, to the extent that your accumulation value exceeds your basis in your Policy.

     On the maturity date or upon full surrender, any excess in the amount of proceeds we pay (including amounts we use to discharge any Policy loan) over your basis in the Policy, will be subject to federal income tax. In addition, if a Policy ends after a grace period while there is a Policy loan, the cancellation of such loan and any accrued loan interest will be treated as a distribution and could be subject to federal income tax under the above rules. Finally, if you make an assignment of rights or benefits under your Policy you may be deemed to have received a distribution from your Policy, all or part of which may be taxable.

     Taxation of pre-death distributions if your Policy is a modified endowment contract. If your Policy is a modified endowment contract, any distribution from your Policy while the insured person is still living will be taxed on an "income-first" basis. Distributions:

     . include loans (including any increase in the loan amount to pay interest on an existing loan, or an assignment or pledge to secure a loan) and partial surrenders;

     . will be considered taxable income to you to the extent your accumulation value exceeds your basis in the Policy; and

     . have their taxability determined by aggregating all modified endowment contracts issued by the same insurer (or its affiliates) to the same owner (excluding certain qualified plans) during any calendar year.

     For modified endowment contracts, your basis:

     .    is similar to the basis described above for other policies; and

     . will be increased by the amount of any prior loan under your Policy that was considered taxable income to you.

     A 10% penalty tax also will apply to the taxable portion of most distributions from a policy that is a modified endowment contract. The penalty tax will not, however, apply:

     .    to taxpayers 59 1/2 years of age or older;

     .    in the case of a disability (as defined in the Code); or

     . to distributions received as part of a series of substantially equal periodic annuity payments for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of the taxpayer and his or her beneficiary.

     If your Policy ends after a grace period while there is a Policy loan, the cancellation of the loan will be treated as a distribution to the extent not previously treated as such and could be subject to tax, including the 10% penalty tax, as described above. In addition, on the maturity date or upon a full surrender, any excess of the proceeds we pay (including any amounts we use to discharge any Policy loan) over your basis in the Policy, will be subject to federal income tax and, unless one of the above exceptions applies, the 10% penalty tax.

     Distributions that occur during a Policy year in which your Policy becomes a modified endowment contract, and during any subsequent Policy years, will be taxed as described in the two preceding paragraphs. In addition, distributions from a policy within two years before it becomes a modified endowment contract also will be subject to tax in this manner. This means that a distribution made from a policy that is not a modified endowment contract could later become taxable as a distribution from a modified endowment contract.

     Policy lapses and reinstatements. A Policy which has lapsed may have the tax consequences described above, even though you may be able to reinstate that Policy. For tax purposes, some reinstatements may be treated as the purchase of a new insurance contract.

     Diversification and investor control. Under Section 817(h) of the Code, the Treasury Department has issued regulations that implement investment diversification requirements. Our failure to comply with these regulations would disqualify your Policy as a life insurance policy under Section 7702 of the Code. If this were to occur, you would be subject to federal income tax on the income under the Policy for the period of the disqualification and for subsequent periods. Also, if the insured person died during such period of disqualification or subsequent periods, a portion of the death benefit proceeds would be taxable to the beneficiary. Separate Account USL VL-R, through the Funds, intends to comply with these requirements. Although we do not have direct control over the investments or activities of the Funds, we will enter into agreements with them requiring the Funds to comply with the diversification requirements of the Section 817(h) Treasury Regulations.

     The Treasury Department has stated that it anticipates the issuance of guidelines prescribing the circumstances in which the ability of a policy owner to direct his or her investment to particular Funds within Separate Account USL VL-R may cause the policy owner, rather than the insurance company, to be treated as the owner of the assets in the account. Due to the lack of specific guidance on investor control, there is some uncertainty about when a policy owner is considered the owner of the assets for tax purposes. If you were considered the owner of the assets of Separate Account USL VL-R, income and gains from the account would be included in your gross income for federal income tax purposes. Under current law, however, we believe that USL, and not the owner of a Policy, would be considered the owner of the assets of Separate Account USL VL-R.

     Estate and generation skipping taxes. If the insured person is the Policy's owner, the death benefit under the Policy will generally be includable in the owner's estate for purposes of federal estate tax. If the owner is not the insured person, under certain conditions, only an amount approximately equal to the cash surrender value of the Policy would be includable. In addition, an unlimited marital deduction may be available for federal estate tax purposes.

     The enactment of the Economic Growth and Tax Relief Reconciliation Act of 2001 (P.L. 107-16) (the "2001 Act") brought significant change to the transfer tax system, the most notable being the repeal of the estate and generation-skipping transfer (GST) taxes in 2010. Prior to repeal, a number of modifications are made to the maximum estate tax rate and the estate and gift tax applicable exclusion amounts. The 2001 Act increases the estate tax applicable exclusion amount to $2.0 million for decedents dying in 2008. In order to comply with the Congressional Budget Act of 1974, the 2001 Act provides that all provisions of, and amendments made by, the 2001 Act will not apply to estates of decedents dying, gifts made, or generation-skipping transfers, after December 31, 2010. Unless Congress acts affirmatively in the interim, the Code will thereafter be applied and administered as if these provisions had not been enacted.

     As a general rule, if a "transfer" is made to a person two or more generations younger than the Policy's owner, a generation skipping tax may be payable at rates similar to the maximum estate tax rate in effect at the time. The generation skipping tax provisions generally apply to "transfers" that would be subject to the gift and estate tax rules. Individuals are generally allowed an aggregate generation skipping tax exemption of $2.0 million in 2008. Because these rules are complex, you should consult with a qualified tax adviser for specific information, especially where benefits are passing to younger generations.

     The particular situation of each Policy owner, insured person or beneficiary will determine how ownership or receipt of Policy proceeds will be treated for purposes of federal estate and generation skipping taxes, as well as state and local estate, inheritance and other taxes.

     Life insurance in split dollar arrangements. The IRS and Treasury issued final regulations on split dollar life insurance arrangements September 11, 2003. The final regulations substantially adopted prior proposed regulations.

     In general, a split dollar insurance arrangement involves two parties agreeing to split the premium and/or benefits of a life insurance policy. These arrangements are often used as a type of employee compensation or for making gifts among family members. The regulations provide two mutually exclusive regimes for taxing split dollar life insurance arrangements: the "economic benefit" regime and the "loan" regime. The economic benefit regime, under which the non-owner of the policy is treated as receiving certain economic benefits from its owner, applies to endorsement arrangements and most non-equity split dollar life insurance arrangements. The loan regime applies to collateral assignment arrangements and other arrangements in which the non-owner could be treated as loaning amounts to the owner. These final regulations apply to any split dollar life insurance arrangement entered into after September 17, 2003. Additionally, these regulations apply to any split dollar life insurance arrangements entered into before September 17, 2003, if the arrangement is materially modified after September 17, 2003.

     In addition, it should be noted that split dollar arrangements characterized as loans for tax purposes may be affected by the Corporate Responsibility Act of 2002 also referred to as the Sarbanes-Oxley Act of 2002 (the "Act"). The Act prohibits loans from companies publicly traded in the United States to their executives and officers. The status of split dollar arrangement under the Act is uncertain, in part because the SEC may view the tax treatment of such arrangements as instructive.

     Purchasers of life insurance policies are strongly advised to consult with a qualified tax adviser to determine the tax treatment resulting from a split dollar arrangement.

     Pension and profit-sharing plans. If a life insurance policy is purchased by a trust or other entity that forms part of a pension or profit-sharing plan qualified under Section 401(a) of the Code for the benefit of participants covered under the plan, the federal income tax treatment of such policies will be somewhat different from that described above.

     The reasonable net premium cost for such amount of insurance that is purchased as part of a pension or profit-sharing plan is required to be included annually in the plan participant's gross income. This cost (sometimes referred to as the "P.S. 58" cost) is reported to the participant annually. If the plan participant dies while covered by the plan and the policy proceeds are paid to the participant's beneficiary, then the excess of the death benefit over the policy's accumulation value will not be subject to federal income tax. However, the policy's accumulation value will generally be taxable to the extent it exceeds the participant's cost basis in the policy. The participant's cost basis will generally include the costs of insurance previously reported as income to the participant. Special rules may apply if the participant had borrowed from the policy or was an owner-employee under the plan. The rules for determining "P.S. 58" costs are currently provided under Notice 2002-8, I.R.B. 2002-1 CB 398.

     There are limits on the amounts of life insurance that may be purchased on behalf of a participant in a pension or profit-sharing plan. Complex rules, in addition to those discussed above, apply whenever life insurance is purchased by a tax qualified plan. You should consult a qualified tax adviser.

     Other employee benefit programs. Complex rules may also apply when a policy is held by an employer or a trust, or acquired by an employee, in connection with the provision of other employee benefits. These policy owners must consider whether the policy was applied for by or issued to a person having an insurable interest under applicable state law and with the insured person's consent. The lack of an insurable interest or consent may, among other things, affect the qualification of the policy as life insurance for federal income tax purposes and the right of the beneficiary to receive a death benefit.

     ERISA. Employers and employer-created trusts may be subject to reporting, disclosure and fiduciary obligations under the Employee Retirement Income Security Act of 1974, as amended. You should consult a qualified legal adviser.

     Our taxes. We report the operations of Separate Account USL VL-R in our federal income tax return, but we currently pay no income tax on Separate Account USL VL-R's investment income and capital gains, because these items are, for tax purposes, reflected in our variable universal life insurance policy reserves. We currently make no charge to any Separate Account USL VL-R division for taxes. We reserve the right to make a charge in the future for taxes incurred; for example, a charge to Separate Account USL VL-R for income taxes we incur that are allocable to the Policy.

     We may have to pay state, local or other taxes in addition to applicable taxes based on premiums. At present, these taxes are not substantial. If they increase, we may make charges for such taxes when they are attributable to Separate Account USL VL-R or allocable to the Policy.

     Certain Funds in which your accumulation value is invested may elect to pass through to USL taxes withheld by foreign taxing jurisdictions on foreign source income. Such an election will result in additional taxable income and income tax to USL. The amount of additional income tax, however, may be more than offset by credits for the foreign taxes withheld which are also passed through. These credits may provide a benefit to USL.

     When we withhold income taxes. Generally, unless you provide us with an election to the contrary before we make the distribution, we are required to withhold income tax from any proceeds we distribute as part of a taxable transaction under your Policy. In some cases, where generation skipping taxes may apply, we may also be required to withhold for such taxes unless we are provided satisfactory written notification that no such taxes are due.

     In the case of non-resident aliens who own a Policy, the withholding rules may be different. With respect to distributions from modified endowment contracts, non-resident aliens are generally subject to federal income tax withholding at a statutory rate of the distributed amount. In some cases, the non-resident alien may be subject to lower or even no withholding if the United States has entered into a tax treaty with his or her country of residence.

     Tax changes. The U.S. Congress frequently considers legislation that, if enacted, could change the tax treatment of life insurance policies. In addition, the Treasury Department may amend existing regulations, issue regulations on the qualification of life insurance and modified endowment contracts, or adopt new interpretations of existing law. State and local tax law or, if you are not a U.S. citizen and resident, foreign tax law, may also affect the tax consequences to you, the insured person or your beneficiary, and are subject to change. Any changes in federal, state, local or foreign tax law or interpretation could have a retroactive effect. We suggest you consult a qualified tax adviser.

                                LEGAL PROCEEDINGS

     USL is a party to various lawsuits and proceedings arising in the ordinary course of business. Many of these lawsuits and proceedings arise in jurisdictions that permit damage awards disproportionate to the actual damages incurred. Based upon information presently available, USL believes that the total amounts that will ultimately be paid, if any, arising from these lawsuits and proceedings will not have a material adverse effect on USL's results of operations, cash flows and financial position.

                              FINANCIAL STATEMENTS

     The Financial Statements of USL, the Separate Account and American Home can be found in the SAI. You may obtain a free copy of these Financial Statements if you write us at our Administrative Center at United States Life, VUL Administration, P.O. Box 4880, Houston, Texas 77210-4880, or call us at 1-800-251-3720.

     This index should help you to locate more information about some of the terms and phrases used in this prospectus.

                       INDEX OF SPECIAL WORDS AND PHRASES

                                                                       Page to
                                                                     See in this
Defined Term                                                          Prospectus
------------------------------------------------------------------   -----------
accumulation value................................................         8
Administrative Center.............................................         5
automatic rebalancing.............................................        34
base coverage.....................................................        29
basis.............................................................        65
beneficiary.......................................................        55
cash surrender value..............................................         7
cash value accumulation test......................................        28
close of business.................................................        38
Code..............................................................        27
Contact Information...............................................         5
cost of insurance rates...........................................        59
daily charge......................................................        58
date of issue.....................................................        39
death benefit.....................................................         6
dollar cost averaging.............................................        33
Fixed Account.....................................................        25
full surrender....................................................         7
Fund, Funds.......................................................         6
grace period......................................................         9
guarantee period benefit..........................................        32
Guaranteed Benefit Balance........................................        45
guideline premium test............................................        28
insured person....................................................         1
investment options................................................        62
lapse.............................................................         9
loan (see "Policy loans" in this Index)...........................         7
loan interest.....................................................        61
maturity date.....................................................        53
modified endowment contract.......................................        64
monthly deduction day.............................................        39
monthly guarantee premium.........................................         9
monthly insurance charge..........................................        59
net amount at risk................................................        13
Option 1, Option 2, Option 3......................................         6
partial surrender.................................................        51

                       INDEX OF SPECIAL WORDS AND PHRASES

                                                                       Page to
                                                                     See in this
Defined Term                                                          Prospectus
------------------------------------------------------------------   -----------
payment options...................................................        54
planned periodic premiums.........................................        32
Policy loans......................................................        52
Policy months.....................................................        39
Policy year.......................................................        39
preferred loan....................................................        53
premium class.....................................................        57
premium payments..................................................        31
reinstate, reinstatement..........................................        63
required minimum death benefit....................................        28
required minimum death benefit percentage.........................        29
Separate Account USL VL-R.........................................        19
seven-pay test....................................................        64
specified amount..................................................        26
supplemental coverage.............................................        29
transfers.........................................................        33
valuation date....................................................        38
valuation period..................................................        38
variable investment options.......................................        21

[LOGO] AIG American General (R)

                                        The United States Life Insurance Company
                                                         in the City of New York

For additional information about the AIG Income Advantage Plus(SM) Policies and the Separate Account, you may request a copy of the Statement of Additional
Information (the "SAI"), dated August    , 2008. We have filed the SAI with the
                                      ---
SEC and have incorporated it by reference into this prospectus. You may obtain a free copy of the SAI and the Policy or Fund prospectuses if you write us at our Administrative Center, which is located at United States Life, VUL Administration, P.O. Box 4880, Houston, Texas 77210-4880 or call us at 1-800-251-3720. You may also obtain the SAI from an insurance representative through which the Policies may be purchased. Additional information about the AIG Income Advantage Plus Policies, including personalized illustrations of death benefits, cash surrender values, and cash values is available without charge to individuals considering purchasing a Policy, upon request to the same address or phone number printed above. We may charge current Policy owners $25 per illustration if they request more than one personalized illustration in a Policy year.

Information about the Separate Account, including the SAI, can also be reviewed and copied at the SEC's Office of Investor Education and Advocacy in Washington, D.C. Inquiries on the operations of the Office of Investor Education and Advocacy may be made by calling the SEC at 1-202-942-8090. Reports and other information about the Separate Account are available on the SEC's Internet site at http://www.sec.gov and copies of this information may be obtained, upon payment of a duplicating fee, by writing the Office of Investor Education and Advocacy of the SEC, 100 F Street N.E., Washington, D.C. 20549.

Policies issued by:
The United States Life Insurance Company in the City of New York
A subsidiary of American International Group, Inc. ("AIG")
70 Pine Street, New York, New York 10270

AIG Income Advantage Plus Flexible Premium Variable Universal Life Insurance Policy Form Number 08704N

Available only in the state of New York

Distributed by American General Equity Services Corporation
Member FINRA
A subsidiary of American International Group, Inc.

The underwriting risks, financial obligations and support functions associated with the products issued by The United States Life Insurance Company in the City of New York ("USL") are its responsibility. AIG does not underwrite any insurance policy described by this prospectus. USL is responsible for its own financial condition and contractual obligations.

     For E-Service and
E-Delivery, or to view and
   Print Policy or Fund
 prospectuses visit us at
       www.aigag.com

     [LOGO] IMSA
INSURANCE MARKETPLACE
STANDARDS ASSOCIATION

   Membership in IMSA applies only
to The United States Life Insurance
   Company in the City of New York
        and not to its products.

(C) 2008 American International Group, Inc. All rights reserved

                                                          ICA File No. 811-09359

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                            SEPARATE ACCOUNT USL VL-R

                           AIG INCOME ADVANTAGE PLUS(SM)

           FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICIES

                                    ISSUED BY

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

                          VUL ADMINISTRATION DEPARTMENT

                    P.O. BOX 4880, HOUSTON, TEXAS 77210-4880

   TELEPHONE: 1-800-251-3720; 1-713-831-3913; HEARING IMPAIRED: 1-888-436-5256

                       STATEMENT OF ADDITIONAL INFORMATION

                              DATED AUGUST __, 2008

     This Statement of Additional Information ("SAI") is not a prospectus. It should be read in conjunction with the prospectus for The United States Life Insurance Company in the City of New York Separate Account USL VL-R (the "Separate Account" or "Separate Account USL VL-R") dated August __, 2008, describing the AIG Income Advantage Plus flexible premium variable universal life insurance policies (the "Policy" or "Policies"). The prospectus sets forth information that a prospective investor should know before investing. For a copy of the prospectus, and any prospectus supplements, contact The United States Life Insurance Company in the City of New York ("USL") at the address or telephone numbers given above. Each term used in this SAI that is defined in the related prospectus has the same meaning as the prospectus' definition.

                                TABLE OF CONTENTS

GENERAL INFORMATION........................................................    3
   USL.....................................................................    3
   Separate Account USL VL-R...............................................    3
   American Home Assurance Company.........................................    3
SERVICES...................................................................    4
DISTRIBUTION OF THE POLICIES...............................................    4
PERFORMANCE INFORMATION....................................................    6
ADDITIONAL INFORMATION ABOUT THE POLICIES..................................    6
      Gender neutral policies..............................................    6
      Cost of insurance rates..............................................    7
      Certain arrangements.................................................    7
   More About The Fixed Account............................................    7
      Our general account..................................................    7
      How we declare interest..............................................    7
   Adjustments to Death Benefit............................................    8
      Suicide..............................................................    8
      Wrong age or gender..................................................    8
      Death during grace period............................................    8
ACTUARIAL EXPERT...........................................................    8
MATERIAL CONFLICTS.........................................................    8
FINANCIAL STATEMENTS.......................................................    9
   Separate Account Financial Statements...................................    9
   USL Financial Statements................................................    9
   American Home Financial Statements......................................    9
INDEX TO FINANCIAL STATEMENTS..............................................   10
   Separate Account USL VL-R Financial Statements..........................   10
   USL Financial Statements................................................   10
   American Home Financial Statements......................................   10

                               GENERAL INFORMATION

USL

     We are The United States Life Insurance Company in the City of New York ("USL"). USL is a stock life insurance company organized under the laws of the State of New York on February 25, 1850. USL is an indirect wholly-owned subsidiary of American International Group, Inc. ("AIG"). AIG, a Delaware corporation, is a holding company which through its subsidiaries is engaged in a broad range of insurance and insurance-related activities, financial services and asset management in the United States and internationally. AIG American General is a marketing name of USL and its affiliates. The commitments under the Policies are USL's, and AIG has no legal obligation to back those commitments.

     USL is a member of the Insurance Marketplace Standards Association ("IMSA"). IMSA is a voluntary membership organization created by the life insurance industry to promote ethical market conduct for life insurance and annuity products. USL's membership in IMSA applies only to USL and not its products.

Separate Account USL VL-R

     We hold the Fund shares in which any of your accumulation value is invested in Separate Account USL VL-R. Separate Account USL VL-R is registered as a unit investment trust with the Securities and Exchange Commission ("SEC") under the Investment Company Act of 1940. We created the Separate Account on August 8, 1997 under New York law.

     For record keeping and financial reporting purposes, Separate Account USL VL-R is divided into 65 separate "divisions," 47 of which are available under the Policies offered by the prospectus as variable "investment options." All of these 47 divisions and the remaining 18 divisions are offered under other USL policies. We hold the Fund shares in which we invest your accumulation value for an investment option in the division that corresponds to that investment option. One or more of the Funds may sell its shares to other funds.

     The assets in Separate Account USL VL-R are our property. The assets in the Separate Account may not be used to pay any liabilities of USL other than those arising from the Policies. USL is obligated to pay all amounts under the Policies due the Policy owners. We act as custodian for the Separate Account's assets.

American Home Assurance Company

     American Home Assurance Company ("American Home") is a stock property-casualty insurance company incorporated under the laws of the State of New York on February 7, 1899. American Home's principal executive office is located at 70 Pine Street, New York, New York 10270. American Home is licensed in all 50 states of the United States and the District of Columbia, as well as certain foreign jurisdictions, and engages in a broad range of insurance and reinsurance activities. American Home is an indirect wholly-owned subsidiary of AIG and an affiliate of USL.

                                    SERVICES

     USL and American General Life Companies, LLC ("AGLC"), are parties to a services agreement. USL and AGLC are each indirect wholly-owned subsidiaries of AIG and therefore affiliates of one another. AGLC is a Delaware limited liability company established on August 30, 2002. Prior to that date, AGLC was a Delaware business trust. Its address is 2727-A Allen Parkway, Houston, Texas 77019-2191. Under the services agreement, AGLC provides shared services to USL and certain other life insurance companies under the AIG holding company system at cost. Those services include data processing systems, customer services, product development, actuarial, internal auditing, accounting and legal services. During 2007, 2006 and 2005, USL paid AGLC for these services $124,096,933, $123,054,762 and $124,859,506, respectively.

     USL and AIG are parties to a service and expense agreement. Under the service and expense agreement, AIG may provide services to USL and certain other life insurance companies under the AIG holding company system at cost. Those services include data processing systems, customer services, product development, actuarial, internal auditing, accounting and legal services.

     We have not designed the Policies for professional market timing organizations or other entities or individuals using programmed and frequent transfers involving large amounts. We currently have no contractual agreements or any other formal or informal arrangements with any entity or individual permitting such transfers and receive no compensation for any such contract or arrangement.

                          DISTRIBUTION OF THE POLICIES

     American General Equity Services Corporation ("AGESC"), 2727-A Allen Parkway, 2-G7, Houston, Texas 77019, a Delaware corporation and an affiliate of USL, is the principal underwriter and distributor of the Policies for the Separate Account under a Distribution Agreement between AGESC and USL. AGESC also acts as principal underwriter for USL's other separate accounts and for the separate accounts of certain USL affiliates. AGESC is a registered broker-dealer under the Securities Exchange Act of 1934, as amended and a member of the Financial Industry Regulatory Authority ("FINRA"). AGESC, as the principal underwriter and distributor, is not paid any fees on the Policies.

     The Policies are offered on a continuous basis.

     We and AGESC have sales agreements with various broker-dealers and banks under which the Policies will be sold by registered representatives of the broker-dealers or employees of the banks. These registered representatives and employees are also required to be authorized under applicable state regulations as life insurance agents to sell variable universal life insurance. The broker-dealers are ordinarily required to be registered with the SEC and must be members of FINRA.

     We pay compensation directly to broker-dealers and banks for promotion and sales of the Policies. The compensation may vary with the sales agreement, but is generally not expected to exceed:

     . 90% of the premiums received in the first Policy year up to a "target premium";

     . 3% of the premiums up to the target premium received in each of Policy years 2 through 10;

     . 3% of the premiums in excess of the target premium received in each of Policy years 1 through 10;

     . 0.25% annually of the Policy's accumulation value (reduced by any outstanding loans) in the investment options in each of Policy years 2 through 10;

     . 0.15% annually of the Policy's accumulation value (reduced by any outstanding loans) in the investment options in each of Policy years 11 through 20;

     . a comparable amount of compensation to broker-dealers or banks with respect to any increase in the specified amount of coverage that you request; and

     . any amounts that we may pay for broker-dealers or banks expense allowances, bonuses, wholesaler fees, training allowances or additional compensation for the Policies.

     The greater the percentage of supplemental coverage the owner selects when applying for a Policy or for future increases to the specified amount, the less compensation we would pay either for the sale of the Policy or for any additional premiums received during the first 10 Policy years (we do not pay compensation for premiums we receive after the 10th Policy year). We will pay the maximum level of compensation if the owner chooses 100% base coverage.

     At our discretion, we may pay additional first Policy year commissions to any broker-dealer or bank for sales conducted by a particular registered representative of that broker-dealer or bank. We may pay up to a total of 99% of the premiums we receive in the first Policy year.

     The target premium is an amount of level annual premium that would be necessary to support the benefits under your Policy, based on certain assumptions that we believe are reasonable.

     The maximum value of any alternative amounts we may pay for sales of the Policies is expected to be equivalent over time to the amounts described above. For example, we may pay a broker-dealer compensation in a lump sum which will not exceed the aggregate compensation described above.

     We pay the compensation directly to any selling broker-dealer firm or bank. We pay the compensation from our own resources which does not result in any additional charge to you that is not described in your Policy. Each broker-dealer firm or bank, in turn, may compensate its registered representative or employee who acts as agent in selling you a Policy.

     We sponsor a non-qualified deferred compensation plan ("Plan") for our insurance agents. Some of our agents are registered representatives of our affiliated broker-dealers and sell the Policies. These agents may, subject to regulatory approval, receive benefits under the Plan when they sell the Policies. The benefits are deferred and the Plan terms may result in the agent never receiving the benefits. The Plan provides for a varying amount of benefits annually. We have the right to change the Plan in ways that affect the amount of benefits earned each year.

                             PERFORMANCE INFORMATION

     From time to time, we may quote performance information for the divisions of Separate Account USL VL-R in advertisements, sales literature, or reports to owners or prospective investors.

     We may quote performance information in any manner permitted under applicable law. We may, for example, present such information as a change in a hypothetical owner's cash value or death benefit. We also may present the yield or total return of the division based on a hypothetical investment in a Policy. The performance information shown may cover various periods of time, including periods beginning with the commencement of the operations of the division or the Mutual Fund in which it invests. The performance information shown may reflect the deduction of one or more charges, such as the premium charge, and we generally expect to exclude costs of insurance charges because of the individual nature of these charges. We also may present the yield or total return of the investment option in which a division invests.

     We may compare a division's performance to that of other variable life separate accounts or investment products, as well as to generally accepted indices or analyses, such as those provided by research firms and rating services. In addition, we may use performance ratings that may be reported periodically in financial publications, such as Money Magazine, Forbes, Business Week, Fortune, Financial Planning and The Wall Street Journal. We also may advertise ratings of USL's financial strength or claims-paying ability as determined by firms that analyze and rate insurance companies and by nationally recognized statistical rating organizations.

                    ADDITIONAL INFORMATION ABOUT THE POLICIES

     Gender neutral policies. Congress and the legislatures of various states have from time to time considered legislation that would require insurance rates to be the same for males and females of the same age, premium class and tobacco user status. In addition, employers and employee organizations should consider, in consultation with counsel, the impact of Title VII of the Civil Rights Act of 1964 on the purchase of life insurance policies in connection with an employment-related insurance or benefit plan. In a 1983 decision, the United States Supreme Court held that, under Title VII, optional annuity benefits under a deferred compensation plan could not vary on the basis of gender. In general, we do not offer policies for sale in situations which, under current law, require gender-neutral premiums or benefits. However, we offer AIG Income Advantage Plus Policies on both a gender-neutral and sex-distinct basis.

     Cost of insurance rates. Because of specified amount increases, different cost of insurance rates may apply to different increments of specified amount under your Policy. If so, we attribute your accumulation value proportionately to each increment of specified amount to compute our net amount at risk.

     Certain arrangements. Most of the advisers or administrators of the Funds make certain payments to us, on a quarterly basis, for certain administrative, Policy, and Policy owner support expenses. These amounts will be reasonable for the services performed and are not designed to result in a profit. Currently, these payments range from 0.15% to 0.35% of the market value of the assets invested in the underlying Fund as of a certain date, usually paid at the end of each calendar quarter. Except for the PIMCO Variable Insurance Trust, these amounts will not be paid by the Funds or Policy owners.

More About the Fixed Account

     Our general account. Our general account assets are all of our assets that we do not hold in legally segregated separate accounts. Our general account supports our obligations to you under your Policy's declared Fixed Account. Because of applicable exemptions, no interest in this option has been registered under the Securities Act of 1933, as amended. Neither our general account nor our Fixed Account is an investment company under the Investment Company Act of 1940. We have been advised that the staff of the SEC has not reviewed the disclosures that are included in this prospectus for your information about our general account or our Fixed Account. Those disclosures, however, may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

     How we declare interest. Except for amounts held as collateral for loans, we can at any time change the rate of interest we are paying on any accumulation value allocated to our Fixed Account, but it will always be at an annual effective rate of at least 3%.

     Under these procedures, it is likely that at any time different interest rates will apply to different portions of your accumulation value, depending on when each portion was allocated to our Fixed Account. Any charges, partial surrenders, or loans that we take from any accumulation value that you have in our Fixed Account will be taken from each portion in reverse chronological order based on the date that accumulation value was allocated to this option.

Adjustments to Death Benefit

     Suicide. If the insured person commits suicide during the first two Policy years, we will limit the proceeds payable to the total of all premiums that have been paid to the time of death minus any outstanding Policy loans (plus credit for any unearned interest) and any partial surrenders.

     A new two-year period begins if you increase the specified amount. You can increase the specified amount only if the insured person is living at the time of the increase. In this case, if the insured person commits suicide during the first two years following the increase, we will refund the monthly insurance deductions attributable to the increase. The death benefit will then be based on the specified amount in effect before the increase.

     Wrong age or gender. If the age or gender of the insured person was misstated on your application for a Policy (or for any increase in benefits), we will adjust any death benefit to be what the monthly insurance charge deducted for the current month would have purchased based on the correct information.

     Death during grace period. We will deduct from the insurance proceeds any monthly charges that remain unpaid because the insured person died during a grace period.

                                ACTUARIAL EXPERT

     Actuarial matters have been examined by Wayne A. Barnard who is Senior Vice President of USL. His opinion on actuarial matters is filed as an exhibit to the registration statement we have filed with the SEC in connection with the Policies.

                               MATERIAL CONFLICTS

     We are required to track events to identify any material conflicts from using investment portfolios for both variable life and variable annuity separate accounts. The boards of the Funds, USL, and other insurance companies participating in the Funds have this same duty. There may be a material conflict if:

     .    state insurance law or federal income tax law changes;

     .    investment management of an investment portfolio changes; or

     . voting instructions given by owners of variable universal life insurance Policies and variable annuity contracts differ.

     The investment portfolios may sell shares to certain qualified pension and retirement plans qualifying under Code Section 401. These include cash or deferred arrangements under Code Section 401(k). One or more of the investment portfolios may sell its shares to other investment portfolios. Therefore, there is a possibility that a material conflict may arise between the interests of owners in general, or certain classes of owners, and these retirement plans or participants in these retirement plans.

     If there is a material conflict, we have the duty to determine appropriate action, including removing the portfolios involved from our variable investment options. We may take other action to protect Policy owners. This could mean delays or interruptions of the variable operations.

     When state insurance regulatory authorities require us, we may ignore instructions relating to changes in an investment portfolio's adviser or its investment policies. If we do ignore voting instructions, we give you a summary of our actions in the next semi-annual report to owners.

                              FINANCIAL STATEMENTS

     PricewaterhouseCoopers LLP ("PwC"), located at 1201 Louisiana Street, Suite 2900, Houston, Texas 77002, is the independent registered public accounting firm for USL. AIG uses PwC as its corporate-wide auditing firm.

Separate Account Financial Statements

     The statement of net assets as of December 31, 2007 and the related statement of operations for the year then ended and statements of changes in net assets for the two years then ended December 31, 2007 of the Separate Account, included in this Statement of Additional Information, have been so included in reliance on the report of PwC, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

USL Financial Statements

     The balance sheets of USL as of December 31, 2007 and 2006 and the related statements of income, shareholder's equity, comprehensive income and cash flows for each of the three years in the period ended December 31, 2007, included in this Statement of Additional Information, have been so included in reliance on the report of PwC, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

American Home Financial Statements

     The statutory statements of admitted assets, liabilities, capital and surplus of American Home as of December 31, 2007 and 2006, and the related statutory statements of income and changes in capital and surplus and of cash flow for each of the three years in the period ended December 31, 2007, included in this Statement of Additional Information, have been so included in reliance on the report of PwC, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

                          INDEX TO FINANCIAL STATEMENTS

     You should consider the financial statements of USL that we include in this SAI as bearing on the ability of USL to meet its obligations under the Policies.

     You should only consider the financial statements of American Home that we include in this SAI as bearing on the ability of American Home to meet its obligations as guarantor under a guarantee agreement.

I. Separate Account USL VL-R Financial Statements                       Page
                                                                   -------------
Report of PricewaterhouseCoopers LLP, Independent Registered
   Public Accounting Firm.......................................   USL VL-R -  1
Statement of Net Assets as of December 31, 2007.................   USL VL-R -  2
Statement of Operations for the year ended December 31, 2007....   USL VL-R -  3
Statement of Changes in Net Assets for the years ended
   December 31, 2007 and 2006...................................   USL VL-R -  4
Notes to Financial Statements...................................   USL VL-R - 17

II. USL Financial Statements                                            Page
                                                                   -------------
Report of PricewaterhouseCoopers LLP, Independent Registered
   Public Accounting Firm.......................................       F - 1
Balance Sheets as of December 31, 2007 and 2006.................       F - 2
Statements of Income for the years ended December 31, 2007, 2006
   and 2005.....................................................       F - 4
Statements of Shareholder's Equity for the years ended
   December 31, 2007, 2006 and 2005.............................       F - 5
Statements of Comprehensive Income for the years ended
   December 31, 2007, 2006 and 2005.............................       F - 6
Statements of Cash Flows for the years ended December 31, 2007,
   2006 and 2005................................................       F - 7
Notes to Financial Statements...................................       F - 8

III. American Home Financial Statements                                 Page
                                                                   -------------
Report of PricewaterhouseCoopers LLP, Independent Auditors......         2
Statements of Admitted Assets (Statutory Basis) as of
   December 31, 2007 and 2006...................................         3
Statements of Liabilities, Capital and Surplus (Statutory Basis)
   as of December 31, 2007 and 2006.............................         4
Statements of Income and Changes in Capital and Surplus
   (Statutory Basis) for the years ended December 31, 2007, 2006
   and 2005.....................................................         5
Statements of Cash Flow (Statutory Basis) for the years ended
   December 31, 2007, 2006 and 2005.............................         6
Notes to Statutory Basis Financial Statements...................         7

                            PART C: OTHER INFORMATION

Item 26. Exhibits

(a)  Board of Directors Resolution.

     (1) The United States Life Insurance Company in the City of New York Board of Directors resolution authorizing the establishment of The United States Life Insurance Company in the City of New York Separate Account USL VL-R and among other things the marketing of variable life products in New York. (3)

(b)  Custodian Agreements. Inapplicable.

(c)  Underwriting Contracts.

     (1) Distribution Agreement between The United States Life Insurance Company in the City of New York and American General Equity Services Corporation, effective October 1, 2002. (6)

     (2)  Form of Selling Group Agreement. (6)

     (3) Schedule of Commissions (Incorporated by reference from the text included under the heading "Distribution of the Policies" in the Statement of Additional Information that is filed as part of this amended Registration Statement).

(d)  Contracts.

     (1) Form of "AIG Income Advantage Plus(SM)" Flexible Premium Variable Universal Life Insurance Policy, Sex Distinct version, Policy Form No. 08704N. (Filed herewith)

     (2) Form of "AIG Income Advantage Plus(SM)" Flexible Premium Variable Universal Life Insurance Policy, Gender Neutral version, Policy Form No. 08704NU. (To be filed by Amendment)

     (3) Specimen form of Monthly Guarantee Premium Rider for First 20 Years, Form No. 04720N. (18)

     (4) Specimen form of Monthly Guarantee Premium Rider to Age 121, Form No. . (To be filed by Amendment)
          ----

     (5) Specimen form of Guaranteed Minimum Withdrawal Benefit Rider, Form No. 05270N. (18)

     (6)  Form of Accidental Death Benefit Rider, Form No. 82012. (18)

     (7) Form of Children's Insurance Benefit Rider, Term Life Insurance, Form No. 82410. (18)

     (8)  Form of Waiver of Monthly Deduction Rider, Form No. 82001N. (18)

     (9)  Form of Overloan Protection Rider, Form No. 07620N. (18)

     (10) Form of Term Life Insurance Benefit Rider Providing Annually Renewable Term Insurance (Enhanced Early Cash Value Term Rider), Sex Distinct version, Form No. 08617N. (Filed herewith)

     (11) Form of Term Life Insurance Benefit Rider Providing Annually Renewable Term Insurance (Enhanced Early Cash Value Term Rider), Gender Neutral version, Form No. 08617NU. (To be filed by Amendment)

(e)  Applications.

     (1) Specimen Form of Life Insurance Application - Part A, Form No. AGLC100565-NY-2006. (17)

     (2) Specimen Form of Life Insurance Application - Part B, Form No. AGLC100566-NY-2006. (17)

     (3) Specimen Form of Variable Universal Life Insurance Supplemental Application, Form No. AGLC 102803-NY. (To be filed by Amendment)

     (4) Specimen Form of Service Request Form, Form No. AGLC1029991. (To be filed by Amendment)

     (5) Specimen Form of Limited Temporary Life Insurance Agreement, Form No. AGLC101431-NY-1006. (17)

     (6) Specimen Form of Limited Temporary Life Insurance Agreement Receipt, Form No. AGLC101432-NY-2006. (17)

     (7) Form of Reinstatement or Reduction of Premium Rate Application for Life Insurance, Form No. AGLC100440-33. (17)

     (8)  Form of In-Force Change Application, Form No. AGLC100386-33. (17)

(f)  Depositor's Certificate of Incorporation and By-Laws.

     (1) Copy of the Restated Charter of The United States Life Insurance Company in the City of New York. (1)

     (2) Copy of the Amended and Restated Bylaws of The United States Life Insurance Company in the City of New York dated July 25, 2002. (12)

(g)  Reinsurance Contracts.

     (1) Form of Reinsurance Agreement between The United States Life Insurance Company in the City of New York and General & Cologne Life Re of America. (15)

     (2) Form of Reinsurance Agreement between The United States Life Insurance Company in the City of New York and Munich American Reassurance Company. (15)

     (3) Form of Reinsurance Agreement between The United States Life Insurance Company in the City of New York and RGA Reinsurance Company. (15)

     (4) Form of Reinsurance Agreement between The United States Life Insurance Company in the City of New York and Swiss Re Life & Health America, Inc. (15)

(h)  Participation Agreements.

     (1)(a) Form of Participation Agreement by and Among AIM Variable Insurance Funds, Inc., A I M Distributors, Inc., The United States Life Insurance Company in the City of New York, on Behalf of Itself and its Separate Accounts, and American General Securities Incorporated. (4)

     (1)(b) Form of Amendment No. 2 to Participation Agreement by and among AIM Variable Insurance Funds, Inc., A I M Distributors, Inc., The United States Life Insurance Company in the City of New York, on Behalf of Itself and its Separate Accounts, and American General Securities Incorporated. (10)

     (1)(c) Form of Amendment No. 6 to Participation Agreement by and among AIM Variable Insurance Funds, Inc., A I M Distributors, Inc., The United States Life Insurance Company in the City of New York, on Behalf of Itself and its Separate Accounts, and American General Equity Services Corporation. (To be filed by Amendment)

     (2)(a) Form of Participation Agreement by and among The Alger American Fund, The United States Life Insurance Company in the City of New York and Fred Alger & Company, Incorporated. (12)

     (3)(a) Form of Shareholder Services Agreement by and between The United States Life Insurance Company in the City of New York and American Century Investment Services, Inc. (5)

     (3)(b) Form of Amendment No. 1 to Shareholder Services Agreement by and between The United States Life Insurance Company in the City of New York and American Century Investment Services, Inc. (8)

     (4)(a) Form of Participation Agreement by and Among The United States Life Insurance Company in the City of New York and Warburg, Pincus Trust and Credit Suisse Asset Management, LLC and Credit Suisse Asset Management Securities, Inc. (5)

     (5)(a) Form of Fund Participation Agreement Between The United States Life Insurance Company in the City of New York and Dreyfus Variable Insurance Fund. (4)

     (5)(b) Form of Amendment No. 2 to Fund Participation Agreement Between The United States Life Insurance Company in the City of New York and Dreyfus Variable Insurance Fund. (18)

     (6)(a) Form of Amended and Restated Participation Agreement Among Variable Insurance Products Funds, Fidelity Distributors Corporation and The United States Life Insurance Company in the City of New York. (17)

     (6)(b) Form of Amendment No. 1 to Amended and Restated Participation Agreement Among Variable Insurance Products Funds, Fidelity Distributors Corporation and The United States Life Insurance Company in the City of New York. (To be filed by Amendment)

     (7)(a) Form of Amended and Restated Participation Agreement by and among The United States Life Insurance Company in the City of New York, American General Equity Services Corporation, Franklin Templeton Variable Insurance Products Trust and Franklin Templeton Distributors, Inc., dated as of September 5, 2003. (13)

     (7)(b) Form of Amendment No. 1 to Amended and Restated Participation Agreement by and among The United States Life Insurance Company in the City of New York, American General Equity Services Corporation, Franklin Templeton Variable Insurance Products Trust and Franklin Templeton Distributors, Inc. (16)

     (7)(c) Form of Amendment No. 2 to Amended and Restated Participation Agreement by and among The United States Life Insurance Company in the City of New York, American General Equity Services Corporation, Franklin Templeton Variable Insurance Products Trust and Franklin Templeton Distributors, Inc. (18)

     (7)(d) Form of Amendment No. 4 to Amended and Restated Participation Agreement by and among The United States Life Insurance Company in the City of New York, American General Equity Services Corporation, Franklin Templeton Variable Insurance Products Trust and Franklin Templeton Distributors, Inc. (To be filed by Amendment)

     (8)(a) Form of Fund Participation Agreement by and between The United States Life Insurance Company in the City of New York, Janus Aspen Series and Janus Distributors, Inc. Series. (5)

     (8)(b) Form of Amendment No. 5 to Fund Participation Agreement by and between The United States Life Insurance Company in the City of New York, Janus Aspen Series and Janus Distributors, Inc. (To be filed by Amendment)

     (9)(a) Form of Fund Participation Agreement by and between American General Life Insurance Company and JPMorgan Insurance Trust effective as of October 1, 2007. (18)

     (10)(a) Form of Fund Participation Agreement by and between The United States Life Insurance Company in the City of New York and J.P. Morgan Series Trust II. (5)

     (10)(b) Form of Amendment No. 1 to Fund Participation Agreement by and between The United States Life Insurance Company in the City of New York and J.P. Morgan Series Trust II. (18)

     (11)(a) Form of Participation Agreement Among MFS Variable Insurance Trust, The United States Life Insurance Company in the City of New York and Massachusetts Financial Services Company. (4)

     (11)(b) Form of Amendment No. 1 to Participation Agreement among MFS Variable Insurance Trust, The United States Life Insurance Company in the City of New York and Massachusetts Financial Services Company. (5)

     (11)(c) Form of Amendment No. 5 to Participation Agreement among MFS Variable Insurance Trust, The United States Life Insurance Company in the City of New York and Massachusetts Financial Services Company. (To be filed by Amendment)

     (11)(d) Form of Letter Agreement between Massachusetts Financial Services, MFS Variable Insurance Trust and The United States Life Insurance Company in the City of New York, dated December 19, 2005. (15)

     (12)(a) Form of Fund Participation Agreement by and between Neuberger Berman Advisers Management Trust, Neuberger Berman Management Inc. and The United States Life Insurance Company in the City of New York. (5)

     (12)(b) Form of Amendment No. 5 to Fund Participation Agreement by and between Neuberger Berman Advisers Management Trust, Neuberger Berman Management Inc. and The United States Life Insurance Company in the City of New York. (To be filed by Amendment)

     (13)(a) Form of Participation Agreement by and among The United States Life Insurance Company in the City of New York, Oppenheimer Variable Account Funds and OppenheimerFunds, Inc. (12)

     (13)(b) Form of Amendment No. 4 to Participation Agreement by and among The United States Life Insurance Company in the City of New York, Oppenheimer Variable Account Funds and OppenheimerFunds, Inc. (To be filed by Amendment)

     (14)(a) Form of Participation Agreement by and Among The United States Life Insurance Company in the City of New York, PIMCO Variable Insurance Trust and PIMCO Funds Distributors LLC. (5)

     (14)(b) Form of Amendment No. 3 to Participation Agreement by and Among The United States Life Insurance Company in the City of New York, PIMCO Variable Insurance Trust and PIMCO Funds Distributors LLC. (18)

     (15)(a) Form of Participation Agreement by and between The United States Life Insurance Company in the City of New York, Pioneer Variable Contracts Trust, Pioneer Investment Management, Inc. and Pioneer Funds Distributors, Inc. (15)

     (15)(b) Form of Amendment No. 4 to Participation Agreement by and between The United States Life Insurance Company in the City of New York, Pioneer Variable Contracts Trust, Pioneer Investment Management, Inc. and Pioneer Funds Distributors, Inc. (To be filed by Amendment)

     (16)(a) Form of Participation Agreement Among Putnam Variable Trust, Putnam Mutual Funds Corp., and The United States Life Insurance Company in the City of New York. (4)

     (16)(b) Form of Amendment No. 2 to Participation Agreement Among Putnam Variable Trust, Putnam Mutual Funds Corp., and The United States Life Insurance Company in the City of New York. (18)

     (17)(a) Form of Participation Agreement by and among The United States Life Insurance Company in the City of New York and SunAmerica Series Trust. (12)

     (18)(a) Form of Participation Agreement among The United States Life Insurance Company in the City of New York, American General Securities Incorporated, American General Series Portfolio Company and The Variable Annuity Life Insurance Company. (4)

     (18)(b) Form of Second Amendment to Participation Agreement Among The United States Life Insurance Company in the City of New York, American General Securities Incorporated, American General Series Portfolio Company and The Variable Annuity Life Insurance Company.
             (8)

     (18)(c) Form of Notice to the Parties and amended Schedule B under the Participation Agreement among The United States Life Insurance Company in the City of New York, American General Equity Services Corporation, AIG Retirement Company I (formerly VALIC Company I) and The Variable Annuity Life Insurance Company, effective August 2008. (To be filed by Amendment)

     (19)(a) Participation Agreement by and Among The United States Life Insurance Company in the City of New York, American General Securities Incorporated, Van Kampen Life Investment Trust, Van Kampen Asset Management Inc., and Van Kampen Funds Inc. (2)

     (19)(b) Form of Amendment No. 2 to Participation Agreement by and among The United States Life Insurance Company in the City of New York, American General Securities, Inc., Van Kampen Life Investment Trust, Van Kampen Asset Management Inc., and Van Kampen Funds, Inc.
             (7)

     (19)(c) Form of Amendment No. 6 to Participation Agreement by and among The United States Life Insurance Company in the City of New York, American General Securities, Inc., Van Kampen Life Investment Trust, Van Kampen Asset Management Inc., and Van Kampen Funds, Inc. (To be filed by Amendment)

     (20)(a) Form of Participation Agreement among Vanguard Variable Insurance Funds, The Vanguard Group, Inc., Vanguard Marketing Corporation and The United States Life Insurance Company in the City of New York.
             (5)

     (20)(b) Form of Amendment No. 5 to Participation Agreement among Vanguard Variable Insurance Fund, The Vanguard Group, Inc., Vanguard Marketing Corporation and The United States Life Insurance Company in the City of New York (To be filed by Amendment)

     (21)(a) Form of Amended and Restated Administrative Services Agreement between The United States Life Insurance Company in the City of New York and A I M Advisors, Inc., dated as of April 1, 2004. (13)

     (21)(b) Form of Agreement with respect to Trademarks and Fund Names by and among A I M Distributors, Inc., AIM Variable Insurance Funds, Inc., The United States Life Insurance Company in the City of New York and American General Securities Incorporated, effective August 1, 2003. (12)

     (21)(c) Form of Amendment No. 1 to Agreement with respect to Trademarks and Fund Names by and among A I M Distributors, Inc., AIM Variable Insurance Funds, Inc., The United States Life Insurance Company in the City of New York and American General Securities Incorporated.
             (12)

     (21)(d) Form of Amendment No. 2 to Agreement with Respect to Trademarks and Fund Names by and among A I M Management Group Inc., A I M Distributors, Inc., AIM Variable Insurance Funds, The United States Life Insurance Company in the City of New York and American General Equity Services Corporation. (13)

     (22)(a) Form of Services Agreement Class O between Fred Alger Management, Inc. and The United States Life Insurance Company in the City of New York. (12)

     (23)(a) Form of Administrative Services Agreement by and between The United States Life Insurance Company in the City of New York and Credit Suisse Asset Management, LLC. (5)

     (24)(a) Form of Administrative Services Agreement between The Dreyfus Corporation and The United States Life Insurance Company in the City of New York. (4)

     (24)(b) Form of Amendment No. 2 to Administrative Services Agreement between The Dreyfus Corporation and The United States Life Insurance Company in the City of New York. (18)

     (25)(a) Form of Service Agreement by and between Fidelity Investments Institutional Operations Company, Inc. and The United States Life Insurance Company in the City of New York. (15)

     (25)(b) Form of First Amendment to Service Agreement by and between Fidelity Investments Institutional Operations Company, Inc. and The United States Life Insurance Company in the City of New York. (15)

     (26)(a) Form of Amended and Restated Service Contract between Fidelity Distributors Corporation and American General Equity Services Corporation. (15)

     (27)(a) Form of Administrative Services Agreement by and between The United States Life Insurance Company in the City of New York and Franklin Templeton Services, LLC. (9)

     (27)(b) Form of Amendment No. 4 to Administrative Services Agreement by and between The United States Life Insurance Company in the City of New York and Franklin Templeton Services, LLC (To be filed by Amendment)

     (28)(a) Form of Distribution and Shareholder Services Agreement by and between Janus Distributors, Inc. and The United States Life Insurance Company in the City of New York. (5)

     (29)(a) Form of Administrative Services Letter Agreement by and between The United States Life Insurance Company in the City of New York and J.P. Morgan Funds Management, Inc. (relating to JPMorgan Insurance Trust). (18)

     (30)(a) Form of Administrative Services Letter Agreement by and between The United States Life Insurance Company in the City of New York and JPMorgan Chase Bank (relating to J.P. Morgan Series Trust II). (5)

     (30)(b) Form of Amendment No. 1 to Administrative Services Letter Agreement by and between The United States Life Insurance Company in the City of New York and J.P. Morgan Funds Management, Inc. (formerly known as JPMorgan Chase Bank) (relating to J.P. Morgan Series Trust II).
             (18)

     (31)(a) Form of Administrative Services Agreement by and between Neuberger Berman Management Inc. and The United States Life Insurance Company in the City of New York. (5)

     (32)(a) Form of Administrative Services Agreement by and among The United States Life Insurance Company in the City of New York and OppenheimerFunds, Inc. (12)

     (32)(b) Form of Amendment No. 4 to Administrative Services Agreement by and among The United States Life Insurance Company in the City of New York and OppenheimerFunds, Inc (To be filed by Amendment)

     (33)(a) Form of PIMCO Variable Insurance Trust Services Agreement by and between The United States Life Insurance Company in the City of New York and PIMCO Variable Insurance Trust. (5)

     (34)(a) Form of Marketing and Administrative Services Support Agreement by and between Putnam Retail Management Limited Partnership and The United States Life Insurance Company in the City of New York. (14)

     (35)(a) Form of Administrative Services Agreement by and between SunAmerica Asset Management Corp. and The United States Life Insurance Company in the City of New York. (11)

     (35)(b) Form of Amendment No. 3 to Administrative Services Agreement by and between SunAmerica Asset Management Corp. and The United States Life Insurance Company in the City of New York (To be filed by Amendment)

     (36)(a) Form of Administrative Services Agreement between The United States Life Insurance Company in the City of New York and Van Kampen Asset Management Inc., dated as of December 1, 1999. (12)

     (36)(b) Form of Amendment No. 4 to Administrative Services Agreement between The United States Life Insurance Company in the City of New York and Van Kampen Asset Management Inc. (To be filed by Amendment)

     (37)(a) Form of SEC Rule 22c-2 Information Sharing Agreement between AIM and The United States Life Insurance Company in the City of New York. (15)

     (38)(a) Form of SEC Rule 22c-2 Information Sharing Agreement between Alger and The United States Life Insurance Company in the City of New York. (15)

     (39)(a) Form of SEC Rule 22c-2 Information Sharing Agreement between American Century and The United States Life Insurance Company in the City of New York. (15)

     (40)(a) Form of SEC Rule 22c-2 Information Sharing Agreement between Credit Suisse and The United States Life Insurance Company in the City of New York. (15)

     (41)(a) Form of SEC Rule 22c-2 Information Sharing Agreement between Dreyfus and The United States Life Insurance Company in the City of New York. (15)

     (42)(a) Form of SEC Rule 22c-2 Information Sharing Agreement between Fidelity and The United States Life Insurance Company in the City of New York. (15)

     (43)(a) Form of SEC Rule 22c-2 Information Sharing Agreement between Franklin Templeton and The United States Life Insurance Company in the City of New York. (15)

     (44)(a) Form of SEC Rule 22c-2 Information Sharing Agreement between Janus and The United States Life Insurance Company in the City of New York. (15)

     (45)(a) Form of SEC Rule 22c-2 Information Sharing Agreement between JPMorgan Insurance Trust and The United States Life Insurance Company in the City of New York. (18)

     (46)(a) Form of SEC Rule 22c-2 Information Sharing Agreement between J.P. Morgan Series Trust II and The United States Life Insurance Company in the City of New York. (15)

     (47)(a) Form of SEC Rule 22c-2 Information Sharing Agreement between MFS and The United States Life Insurance Company in the City of New York. (15)

     (48)(a) Form of SEC Rule 22c-2 Information Sharing Agreement between Neuberger Berman and The United States Life Insurance Company in the City of New York. (15)

     (49)(a) Form of SEC Rule 22c-2 Information Sharing Agreement between Oppenheimer and The United States Life Insurance Company in the City of New York. (15)

     (50)(a) Form of SEC Rule 22c-2 Information Sharing Agreement between PIMCO and The United States Life Insurance Company in the City of New York. (15)

     (51)(a) Form of SEC Rule 22c-2 Information Sharing Agreement between Pioneer and The United States Life Insurance Company in the City of New York. (15)

     (52)(a) Form of SEC Rule 22c-2 Information Sharing Agreement between Putnam and The United States Life Insurance Company in the City of New York. (15)

     (53)(a) Form of SEC Rule 22c-2 Information Sharing Agreement between SunAmerica and The United States Life Insurance Company in the City of New York. (15)

     (54)(a) Form of SEC Rule 22c-2 Information Sharing Agreement between VALIC and The United States Life Insurance Company in the City of New York. (15)

     (55)(a) Form of SEC Rule 22c-2 Information Sharing Agreement between Van Kampen and The United States Life Insurance Company in the City of New York. (15)

     (56)(a) Form of SEC Rule 22c-2 Information Sharing Agreement between Vanguard and The United States Life Insurance Company in the City of New York. (15)

(i)  Administrative Contracts.

     (1) Form of Administrative Services Agreement by and between The United States Life Insurance Company in the City of New York and American General Life Companies, effective February 1, 2004. (13)

     (2)(a) Form of Service and Expense Agreement dated February 1, 1974, between American International Group, Inc. and various affiliate subsidiaries, including The United States Life Insurance Company in the City of New York. (14)

     (2)(b) Form of Addendum No. 1 to Service and Expense Agreement dated February 1, 1974, between American International Group, Inc. and various affiliate subsidiaries, including The United States Life Insurance Company in the City of New York, dated May 21, 1975. (14)

     (2)(c) Form of Addendum No. 2 to Service and Expense Agreement dated February 1, 1974, between American International Group, Inc. and various affiliate subsidiaries, including The United States Life Insurance Company in the City of New York, dated September 23, 1975.
            (14)

     (2)(d) Form of Addendum No. 24 to Service and Expense Agreement dated February 1, 1974, between American International Group, Inc. and various affiliate subsidiaries, including The United States Life Insurance Company in the City of New York, dated December 30, 1998.
            (14)

     (2)(e) Form of Addendum No. 28 to Service and Expense Agreement dated February 1, 1974, among American International Group, Inc. and various affiliate subsidiaries, including The United States Life Insurance Company in the City of New York and American General Life Companies, effective January 1, 2002. (14)

     (2)(f) Form of Addendum No. 32 to Service and Expense Agreement dated February 1, 1974, among American International Group, Inc. and various affiliate subsidiaries, including The United States Life Insurance Company in the City of New York, American General Life Companies, LLC and American General Equity Services Corporation, effective May 1, 2004. (14)

     (2)(g) Form of Addendum No. 34 to Service and Expense Agreement dated February 1, 1974, among American International Group, Inc. and various affiliate subsidiaries, including The United States Life Insurance Company in the City of New York, American General Life Companies, LLC and American General Equity Services Corporation, effective September 1, 2003. (14)

     (2)(h) Form of Letter of Understanding between The United States Life Insurance Company in the City of New York and American International Group, Inc. Re: Service and Expense Agreement dated February 1, 1974, among American International Group, Inc. and various affiliate subsidiaries, including The United States Life Insurance Company in the City of New York, effective September 1, 2003. (14)

(j)  Other Material Contracts.

     (1) General Guarantee Agreement from American Home Assurance Company on behalf of The United States Life Insurance Company in the City of New York. (To be filed by Amendment)

(k)  Legal Opinion.

     (1) Opinion and Consent of Lauren W. Jones, Esq., Chief Counsel of American General Life Companies, LLC. (To be filed by Amendment)

     (2) Opinion and Consent of Sullivan & Cromwell LLP, Counsel to American Home Assurance Company. (To be filed by Amendment)

(l)  Actuarial Opinion.

     (1) Opinion and Consent of The United States Life Insurance Company in the City of New York's actuary. (To be filed by Amendment)

(m)  Calculation. None

(n)  Other Opinions.

     (1) Consent of Independent Registered Public Accounting Firm, PricewaterhouseCoopers LLP. (To be filed by Amendment)

(o)  Omitted Financial Statements. None

(p)  Initial Capital Agreements. None

(q)  Redeemability Exemption.

     (1) Description of The United States Life Insurance Company in the City of New York's Issuance, Transfer and Redemption Procedures for Variable Universal Life Insurance Policies Pursuant to Rule 6e-3(T)(b)(12)(iii) under the Investment Company Act of 1940 as of May 1, 2007. (15)

(r)  Powers of Attorney.

     (1) Power of Attorney with respect to Registration Statements and Amendments thereto signed by the directors and, where applicable, officers of American Home Assurance Company. (To be filed by Amendment)
---------------------------------------

(1) Incorporated by reference to Post-Effective Amendment No. 1 to Form N-6 Registration Statement (File No. 333-105246) of The United States Life Insurance Company in the City of New York Separate Account USL VL-R filed on May 3, 2004.

(2) Incorporated by reference to Pre-Effective Amendment No. 1 of Form N-4 Registration Statement (File No. 333-63673) of The United States Life Insurance Company in the City of New York Separate Account USL VA-R filed on May 26, 1999.

(3) Incorporated by reference to initial filing of Form S-6 Registration Statement (File No. 333-79471) of The United States Life Insurance Company in the City of New York Separate Account USL VL-R filed on May 27, 1999.

(4) Incorporated by reference to Pre-Effective Amendment No. 1 of Form S-6 Registration Statement (File No. 333-79471) of The United States Life Insurance Company in the City of New York Separate Account USL VL-R filed on November 5, 1999.

(5) Incorporated by reference to Post-Effective Amendment No. 2 of Form S-6 Registration Statement (File No. 333-79471) of The United States Life Insurance Company in the City of New York Separate Account USL VL-R filed on October 20, 2000.

(6) Incorporated by reference to Post-Effective Amendment No. 1 of Form N-6 Registration Statement (File No. 333-57062) of The United States Life Insurance Company in the City of New York Separate Account USL VL-R filed on February 18, 2003.

(7) Incorporated by reference to Pre-Effective Amendment No. 1 of Form S-6 Registration Statement (File No. 333-57062) of The United States Life Insurance Company in the City of New York Separate Account USL VL-R filed on October 26, 2001.

(8) Incorporated by reference to Pre-Effective Amendment No. 1 to Form N-4 Registration Statement (File No. 333-109499) of The United States Life Insurance Company in the City of New York Separate Account USL VA-R filed on December 18, 2003.

(9) Incorporated by reference to Post-Effective Amendment No. 1 of Form S-6 Registration Statement (File No. 333-57062) of The United States Life Insurance Company in the City of New York Separate Account USL VL-R filed on December 4, 2001.

(10) Incorporated by reference to Post-Effective Amendment No. 4 of Form N-6 Registration Statement (File No. 333-57062) of The United States Life Insurance Company in the City of New York Separate Account USL VL-R filed on April 29, 2003.

(11) Incorporated by reference to Pre-Effective Amendment No. 1 to Form N-6 Registration Statement (File No. 333-105762) of The United States Life Insurance Company in the City of New York Separate Account USL VL-R filed on June 16, 2004.

(12) Incorporated by reference to initial filing of Form N-6 Registration Statement (File No. 333-105246) of The United States Life Insurance Company in the City of New York Separate Account USL VL-R filed on September 5, 2003.

(13) Incorporated by reference to Post-Effective Amendment No. 1 to Form N-6 Registration Statement (File No. 333-105762) of The United States Life Insurance Company in the City of New York Separate Account USL VL-R filed on May 2, 2005.

(14) Incorporated by reference to Post-Effective Amendment No. 4 to Form N-6 Registration Statement (File No. 333-105762) of The United States Life Insurance Company in the City of New York Separate Account USL VL-R filed on May 1, 2006.

(15) Incorporated by reference to Post-Effective Amendment No. 7 to Form N-6 Registration Statement (File No. 333-105246) of The United States Life Insurance Company in the City of New York Separate Account USL VL-R filed on May 1, 2007.

(16) Incorporated by reference to Pre-Effective Amendment No. 1 to Form N-6 Registration Statement (File No. 333-137941) of The United States Life Insurance Company in the City of New York Separate Account USL VL-R filed on May 1, 2007.

(17) Incorporated by reference to Post-Effective Amendment No. 8 to Form N-6 Registration Statement (File No. 333-105246) of The United States Life Insurance Company in the City of New York Separate Account USL VL-R filed on April 30, 2008.

(18) Incorporated by reference to Pre-Effective Amendment No. 1 to Form N-6 Registration Statement (File No. 333-149403) of The United States Life Insurance Company in the City of New York Separate Account USL VL-R filed on May 22, 2008.

Item 27. Directors and Officers of the Depositor

                              Positions and Offices with Depositor
     Name and Principal       The United States Life Insurance Company in the
      Business Address        City of New York
---------------------------   --------------------------------------------------
Rodney O. Martin, Jr.         Director and Chairman of the Board of Directors
2929 Allen Parkway
Houston, TX 77019

M. Bernard Aidinoff           Director
Sullivan and Cromwell
125 Broad Street
New York, NY 10004

                              Positions and Offices with Depositor
     Name and Principal       The United States Life Insurance Company in the
      Business Address        City of New York
---------------------------   --------------------------------------------------
David R. Armstrong            Director, President-AIG Benefit Solutions Profit
3600 Route 66                 Center and Chief Executive Officer-AIG Benefit
Neptune, NJ 07754             Solutions Profit Center

Patrick J. Foley              Director
569 N. Country Club Dr.
Lake Worth, FL 33462

Mary Jane B. Fortin           Director, Chief Financial Officer and Executive
2929 Allen Parkway            Vice President
Houston, TX 77019

James A. Galli                Director, Senior Vice President and
70 Pine Street                Chief Business Development Officer
New York, NY 10270

Cecil C. Gamwell III          Director
419 West Beach Road
Charlestown, RI 02813

Jack R. Harnes                Director
70 Pine Street
New York, NY 10270

David L. Herzog               Director
70 Pine Street
New York, NY 10270

Richard A. Hollar             Director, President-Life Profit Center and Chief
2929 Allen Parkway            Executive Officer-Life Profit Center
Houston, TX 77019

John I. Howell                Director
Indian Rock Corporation
263 Glenville Rd, 2nd Floor
Greenwich, CT 06831

David W. O'Leary              Director, President-Specialty Markets Group and
2929 Allen Parkway            Chief Executive Officer-Specialty Markets Group
Houston, TX  77019

                              Positions and Offices with Depositor
     Name and Principal       The United States Life Insurance Company in the
      Business Address        City of New York
---------------------------   --------------------------------------------------
Gary D. Reddick               Director and Executive Vice President
2929 Allen Parkway
Houston, TX 77019

Christopher J. Swift          Director
2929 Allen Parkway
Houston, TX 77019

Matthew Winter                Director, President and Chief Executive Officer
2929 Allen Parkway
Houston, TX 77019

John Gatesman                 President - Affluent and Corporate Markets Group
2727-A Allen Parkway
Houston, TX 77019

Royce G. Imhoff, II           President-Independent Distribution
2929 Allen Parkway
Houston, TX 77019

Dennis Roberts                President-Independent Agency Group
2929 Allen Parkway
Houston, Texas 77019

Richard C. Schuettner         President-AIG Life Brokerage Profit Center
750 West Virginia Street
Milwaukee, WI 53204

Durr Sexton                   President-Annuity Profit Center
2929 Allen Parkway
Houston, TX 77019

Robert E. Steele              President-Structured Settlements
205 E. 10th Avenue
Amarillo, TX 79101

Don Ward                      President-Financial Institution Marketing Group
2929 Allen Parkway
Houston, TX  77019

                              Positions and Offices with Depositor
     Name and Principal       The United States Life Insurance Company in the
      Business Address        City of New York
---------------------------   --------------------------------------------------
Jeffrey H. Carlson            Executive Vice President and Chief Information
2929 Allen Parkway            Officer
Houston, TX 77019

Rodney N. Hook                Executive Vice President and Chief Risk
3600 Route 66                 Officer-AIG Benefit Solutions Profit Center
Neptune, NJ  07754

Kyle L. Jennings              Executive Vice President and General Counsel
2929 Allen Parkway
Houston, TX 77019

Gary Parker                   Executive Vice President and Chief Product Officer
2929 Allen Parkway
Houston, TX  77019

Dan E. Trudan                 Executive Vice President and Chief Operations
2929 Allen Parkway            Officer
Houston, TX 77019

Steven D. Anderson            Senior Vice President and Chief Financial
2929 Allen Parkway            Officer-Life Profit Center
Houston, TX 77019

Erik A. Baden                 Senior Vice President, Strategic Marketing and
2929 Allen Parkway            Business Development
Houston, TX 77019

Wayne A. Barnard              Senior Vice President and Illustration Actuary
2929 Allen Parkway
Houston, TX 77019

Robert M. Beuerlein           Senior Vice President and Chief and Appointed
2727-A Allen Parkway          Actuary
Houston, TX 77019

Patricia A. Bosi              Senior Vice President
3600 Route 66
Neptune, NJ 07754

                              Positions and Offices with Depositor
     Name and Principal       The United States Life Insurance Company in the
      Business Address        City of New York
---------------------------   --------------------------------------------------
Don Cummings                  Senior Vice President and Chief Accounting Officer
2727-A Allen Parkway
Houston, TX 77019

Robert M. Goldbloom           Senior Vice President-Terminal Funding, Annuities
70 Pine Street
New York, NY 10270

William F. Guterding          Senior Vice President and Chief Underwriting
70 Pine Street                Officer
New York, NY 10270

Robert F. Herbert, Jr.        Senior Vice President
2727-A Allen Parkway
Houston, TX 77019

Althea R. Johnson             Senior Vice President
2727 Allen Parkway
Houston, TX 77019

Glen D. Keller                Senior Vice President
2727-A Allen Parkway
Houston, TX 77019

Frank A. Kophamel             Senior Vice President
2727-A Allen Parkway
Houston, TX 77019

Simon J. Leech                Senior Vice President
2727-A Allen Parkway
Houston, TX 77019

Mark R. McGuire               Senior Vice President
2727 Allen Parkway
Houston, TX 77019

Laura W. Milazzo              Senior Vice President
2727-A Allen Parkway
Houston, TX 77019

                              Positions and Offices with Depositor
     Name and Principal       The United States Life Insurance Company in the
      Business Address        City of New York
---------------------------   --------------------------------------------------
Lawrence J. O'Brien           Senior Vice President, Chief Marketing
2929 Allen Parkway            Officer-Independent Agency Group
Houston, TX  77019

William J. Packer             Senior Vice President
3600 Route 66
Neptune, NJ 07754

Barry Pelletteri              Senior Vice President
3600 Route 66
Neptune, NJ 07754

John W. Penko                 Senior Vice President
2727-A Allen Parkway
Houston, TX 77019

Michael W. Witwer             Senior Vice President
3600 Route 66
Neptune, NJ 07754

Frederic R. Yopps             Senior Vice President
750 W. Virginia Street
Milwaukee, WI 53204

Edward F. Bacon               Vice President
2727-A Allen Parkway
Houston, TX 77019

Joan M. Bartel                Vice President
2727-A Allen Parkway
Houston, TX 77019

Walter E. Bednarski           Vice President, Treasurer and Controller
3600 Route 66
Neptune, NJ 07754

Michael B. Boesen             Vice President
2727-A Allen Parkway
Houston, TX 77019

                              Positions and Offices with Depositor
     Name and Principal       The United States Life Insurance Company in the
      Business Address        City of New York
---------------------------   --------------------------------------------------
Timothy H. Bolden             Vice President and Chief Compliance Officer
2727-A Allen Parkway
Houston, TX 77019

Mark Bolding                  Vice President
2727 Allen Parkway
Houston, TX 77019

David R. Brady                Vice President
70 Pine Street
New York, NY 10270

Stephen J. Brenneman          Vice President
1 ALICO Plaza
600 King Street
Wilmington, DE 19801

Robert W. Busby               Vice President and Actuary
3600 Route 66
Neptune, NJ 07754-1580

David W. Butterfield          Vice President
3600 Route 66
Neptune, NJ 07754

Mark E. Childs                Vice President
2727-A Allen Parkway
Houston, TX 77019

Shari Ciapka                  Vice President
3600 Route 66
Neptune, NJ 07754

James Cortiglia               Vice President
3600 Route 66
Neptune, NJ 07754

Joseph Diaz, Jr.              Vice President
70 Pine Street
New York, NY 10270

                              Positions and Offices with Depositor
     Name and Principal       The United States Life Insurance Company in the
      Business Address        City of New York
---------------------------   --------------------------------------------------
Carolyn DiPalma               Vice President
3600 Route 66
Neptune, NJ 07754

Steven A. Dmytrack            Vice President
2929 Allen Parkway
Houston, TX 77019

Douglas M. Donnenfield        Vice President
750 West Virginia Street
Milwaukee, WI 53204

Donna F. Fahey                Vice President
3600 Route 66
Neptune, NJ 07754

Farideh N. Farrokhi           Vice President and Assistant Secretary
2727-A Allen Parkway
Houston, TX 77019

Kevin P. Fitzpatrick          Vice President and Real Estate Investment Officer
70 Pine Street
New York, NY 10270

Richard L. Gravette           Vice President and Assistant Treasurer
2727-A Allen Parkway
Houston, TX 77019

Kenneth J. Griesemer          Vice President
3051 Hollis Drive
Springfield, IL 62704

Joel H. Hammer                Vice President
70 Pine Street
New York, NY 10270

Keith C. Honig                Vice President
1999 Avenue of the Stars
Los Angeles, CA 90067

Stephen D. Howard             Vice President
2727-A Allen Parkway
Houston, TX 77019

                              Positions and Offices with Depositor
     Name and Principal       The United States Life Insurance Company in the
      Business Address        City of New York
---------------------------   --------------------------------------------------
Janna M. Hubble               Vice President
2000 American General
Center
Nashville, TN 37250-0001

Donald E. Huffner             Vice President and Real Estate Investment Officer
70 Pine Street
New York, NY 10270

Karen M. Isaacs               Vice President
3600 Route 66
Neptune, NJ 07754

Sharla A. Jackson             Vice President
205 E. 10th Avenue
Amarillo, TX 79101

Wesley Jarvis                 Vice President
3600 Route 66
Neptune, NJ 07754

Mark R. McGuire               Vice President
2727 Allen Parkway
Houston, TX 77019

Randy J. Marash               Vice President
3600 Route 66
Neptune, NJ 07754

David S. Martin               Vice President
2929 Allen Parkway
Houston, TX 77019

W. Larry Mask                 Vice President, Real Estate Investment Officer
2929 Allen Parkway            and Assistant Secretary
Houston, TX 77019

Beverly A. Meyer              Vice President
750 West Virginia Street
Milwaukee, WI 53204

                              Positions and Offices with Depositor
     Name and Principal       The United States Life Insurance Company in the
      Business Address        City of New York
---------------------------   --------------------------------------------------
Deanna D. Osmonson            Vice President and Chief Privacy Officer
2727-A Allen Parkway
Houston, TX 77019

Rembert R. Owen, Jr.          Vice President, Real Estate Investment Officer and
2929 Allen Parkway            Assistant Secretary
Houston, TX 77019

Andrew J. Rasey               Vice President
2727 Allen Parkway
Houston, TX 77019

Walter J. Rudecki, Jr.        Vice President
2929 Allen Parkway
Houston, TX 77019

Dale W. Sachtleben            Vice President
3051 Hollis Drive
Springfield, IL 62704

Imad A. Salman                Vice President
3600 Route 66
Neptune, NJ 07754

Edward M. Schmauder           Vice President
3600 Route 66
Neptune, NJ 07754

Richard W. Scott              Vice President and Chief Investment Officer
70 Pine Street
New York, NY 10270

Michael Sibley                Vice President
Walnut Glen Tower
8144 Walnut Hill Lane
Dallas, TXs 75231

Brian Smith                   Vice President, Finance
3600 Route 66
Neptune, NJ 07754

                              Positions and Offices with Depositor
     Name and Principal       The United States Life Insurance Company in the
      Business Address        City of New York
---------------------------   --------------------------------------------------
T. Clay Spires                Vice President and Tax Officer
2727-A Allen Parkway
Houston, TX 77019

Dale Stewart                  Vice President and General Auditor
2727-A Allen Parkway
Houston, TX  77019

Richard P. Vegh               Vice President
3600 Route 66
Neptune, NJ 07754

Ronald Williams               Vice President
3600 Route 66
Neptune, NJ 07754

Elizabeth M. Tuck             Secretary
70 Pine Street
New York, NY 10270

Lauren W. Jones               Assistant Secretary
2929 Allen Parkway
Houston, TX 77019

Item 28. Persons Controlled by or Under Common Control with the Depositor or the Registrant

The Depositor is an indirect wholly-owned subsidiary of American International Group, Inc. ("AIG"). See footnotes to table below at end of Item 28. Table of subsidiaries of AIG can be found as Exhibit 21 in Form 10-K, SEC file Number 001-08787, accession number 0000950123-08-002280, filed February 28, 2008.

                               Subsidiaries of AIG

                                                                                              Percentage
                                                                                               of Voting
                                                                                              Securities
                                                                           Jurisdiction of       held by
                                                                             Incorporation     Immediate
As of December 31, 2007                                                    or Organization   Parent/(1)/
------------------------------------------------------------------------   ---------------   -----------
American International Group, Inc./(2)/                                           Delaware         /(3)/
   AIG Capital Corporation                                                        Delaware           100
      AIG Capital India Private Limited                                              India    99.99/(4)/

                               Subsidiaries of AIG

                                                                                              Percentage
                                                                                               of Voting
                                                                                              Securities
                                                                           Jurisdiction of       held by
                                                                             Incorporation     Immediate
As of December 31, 2007                                                    or Organization   Parent/(1)/
------------------------------------------------------------------------   ---------------   -----------
         AIG Global Asset Management Company (India) Private Limited                 India       99/(5)/
      AIG Consumer Finance Group, Inc.                                            Delaware           100
         AIG Bank Polska S.A.                                                       Poland         99.92
         AIG Credit SA                                                              Poland           100
         Compania Financiera Argentina S.A.                                      Argentina           100
      AIG Credit Corp.                                                            Delaware           100
         A.I. Credit Consumer Discount Company                                Pennsylvania           100
         A.I. Credit Corp.                                                   New Hampshire           100
         AICCO, Inc.                                                              Delaware           100
         AICCO, Inc.                                                            California           100
         AIG Credit Corp. of Canada                                                 Canada           100
         Imperial Premium Funding, Inc.                                           Delaware           100
      AIG Equipment Finance Holdings, Inc.                                        Delaware           100
         AIG Commercial Equipment Finance, Inc.                                   Delaware           100
            AIG Commercial Equipment Finance Company, Canada                        Canada           100
         AIG Rail Services, Inc.                                                  Delaware           100
      AIG Finance Holdings, Inc.                                                  New York           100
         AIG Finance (Hong Kong) Limited                                         Hong Kong           100
      American General Finance, Inc.                                               Indiana           100
         American General Auto Finance, Inc.                                      Delaware           100
         American General Finance Corporation                                      Indiana           100
            Merit Life Insurance Co.                                               Indiana           100
            MorEquity, Inc.                                                         Nevada           100
               Wilmington Finance, Inc.                                           Delaware           100
            Ocean Finance and Mortgages Limited                                    England           100
            Yosemite Insurance Company                                             Indiana           100
               CommoLoCo, Inc.                                                 Puerto Rico           100
      American General Financial Services of Alabama, Inc.                        Delaware           100
      AIG Global Asset Management Holdings Corp.                                  Delaware           100
         AIG Asset Management Services, Inc.                                      Delaware           100
         AIG Capital Partners, Inc.                                               Delaware           100
         AIG Equity Sales Corp.                                                   New York           100
         AIG Global Investment Corp.                                            New Jersey           100
         AIG Global Real Estate Investment Corp.                                  Delaware           100
         AIG Securities Lending Corp.                                             Delaware           100
         Brazos Capital Management, L.P.                                          Delaware           100
      International Lease Finance Corporation                                   California    67.23/(6)/
   AIG Egypt Insurance Company S.A.E.                                                Egypt    90.05/(7)/
   AIG Federal Savings Bank                                                            USA           100
   AIG Financial Advisor Services, Inc.                                           Delaware           100
      AIG Global Investment (Luxembourg) S.A.                                   Luxembourg           100
   AIG Financial Products Corp.                                                   Delaware           100
      AIG Matched Funding Corp.                                                   Delaware           100
      Banque AIG                                                                    France       90/(8)/
   AIG Funding, Inc.                                                              Delaware           100

                               Subsidiaries of AIG

                                                                                              Percentage
                                                                                               of Voting
                                                                                              Securities
                                                                           Jurisdiction of       held by
                                                                             Incorporation     Immediate
As of December 31, 2007                                                    or Organization   Parent/(1)/
------------------------------------------------------------------------   ---------------   -----------
   AIG Global Trade & Political Risk Insurance Company                          New Jersey           100
   AIG Israel Insurance Company Ltd.                                                Israel         50.01
   AIG Kazakhstan Insurance Company                                             Kazakhstan            60
AIG Life Holdings (International) LLC                                             Delaware           100
      AIG Star Life Insurance Co., Ltd.                                              Japan           100
      American International Reinsurance Company, Ltd.                             Bermuda           100
         AIG Edison Life Insurance Company                                           Japan       90/(9)/
         American International Assurance Company, Limited                       Hong Kong           100
         American International Assurance Company (Australia) Limited            Australia           100
         American International Assurance Company (Bermuda) Limited                Bermuda           100
            American International Assurance Co. (Vietnam) Limited                 Vietnam           100
            Tata AIG Life Insurance Company Limited                                  India            26
         Nan Shan Life Insurance Company, Ltd.                                      Taiwan         95.27
AIG Life Holdings (US), Inc.                                                         Texas           100
      AGC Life Insurance Company                                                  Missouri           100
         AIG Annuity Insurance Company                                               Texas           100
         AIG Life Holdings (Canada), ULC                                            Canada           100
            AIG Assurance Canada                                                    Canada           100
            AIG Life Insurance Company of Canada                                    Canada           100
         AIG Life of Bermuda, Ltd.                                                 Bermuda           100
         AIG Life Insurance Company                                               Delaware           100
         American General Life and Accident Insurance Company                    Tennessee           100
            Volunteer Vermont Holdings, LLC                                        Vermont           100
               Volunteer Vermont Reinsurance Company                               Vermont           100
         American General Life Insurance Company                                     Texas           100
            AIG Enterprise Services, LLC                                          Delaware           100
            American General Annuity Service Corporation                             Texas           100
            American General Life Companies, LLC                                  Delaware           100
            The Variable Annuity Life Insurance Company                              Texas           100
               AIG Retirement Services Company                                       Texas           100
         American International Life Assurance Company of New York                New York           100
         American General Bancassurance Services, Inc.                            Illinois           100
         American General Property Insurance Company                             Tennessee   51.85/(10)/
            American General Property Insurance Company of Florida                 Florida           100
      The United States Life Insurance Company in the City of New York            New York           100
American General Assurance Company                                                Illinois           100
      American General Indemnity Company                                          Illinois           100
      American General Investment Management Corporation                          Delaware           100
      American General Realty Investment Corporation                                 Texas           100
      Knickerbocker Corporation                                                      Texas           100
AIG Life Insurance Company of Puerto Rico                                      Puerto Rico           100
AIG Life Insurance Company (Switzerland) Ltd.                                  Switzerland           100
AIG Liquidity Corp.                                                               Delaware           100
AIG Privat Bank AG                                                             Switzerland           100
AIG Property Casualty Group, Inc.                                                 Delaware           100

                               Subsidiaries of AIG

                                                                                              Percentage
                                                                                               of Voting
                                                                                              Securities
                                                                           Jurisdiction of       held by
                                                                             Incorporation     Immediate
As of December 31, 2007                                                    or Organization   Parent/(1)/
------------------------------------------------------------------------   ---------------   -----------
   AIG Commercial Insurance Group, Inc.                                           Delaware           100
      AIG Aviation, Inc.                                                           Georgia           100
      AIG Casualty Company                                                    Pennsylvania           100
      AIG Risk Management, Inc.                                                   New York           100
      AIU Insurance Company                                                       New York      52/(11)/
         AIG General Insurance Company China Limited                                 China           100
         AIG General Insurance (Taiwan) Co., Ltd.                                   Taiwan           100
      American Home Assurance Company                                             New York           100
         AIG General Insurance (Malaysia) Berhad                                  Malaysia           100
         AIG Hawaii Insurance Company, Inc.                                         Hawaii           100
            American Pacific Insurance Company, Inc.                                Hawaii           100
         American International Realty Corp.                                      Delaware    31.5/(12)/
         Pine Street Real Estate Holdings Corp.                              New Hampshire   31.47/(13)/
         Transatlantic Holdings, Inc.                                             Delaware   33.24/(14)/
            Transatlantic Reinsurance Company                                     New York           100
            Putnam Reinsurance Company                                            New York           100
            Trans Re Zurich                                                    Switzerland           100
      American International Surplus Lines Agency, Inc.                         New Jersey           100
      Audubon Insurance Company                                                  Louisiana           100
         Agency Management Corporation                                           Louisiana           100
            The Gulf Agency, Inc.                                                  Alabama           100
         Audubon Indemnity Company                                             Mississippi           100
      Commerce and Industry Insurance Company                                     New York           100
         American International Insurance Company                                 New York      50/(15)/
            AIG Advantage Insurance Company                                      Minnesota           100
            American International Insurance Company of California, Inc.        California           100
            American International Insurance Company of New Jersey              New Jersey           100
      Commerce and Industry Insurance Company of Canada                             Canada           100
      The Insurance Company of the State of Pennsylvania                      Pennsylvania           100
      Landmark Insurance Company                                                California           100
      National Union Fire Insurance Company of Pittsburgh, Pa                 Pennsylvania           100
         AIG Domestic Claims, Inc.                                                Delaware           100
         American International Specialty Lines Insurance Company                 Illinois      70/(16)/
         Lexington Insurance Company                                              Delaware      70/(17)/
            AIG Centennial Insurance Company                                  Pennsylvania           100
            AIG Auto Insurance Company of New Jersey                            New Jersey           100
            AIG Preferred Insurance Company                                   Pennsylvania           100
            AIG Premier Insurance Company                                     Pennsylvania           100
            AIG Indemnity Insurance Company                                   Pennsylvania           100
            JI Accident & Fire Insurance Company, Ltd.                               Japan            50
         National Union Fire Insurance Company of Louisiana                      Louisiana           100
         National Union Fire Insurance Company of Vermont                          Vermont           100
         21st Century Insurance Group                                             Delaware      32/(18)/
            21st Century Casualty Company                                       California           100
            21st Century Insurance Company                                      California           100

                               Subsidiaries of AIG

                                                                                              Percentage
                                                                                               of Voting
                                                                                              Securities
                                                                           Jurisdiction of       held by
                                                                             Incorporation     Immediate
As of December 31, 2007                                                    or Organization   Parent/(1)/
------------------------------------------------------------------------   ---------------   -----------
            21st Century Insurance Company of the Southwest                          Texas           100
         AIG Excess Liability Insurance Company Ltd.                              Delaware           100
            AIG Excess Liability Insurance International Limited                   Ireland           100
      New Hampshire Insurance Company                                         Pennsylvania           100
         AI Network Corporation                                                   Delaware           100
         AIG Europe, S.A.                                                           France   70.48/(19)/
         American International Pacific Insurance Company                         Colorado           100
         American International South Insurance Company                       Pennsylvania           100
         Granite State Insurance Company                                      Pennsylvania           100
         Illinois National Insurance Co.                                          Illinois           100
         New Hampshire Indemnity Company, Inc.                                Pennsylvania           100
            AIG National Insurance Company, Inc.                                  New York           100
         New Hampshire Insurance Services, Inc.                              New Hampshire           100
      Risk Specialists Companies, Inc.                                            Delaware           100
      HSB Group, Inc.                                                             Delaware           100
      The Hartford Steam Boiler Inspection and Insurance Company               Connecticut           100
      The Hartford Steam Boiler Inspection and Insurance Company of
      Connecticut                                                              Connecticut           100
      HSB Engineering Insurance Limited                                            England           100
         The Boiler Inspection and Insurance Company of Canada                      Canada           100
      United Guaranty Corporation                                           North Carolina   36.31/(20)/
      A.I.G. Mortgage Holdings Israel, Ltd.                                         Israel         87.32
         E.M.I. - Ezer Mortgage Insurance Company, Ltd.                             Israel           100
      AIG United Guaranty Agenzia Di Assirazione S.R.L                               Italy           100
      AIG United Guaranty Insurance (Asia) Limited                               Hong Kong           100
      AIG United Guaranty Mexico, S.A.                                              Mexico           100
      AIG United Guaranty Mortgage Insurance Company Canada                         Canada           100
      AIG United Guaranty Re, Ltd.                                                 Ireland           100
      United Guaranty Insurance Company                                     North Carolina           100
      United Guaranty Mortgage Insurance Company                            North Carolina           100
      United Guaranty Mortgage Insurance Company of North Carolina          North Carolina           100
      United Guaranty Partners Insurance Company                                   Vermont           100
      United Guaranty Residential Insurance Company                         North Carolina   75.03/(21)/
         United Guaranty Credit Insurance Company                           North Carolina           100
         United Guaranty Commercial Insurance Company of North
         Carolina                                                           North Carolina           100
         United Guaranty Mortgage Indemnity Company                         North Carolina           100
      United Guaranty Residential Insurance Company of North Carolina       North Carolina           100
      United Guaranty Services, Inc.                                        North Carolina           100
      AIG Marketing, Inc.                                                         Delaware           100
      American International Insurance Company of Delaware                        Delaware           100
   Hawaii Insurance Consultants, Ltd.                                               Hawaii           100
      AIG Retirement Services, Inc.                                               Delaware           100
      SunAmerica Life Insurance Company                                            Arizona           100
      SunAmerica Investments, Inc.                                                 Georgia      70/(22)/

                               Subsidiaries of AIG

                                                                                              Percentage
                                                                                               of Voting
                                                                                              Securities
                                                                           Jurisdiction of       held by
                                                                             Incorporation     Immediate
As of December 31, 2007                                                    or Organization   Parent/(1)/
------------------------------------------------------------------------   ---------------   -----------
         AIG Advisor Group, Inc.                                                  Maryland           100
            AIG Financial Advisors, Inc.                                          Delaware           100
            Advantage Capital Corporation                                         New York           100
            American General Securities Incorporated                                 Texas           100
            FSC Securities Corporation                                            Delaware           100
            Royal Alliance Associates, Inc.                                       Delaware           100
         AIG SunAmerica Life Assurance Company                                     Arizona           100
            AIG SunAmerica Asset Management Corp.                                 Delaware           100
               AIG SunAmerica Capital Services, Inc.                              Delaware           100
         First SunAmerica Life Insurance Company                                  New York           100
         AIG Global Services, Inc.                                           New Hampshire           100
         AIG Trading Group Inc.                                                   Delaware           100
         AIG International Inc.                                                   Delaware           100
         AIU Holdings LLC                                                         Delaware           100
         AIG Central Europe & CIS Insurance Holdings Corporation                  Delaware           100
         AIG Bulgaria Insurance and Reinsurance Company EAD                       Bulgaria           100
         AIG Czech Republic pojistovna, a.s.                                Czech Republic           100
         AIG Memsa Holdings, Inc.                                                 Delaware           100
         AIG Hayleys Investment Holdings (Private) Ltd.                          Sri Lanka            80
            Hayleys AIG Insurance Company Limited                                Sri Lanka           100
         AIG Iraq, Inc.                                                           Delaware           100
         AIG Lebanon S.A.L.                                                        Lebanon           100
         AIG Libya, Inc.                                                          Delaware           100
         AIG Sigorta A.S.                                                           Turkey           100
         Tata AIG General Insurance Company Limited                                  India            26
         AIU Africa Holdings, Inc.                                                Delaware           100
         AIG Kenya Insurance Company Limited                                         Kenya         66.67
         AIU North America, Inc.                                                  New York           100
         American International Underwriters Corporation                          New York           100
   American International Underwriters Overseas, Ltd.                              Bermuda           100
      A.I.G. Colombia Seguros Generales S.A.                                      Colombia      94/(23)/
      AIG Brasil Companhia de Seguros S.A.                                          Brazil            50
      AIG Europe (Ireland) Limited                                                 Ireland           100
      AIG General Insurance (Thailand) Ltd.                                       Thailand           100
      AIG General Insurance (Vietnam) Company Limited                              Vietnam           100
      AIG MEMSA Insurance Company Limited                                      United Arab
                                                                                  Emirates           100
      AIG UK Holdings Limited                                                      England    82.8/(24)/
         AIG Germany Holding GmbH                                                  Germany           100
            Wurttembergische und Badische Versicherungs-AG                         Germany           100
               DARAG Deutsche Versicherungs-und
               Ruckversicherungs-Aktiengesellschaft                                Germany           100
         AIG UK Financing Limited                                                  England           100
            AIG UK Sub Holdings Limited                                            England           100
               AIG UK Limited                                                      England           100

                               Subsidiaries of AIG

                                                                                              Percentage
                                                                                               of Voting
                                                                                              Securities
                                                                           Jurisdiction of       held by
                                                                             Incorporation     Immediate
As of December 31, 2007                                                    or Organization   Parent/(1)/
------------------------------------------------------------------------   ---------------   -----------
         AIG UK Services Limited                                                   England           100
      AIG Takaful - Enaya B.S.C.                                                   Bahrain           100
      American International Insurance Company of Puerto Rico                  Puerto Rico           100
      Arabian American Insurance Company (Bahrain) E.C.                            Bahrain           100
      La Meridional Compania Argentina de Seguros S.A.                           Argentina           100
      La Seguridad de Centroamerica Compania de Seguros S.A.                     Guatemala           100
      Richmond Insurance Company Limited                                           Bermuda           100
      Underwriters Adjustment Company, Inc.                                         Panama           100
   American Life Insurance Company                                                Delaware           100
      AIG Life Bulgaria Zhivotozastrahovatelna Druzhestvo .A.D.                   Bulgaria           100
      ALICO, S.A.                                                                   France           100
      First American Polish Life Insurance and Reinsurance Company, S.A.            Poland           100
      Inversiones Interamericana S.A.                                                Chile         99.99
      Pharaonic American Life Insurance Company                                      Egypt   74.87/(25)/
      Unibanco AIG Seguros S.A.                                                     Brazil   46.06/(26)/
   American Security Life Insurance Company, Ltd.                             Lichtenstein           100
   Delaware American Life Insurance Company                                       Delaware           100
   Mt. Mansfield Company, Inc.                                                     Vermont           100
   The Philippine American Life and General Insurance Company                  Philippines         99.78
      Pacific Union Assurance Company                                           California           100
      Philam Equitable Life Assurance Company, Inc.                            Philippines            95
      Philam Insurance Company, Inc.                                           Philippines           100


----------
/(1)/  Percentages include directors' qualifying shares.

/(2)/ All subsidiaries listed are consolidated in the financial statements of AIG as filed in its Form 10-K on February 28, 2008. Certain subsidiaries have been omitted from the tabulation. The omitted subsidiaries, when considered in the aggregate as a single subsidiary, do not constitute a significant subsidiary.

/(3)/ The common stock is owned approximately 14.1 percent by C.V. Starr & Co., Inc., Edward E. Matthews, Maurice R. and Corinne P. Greenberg Joint Tenancy Company, LLC, Starr International Company, Inc., The Maurice R. Greenberg and Corinne P. Greenberg Family Foundation, Inc. and the Universal Foundation, Inc.

/(4)/  Also owned 0.01 percent by AIG Global Investment Corp.

/(5)/  Also owned 1 percent by AIG Capital Corporation.

/(6)/ Also owned 32.77 percent by National Union Fire Insurance Company of Pittsburgh, Pa.

/(7)/  Also owned 4.69 percent by AIG Memsa Holdings, Inc.

/(8)/  Also owned 10 percent by AIG Matched Funding Corp.

/(9)/  Also owned 10 percent by a subsidiary of American Life Insurance Company.

/(10)/ Also owned 48.15 percent by American General Life and Accident Insurance
       Company.

/(11)/ Also owned 8 percent by The Insurance Company of the State of
       Pennsylvania, 32 percent by National Union Fire Insurance Company of the Pittsburgh, Pa., and 8 percent by AIG Casualty Company.

/(12)/ Also owned by 11 other AIG subsidiaries.

/(13)/ Also owned by 11 other AIG subsidiaries.

/(14)/ Also owned 25.78 percent by AIG.

/(15)/ Also owned 25 percent by American Home Assurance Company and 25 percent by AIU Insurance Company.

/(16)/ Also owned 20 percent by the Insurance Company of the State of Pennsylvania and 10 percent by AIG Casualty Company.

/(17)/ Also owned 20 percent by the Insurance Company of the State of Pennsylvania and 10 percent by AIG Casualty Company.

(18) Also owned 16.3 percent by American Home Assurance Company, 31.1 percent by Commerce and Industry Insurance Company and 20.6 percent by New Hampshire Insurance Company.

(19) 100 percent held together with AIG companies.

(20) Also owned 45.88 percent by National Union Fire Insurance Company of Pittsburgh, Pa., 16.95 percent by New Hampshire Insurance Company and 0.86 percent by The Insurance Company of the State of Pennsylvania.

(21) Also owned 24.97 percent by United Guaranty Residential Insurance Company of North Carolina.

(22) Also owned 30 percent by AIG Retirement Services, Inc.

(23) Also owned 3.24 percent by American International Underwriters de Colombia Ltd.

(24) Also owned 5.6 percent by American International Company, Limited, 2.5 percent by AIG Europe (Ireland) Ltd., 8.5 percent by American International Underwriters Overseas Association and 0.6 percent by New Hampshire Insurance Company.

(25) Also owned 7.5 percent by AIG Egypt Insurance Company.

(26) Also owned 0.92 percent by American International Underwriters Overseas,
     Ltd.

     The Registrant is a separate account of The United States Life Insurance Company in the City of New York (Depositor).

     Item 29. Indemnification

     Insofar as indemnification for liability arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The United States Life Insurance Company in the City of New York

     To the full extent authorized by law, the corporation shall indemnify any person made, or threatened to be made, a party to an action or proceeding, whether criminal or civil, by reason of the fact that he, his testator or intestate is or was a director or officer of the corporation or serves or served in any capacity in any other corporation at the request of the corporation. Nothing contained herein shall affect any rights to indemnification to which corporate personnel other than directors and officers may be entitled by contract or otherwise under law.

     Item 30. Principal Underwriters

     (a) Other Activity. Registrant's principal underwriter, American General Equity Services Corporation, also acts as principal underwriter for The United States Life Insurance Company in the City of New York Separate Account USL VA-R, which offers interests in variable annuities. American General Equity Services Corporation also acts as principal underwriter for certain other separate accounts of The United States Life Insurance Company in the City of New York affiliates.

(b)  Management.

  Name and Principal     Positions and Offices with Underwriter
   Business Address      American General Equity Services Corporation
----------------------   -------------------------------------------------------
Matthew E. Winter        Director and Chairman of the Board of Directors
2929 Allen Parkway
Houston, TX 77019

Mark R. McGuire          Director and Senior Vice President
2727 Allen Parkway
Houston, TX 77019

David W. O'Leary         Director, President and Chief Executive Officer
2929 Allen Parkway
Houston, TX 77019

Larry Blews              Vice President and Chief Compliance Officer
2727-A Allen Parkway
Houston, TX 77019

Robert F. Herbert, Jr.   Vice President
2727-A Allen Parkway
Houston, TX 77019

Deanna D. Osmonson       Vice President and Anti-Money Laundering
2727 Allen Parkway       Compliance Officer
Houston, TX 77019

T. Clay Spires           Vice President and Tax Officer
2727-A Allen Parkway
Houston, TX 77019

Rhonda Washington        Treasurer and Controller
2727 Allen Parkway
Houston, TX 77019

Elizabeth M. Tuck        Secretary
70 Pine Street
New York, NY 10270

Amy Marie Cinquegrana    Assistant Secretary
70 Pine Street
New York, NY 10270

  Name and Principal     Positions and Offices with Underwriter
   Business Address      American General Equity Services Corporation
----------------------   -------------------------------------------------------
Lauren W. Jones          Assistant Secretary
2929 Allen Parkway
Houston, TX 77019

John D. Fleming          Assistant Treasurer
2929 Allen Parkway
Houston, TX 77019

Barbara J. Moore         Assistant Tax Officer
2919 Allen Parkway
Houston, TX 77019

(c)  Compensation From the Registrant.

                                    Compensation on
                                    Events
                    Net             Occasioning
                    Underwriting    the Deduction
Name of Principal   Discounts and   of a Deferred     Brokerage     Other
Underwriter         Commissions     Sales Load        Commissions   Compensation
-----------------   -------------   ---------------   -----------   ------------
American General          0                0               0             0
Equity Services
Corporation

Item 31. Location of Accounts and Records

All records referenced under Section 31(a) of the 1940 Act, and Rules 31a-1 through 31a-3 thereunder, are maintained and in the custody of The United States Life Insurance Company in the City of New York at its principal executive office located at 70 Pine Street, New York, New York 10270, The United States Life Insurance Company in the City of New York's Administrative Office located at 3051 Hollis Drive, Springfield, Illinois 62704 or the Houston office located at 2727-A Allen Parkway, Houston, Texas 77019-2191.

Item 32. Management Services Not applicable.

Item 33. Fee Representation

The United States Life Insurance Company in the City of New York hereby represents that the fees and charges deducted under the Policy, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and risks assumed by The United States Life Insurance Company in the City of New York.

Undertakings of the Depositor

During any time there are insurance obligations outstanding and covered by the guarantee issued by American Home Assurance Company ("American Home Guarantee Period"), filed as an exhibit to this Registration Statement (the "American Home Guarantee"), the Depositor hereby undertakes to provide notice to policy owners covered by the American Home Guarantee promptly after the happening of significant events related to the American Home Guarantee.

These significant events include: (i) termination of the American Home Guarantee that has a material adverse effect on the policy owner's rights under the American Home Guarantee; (ii) a default under the American Home Guarantee that has a material adverse effect on the policy owner's rights under the American Home Guarantee; or (iii) the insolvency of American Home Assurance Company ("American Home").

Depositor hereby undertakes during the American Home Guarantee Period to cause Registrant to file post-effective amendments to this Registration Statement as frequently as is necessary to ensure that the current annual audited statutory financial statements of American Home in the Registration Statement are updated to be as of a date not more than 16 months prior to the effective date of this Registration Statement, and to cause Registrant to include as an exhibit to this Registration Statement the consent of the independent registered public accounting firm of American Home regarding such financial statements.

During the American Home Guarantee Period, the Depositor hereby undertakes to include in the prospectus to policy owners, an offer to supply the Statement of Additional Information which shall contain the annual audited statutory financial statements of American Home, free of charge upon a policy owner's request.

                               POWERS OF ATTORNEY

     Each person whose signature appears below hereby appoints Robert F. Herbert, Jr., Gary W. Parker and Kyle L. Jennings and each of them, any one of whom may act without the joinder of the others, as his/her attorney-in-fact to sign on his/her behalf and in the capacity stated below and to file all amendments to this Registration Statement, which amendment or amendments may make such changes and additions to this Registration Statement as such attorney-in-fact may deem necessary or appropriate.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, The United States Life Insurance Company in the City of New York Separate Account USL VL-R, has duly caused this Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the City of Houston, and State of Texas on the 9th day of June, 2008.

                                            THE UNITED STATES LIFE INSURANCE
                                            COMPANY IN THE CITY OF NEW YORK
                                            SEPARATE ACCOUNT USL VL-R
                                            (Registrant)

                                        BY: THE UNITED STATES LIFE INSURANCE
                                            COMPANY IN THE CITY OF NEW YORK
                                            (On behalf of the Registrant and
                                            itself)


                                        BY: ROBERT F. HERBERT, JR.
                                            ----------------------
                                            ROBERT F. HERBERT, JR.
                                            SENIOR VICE PRESIDENT

                                     USL - 1

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons, on behalf of the Registrant and Depositor, in the capacities and on the dates indicated.

Signature                               Title                       Date
-------------------------------------   -------------------------   ------------


RODNEY O. MARTIN, JR.                   Director and Chairman       June 9, 2008
-------------------------------------   of the Board of Directors
RODNEY O. MARTIN, JR.


MATTHEW E. WINTER                       Director, President and     June 9, 2008
-------------------------------------   Chief Executive Officer
MATTHEW E. WINTER


MARY JANE B. FORTIN                     Director, Executive         June 9, 2008
-------------------------------------   Vice President and
MARY JANE B. FORTIN                     Chief Financial Officer


M. BERNARD AIDINOFF                     Director                    June 9, 2008
-------------------------------------
M. BERNARD AIDINOFF


DAVID R. ARMSTRONG                      Director                    June 9, 2008
-------------------------------------
DAVID R. ARMSTRONG


                                        Director                    June   ,2008
                                                                         --
-------------------------------------
PATRICK J. FOLEY


JAMES A. GALLI                          Director                    June 9, 2008
-------------------------------------
JAMES A. GALLI


CECIL C. GAMWELL, III                   Director                    June 9, 2008
-------------------------------------
CECIL C. GAMWELL, III

                                     USL - 2

Signature                               Title                       Date
-------------------------------------   -------------------------   ------------


JACK R. HARNES                          Director                    June 9, 2008
-------------------------------------
JACK R. HARNES


DAVID L. HERZOG                         Director                    June 9, 2008
-------------------------------------
DAVID L. HERZOG


RICHARD A. HOLLAR                       Director                    June 9, 2008
-------------------------------------
RICHARD A. HOLLAR


JOHN I. HOWELL                          Director                    June 9, 2008
-------------------------------------
JOHN I. HOWELL


DAVID W. O'LEARY                        Director                    June 9, 2008
-------------------------------------
DAVID W. O'LEARY


GARY D. REDDICK                         Director                    June 9, 2008
-------------------------------------
GARY D. REDDICK


CHRISTOPHER J. SWIFT                    Director                    June 9, 2008
-------------------------------------
CHRISTOPHER J. SWIFT

                                     USL - 3

                                                                       333-_____
                                                                       811-09359

                                   SIGNATURES

     American Home Assurance Company has caused this Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the City of New York, and State of New York on the 9th day of June, 2008.

                                            AMERICAN HOME ASSURANCE COMPANY


                                        BY: ROBERT S. SCHIMEK
                                            ------------------------------------
                                            ROBERT S. SCHIMEK
                                            CHIEF FINANCIAL OFFICER, SENIOR VICE
                                               PRESIDENT AND TREASURER

     This Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature                      Title                       Date
----------------------------   -------------------------   ------------


KRISTIAN PHILIP MOOR           Director and Chairman       June 9, 2008
----------------------------
KRISTIAN PHILIP MOOR


JOHN QUINLAN DOYLE             Director and President      June 9, 2008
----------------------------
JOHN QUINLAN DOYLE


ROBERT S. SCHIMEK              Director, Chief Financial   June 9, 2008
----------------------------   Officer, Senior Vice
ROBERT S. SCHIMEK              President and Treasurer


MERTON BERNARD AIDINOFF        Director                    June 9, 2008
----------------------------
MERTON BERNARD AIDINOFF


CHARLES H. DANGELO             Director                    June 9, 2008
----------------------------
CHARLES H. DANGELO


DAVID NEIL FIELDS              Director                    June 9, 2008
----------------------------
DAVID NEIL FIELDS


KENNETH VINCENT HARKINS        Director                    June 9, 2008
----------------------------
KENNETH VINCENT HARKINS


DAVID LAWRENCE HERZOG          Director                    June 9, 2008
----------------------------
DAVID LAWRENCE HERZOG

Signature                      Title                       Date
----------------------------   -------------------------   ------------


ROBERT EDWARD LEWIS            Director                    June 9, 2008
----------------------------
ROBERT EDWARD LEWIS


WIN JAY NEUGER                 Director                    June 9, 2008
----------------------------
WIN JAY NEUGER


                               Director                    June __, 2008
----------------------------
NICHOLAS SHAW TYLER


NICHOLAS CHARLES WALSH         Director                    June 9, 2008
----------------------------
NICHOLAS CHARLES WALSH


MARK TIMOTHY WILLIS            Director                    June 9, 2008
----------------------------
MARK TIMOTHY WILLIS

                                  EXHIBIT INDEX

Item 26. Exhibits

     (d)(1) Form of "AIG Income Advantage Plus(SM)" Flexible Premium Variable Universal Life Insurance Policy, Sex Distinct version, Policy Form No. 08704N.

     (d)(10) Form of Term Life Insurance Benefit Rider Providing Annually Renewable Term Insurance (Enhanced Early Cash Value Term Rider), Sex Distinct version, Form No. 08617N.

                                       E-1